SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2013

Annual and Sustainability Report

Eletrobras

Iguaçu Falls, Foz do Iguaçu, Paraná.

Eletrobras
Annual and Sustainability
Report 2013

Present in your daily life
Have you ever thought about a world
without the advantages of electricity?
Today, that is almost impossible. On a
daily basis, Eletrobras generates and
transmits energy to almost half of Brazil
and distributes energy directly to 3.8
million customers. Hence, since it works
with one of the cleanest matrices in the
		The 2013 Annual and Sustainability	world, Eletrobras is ready to generate
		Report of the Eletrobras companies	energy for a new age!
results from the collaborative work
of hundreds of people and reflects a
process of continuous improvement
and a strengthening of sustainability
practices. It also demonstrates how trans-
		parency and accountability to society	The data provided in the Eletrobras
FOREWORD	Fulfilling its commitment to transparency	are important in maintaining the trust of	ASR 2013 was assured by the auditing
	and to the best practices in corporate	stakeholders. Thus, all comments, reviews,	company KPMG Brasil, as shown in the
	management, Eletrobras once again	and suggestions are valuable and should	letter of assurance published on page
	publishes its Annual and Sustainability	be sent to sustentabilidade@eletrobras.	185, and consolidates the operations
	Report (Eletrobras ASR 2013), pursuant	com.	of Eletrobras in Brazil for the period of
	to the Global Reporting Initiative (GRI)	(GRI 3.4)	January 1 to December 31, 2013, replacing
	guidelines.		the same report published in July 2013.
	On the following pages, you will have	According to the GRI indicators version	(GRI 3.1, GRI 3.2, GRI 3. 3, GRI 3.6,
	access to relevant information that covers	3.1, this publication meets application	GRI 3.8, GRI 3.13)
	all operations, practices, and stakeholder	level B+. In this report, we also present the
	relationships and to data pertaining to	methods used to manage the material	All data reported in the printed
	our economic, social, and environmental	sustainability aspects and their perfor-	version of this report are also available
	performance, according to the ten	mance through indicators identified	for download and viewing at: www.
	principles of the Global Compact and to	as material for the organization, its	eletrobras.com/elb/data/Pages/
	the model for Social Accounting of the	stakeholders, and the electric utilities	LUMIS79AE3C27PTBRIE.htm.
	Brazilian Institute of Social and Economic	sector. On page 176, you will find the	Eletrobras website> Sustentabilidade >
	Analyses (IBASE) for 2013. There are no	table containing the responses to GRI	Relatórios de Sustentabilidade
	specific limitations pertaining to the	profile indicators, perfomance and electric	(> Sustainability > Sustainability Reports)
	scope or boundary of this report.	utilities sector indicators.
	(GRI 4.12, GRI 3.7)	(GRI 3.12)	Enjoy your reading!

2	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	3

Eletrobras 2013

34%
Responsible for 34% of power generation in Brazil.

89%
Of the company's power generation, 89% comes from clean sources, with low greenhouse-gas emissions.

50%
Eletrobras owns 50% of the transmission lines in the country.

3,8 million
Eletrobras's distribution companies serve over 3.8 million customers.

R$60,8 billion
Planned investments of R$60.8 billion between 2014 and 2018.

Record investment of **R$11.2 billion**.

659 MW of installed capacity were added to the energy matrix.

1,898 km of new transmission lines.

An additional **152,000** customers.

3,748 products have received the Eletrobras Procel Seal, which informs consumers about energy efficient appliances.

The Eletrobras Procel program contributed to savings of over **9,744 million** megawatts-hours – which is equivalent to the annual consumption of approximately **five million** households.

Procel also contributed to preventing the emission of **935,000** tCO_2eq, which corresponds to the annual emissions of **321,000** vehicles.

The Luz Para Todos (Light for All) program achieved **98%** of the goal set for 2013. A total of **87,300** new connections were installed, benefitting over **15 million** people in the Brazilian rural area.

4 Eletrobras RELATÓRIO ANUAL E DE SUSTENTABILIDADE 2013 5

		management model. In the coming years,	notably the first stage of the transmission
		we will continue to move forward at an	system of the power plants located on the
		even faster pace toward competitiveness,	Madeira River. The Eletrobras distribution
Energy for a new age		integration, efficiency, and sustain-	companies obtained an additional 152,000
		ability, systematically reaffirming our	new customers, as well as a reduction in
		commitment to the principles of the	commercial losses and consumer default.
		Global Compact, to which we have been	Eletrobras has started its effective
		signatories since 2006.	operational activities abroad, becoming a
		The Plan brings changes to Eletrobras	partner of the Administración Nacional
		and, at the same time, the opportunity	de Usinas y Transmisiones Eléctricas
		for a new cycle. To meet these objec-	(UTE), through the acquisition of 50% of
		tives, in 2013 we “tightened our belt,”	the shares of the Uruguayan company
		adopting even more rigorous control of	Rouar S/A, responsible for deploying the
		our spending and curtailing our budget	Artilleros wind farms (65 MW), located in
		for materials, services, and other expen-	the department of Colonia, Uruguay, that
		ditures. We implemented the employee	will start its operations in 2014.
		Voluntary Resignation Incentive Program	The company worked proactively in	In 2013,
		(PID), which was very successful, with	obtaining the remaining value of the	Eletrobras
		the participation of 4,448 individuals, a	compensation of the generation and	added
		number that could reach 5,000 in 2014	transmission assets that had concession	659 MW
		and which will deliver R$1.3 billion/year in	extended under Law No. 12.783/2013,	of installed
		savings, with return on investment in two	which values are being discussed with	capacity to
		years.	Aneel. Furthermore, it has begun the	its energy
		In our 2013 balance sheet, which	restructuring the Business Model and	matrix.
		already reflects the full effects of Law	Management, which is being developed
		12,783, we posted a significant loss of	with support of the consultant Roland
		R$6.3 billion, mainly resulting from nonre-	Berger and should be completed in the
		curring factors such as expenditures for	first half of 2014.
		PID, legal contingencies, and the recording	As you can see, we seek a new sun.
		of impairments, which allows us to	To this end, we will always preserve our
		project promising perspectives concerning	most valuable asset: a solid corporate
		the recovery of results.	culture, which brings together extremely
		Despite having tightened its belt,	qualified teams that have a public spirit
		Eletrobras did not alter its expansion	and are useful to customers and commu-
MESSAGE	The sun rises every day, for everyone. It	program, making investments of R$11.2	nities, always maintaining the conviction
	represents new cycles, new journeys, and	billion, a record in the history of the	that people are the origin, essence,
	great changes and a reshaping of models,	company. Our goal is to invest R$60.8	and meaning of everything Eletrobras
	plans, and actions. The winds of change	billion between 2014 and 2018, of which	undertakes.
	blew strongly in 2013 for Eletrobras, marking	R$34.4 billion is in projects already	In 2014, a new reality will dawn on the
	the beginning of a decisive process which,	underway and R$26.4 billion is for new	Eletrobras companies. And the sun of this
	with the energy of our employees, takes	projects.	new age will inspire us to do more than
	into account the perpetuity of our assets,	In 2013, Eletrobras added 659 MW of	fulfill our mission, but to also captivate
	products, and services, which are critical for	installed capacity to its energy matrix.	clients, investors, suppliers, employees
	the progress of the country.	Some examples are the Santo Antonio,	and all those who, along with us, follow
	The implementation of the Business	Jirau, and Simplício hydroelectric power	the path to building a better future for
	and Management Master Plan (PDNG)	plants and the Chuí, Livramento, Casa	Brazilians and for the world.
	2013-2017 has put into practice a strategic	Nova, Pedra Branca, and Sete Gameleiras
	realignment, supported by three basic	wind farms. Moreover, Eletrobras, whether	JOSÉ DA COSTA CARVALHO NETO
	pillars: operational efficiency, sustained	independently or in partnerships, built	CEO of Eletrobras
	expansion, and a new governance and	over 1,898 km of transmission lines,	(GRI 1.1, GRI 2.9)

6	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	7

Reliable and secure power generation
		Electricity Agency (Agência Nacional de	Consequently, the company’s 51-year
		Energia Elétrica - ANEEL), thereby bearing	history represents the trust and confi-
		tariffs that include, among other things,	dence that, once again, the company will
		the regulatory costs for operation, mainte-	manage to turn challenges into new
		nance, and administration. Consequently,	business opportunities, thereby
		it became imperative for Eletrobras to	maximizing the return to both society and	Eletrobras reaffirms its commitment to generate, to transmit and to distribute clean and renewable energy.
		restructure itself by repositioning its role	shareholders.
		as a holding as well as strengthening its	This certainty is based on the
		autonomy.	dedication and capacity to work of its
		I would like to point out that, despite	employees, who share company values.
		the restructuring, Eletrobras continues to	This translates into behavior with
		invest heavily in new projects in the areas	integrity, the continuous search for
		of power generation and transmission	excellence, and consistently performing
		through participation in specific purpose	its role to provide the best for society.
		partnerships. In the area of power gener-	Thus, Eletrobras will improve its capacity
		ation, Eletrobras is participating in the	to respond to these new scenarios and
		implementation of 26,800 MW of energy,	challenges.
		most notably through the hydroelectric	Finally, I wish to highlight that given
		plants of Belo Monte, Santo Antônio,	the new conditions set forth by Law No.
		and Jirau. In the area of transmission,	12,783 of 2013, only the most efficient
		Eletrobras is responsible for 57,290 km	companies will persist. In this sense,
		of transmission lines of the National	I’m certain that Eletrobras will become
		Interconnected System (SIN), with a	increasingly stronger, reinforcing its
MESSAGE FROM THE CHAIRMAN	The year 2013 was marked by the federal	highlight being the Tucuruí-Manaus	management and leadership capacity
OF THE BOARD OF DIRECTORS	government’s effort to reduce the cost	transmission line.	within the electric energy sector.
	of energy for consumers in Brazil, in a	Additionally, there are expanding
	structural manner, through the promul-	investments in wind farms, thereby
	gation of Law No. 12.783 of January 11, 2013,	retaining the share of renewable energy	MÁRCIO PEREIRA ZIMMERMANN
	which allowed for the extension of the	sources in our energy matrix, in addition	Chairman of the Board of Directors of
	concession term for the generation and	to the construction of the Angra 3 nuclear	Eletrobras
	transmission of electricity for Eletrobras.	power plant, which will add 1,405 MW to	(GRI 1.2)
	In this new scenario, Eletrobras had to	the Brazilian Energy System.
	adapt to the new conditions created by	Through these investments, Eletrobras
	the new legal framework; in other words,	reestablishes its commitment to generate,
	the concessions for the generation and	transmit, and distribute clean and
	transmission of electricity, covered by	renewable energy, guided by its principles
	article 19 and § 5 of article 17 of Law No.	of reliability, safety, and quality, thereby
	9,074, of July 7, 1995, were included in	providing important gains for the country.
the activities regulated by the National

8	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	9

COMMITMENTS (GRI 1.2)
Evolution of our commitments for 2013

GOAL/COMMITMENT	PERFORMANCE	COMMENTS	GOAL/COMMITMENT	PERFORMANCE	COMMENTS
GOVERNANCE			BUSINESS

Contract on Corporate Performance Goals (CMDE): To establish the new goals for the 2013-2017 cycle, pursuant to the new rules established by Law 12,783 (pertaining to the Provisory Measure MP 579).	ATTAINED	The new goals for CMDE for the 2013-2017 cycle and the respective indicator dashboard were established and approved by the Board of Directors and Board of Executive Officers
The indicator dashboard was expanded and now has 13 indicators for the generation and transmission companies, 16 for its distribution companies, and 12 for the Eletrobras holding.
The results of the CDME indicators were monitored
throughout the year.	Implementation of over 13,730 km of transmission lines, which represents an additional 13,885 MVA in transformation capacity.	PARTIALLY ATTAINED	In 2013, a total of 3,552 km of transmission lines entered into operation with the participation of Eletrobras. Of this total,
1,595 kilometers refer to the proportional share of Eletrobras companies in the SPE and 303 km, to its own performance, totaling 1,898 kilometers of new lines built by Eletrobras, itself or through partnerships. We highlight the completion of the first phase of the Madeira power plants, in direct current, and the Lechuga Substation, which is responsible for connecting Manaus to the Integrated System (SIN) through the Tucuruí Transmission Line. Over 19.2 km of transmission lines will be incorporated into the SIN by 2018.

Interconnection of the Stand-alone Systems of Manaus-AM and Macapá-AP to the SIN, to incorporate them into the power generation complex of the Eletrobras companies, according to the Monthly Operation Program (PMO) developed by the ONS (National System Operator).

ECONOMIC

For 2013, expenditures planned for investment and expansion programs are approximately R$13.7 billion.	PARTIALLY ATTAINED	Eletrobras has not changed its investment plan, making 83.5% of the investments planned in the budget, totaling the record amount of R$13.4 billion for 2013.

The Belo Monte power plant will be the only project to be expanded by the Eletrobras companies after 2016; its main powerhouse will enter into operation between 2016 and 2019. Of Eletrobras’s installed capacity expected to become operational after 2013, a total of 11,975 MW (a capacity proportional to its ownership interest) are provided by power plants under construction.	PARTIALLY ATTAINED	In 2013, the Eletrobras companies, whether through direct participation or SPE, added 659 MW of installed capacity to its energy matrix. Some power plants developed through partnerships, such as the Santo Antonio Hydroelectric Plant, have seven turbines in operation, totaling 1,128 MW. We also highlight the beginning of operations at the first 75-MW generating unit at the Jirau Hydroelectric Plant and at the Simplicio and Batalha Power Plants; the latter two are wholly owned by Eletrobras Furnas.
SOCIAL

Voluntary Resignation Incentive Program	ATTAINED	Of a total of 9,903 eligible employees, 4,448 participated.
In 2013, there were 4,221 resignations through PID, and others dismissals are expected to occur in 2014. At Eletrobras Eletronuclear, this process will begin in 2014 and is expected to be completed in 2015.

3rd Climate Survey in the Eletrobras companies.	ATTAINED	Eletrobras conducted its 3rd Unified Organizational Climate Survey in 2013, with the participation of 14,550 employees.
Based on the results of this survey, we are planning for the preparation of the 2nd Corporate Action Plan to improve the organizational climate, in 2014.

Commencement of the construction work for the transmission line to interconnect Brazil and Uruguay (390 km) and the associated substation (SE), in partnership.	NOT ATTAINED	After the public hearing held in August 2011, an incompatibility in the layout of the transmission lines was detected, which caused
Substation Candiota to be relocated, the layout of the lines to be changed, and the development to be rescheduled, with commercial operations expected to start in the first half of 2014.

In 2012, we concluded the 1st Unified Cycle of the Performance Management System (SGD), which supported the development of the careers of 87.72% of the employees of the Eletrobras companies who are members of the
program.	ATTAINED	The 2nd Unified Cycle of the Performance Management
System (SGD), supporting career development and in line with the strategic objectives of the companies was initiated.
Employee evaluations, to assess competencies and team goals, and the preparation of the Individual Development Plan (PDI) of each employee are scheduled for the beginning of 2014. The results obtained through the SGD will support meritocracy, and high performers may be promoted either horizontally (merit) or vertically (change in level of complexity).

ENVIRONMENTAL

			Formal approval of the Environmental Policy	ATTAINED	In May 2013, the new version of the Environmental Policy was approved (page 107, in Environmental Performance - Energy for continued growth).

	10	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013		11

Summary

2 FOREWORD
Eletrobras's energy in your life_2

4 HIGHLIGHTS 2013
Highlights_4
Message_6
Energy for a new age_6
Message from the Chairman of the Board of Directors_8

15 CORPORATE PROFILE
Building the Future_16
Shareholding structure_18
Investor relations_19
Organizational structure_20
Commitments_21
Participations and representations_22

25 ABOUT THE REPORT
More energy for a new age_26
Establishing materiality_27

33 GOVERNANCE AND MANAGEMENT
Sustainability in our business strategies_34
Improving management for business sustainability_35
Selection of leaders_40
Code of Ethics_42
Responsible communication_42
Conflict of interest_44
Risk management_46

49 BUSINESS PERFORMANCE
Power to generate, transmit, and distribute energy_50
Generation_51
Transmission_60
Distribution_64
Demand management_68
Research, development, and innovation_69
Eletrobras Cepel_70

73 ECONOMIC AND FINANCIAL PERFORMANCE
On the path to new achievements_74
Results_75
Value-Added Statement_76
Economic subsidies_79
Indirect economic impacts_81

87 SOCIAL PERFORMANCE
Fostering dialogue and best practices_88
Employees_89
Professional development_100
Customers_106
Suppliers_111
Community_115
Measures to prevent and reduce damage_120
Resettlement_124
Projects and programs_125
Government and public policies_127
Human Rights_134

137 ENVIRONMENTAL PERFORMANCE
Energy for continued growth_138
Environmental Management System_138
Energy_140
Energy efficiency_142
Water and wastewater_145
Biodiversity_148
Climate change_153
Emissions_154
Waste_160
Spills_162
Environmental Investments and spending_164
Projects and programs_165

169 ATTACHMENTS
Awards and Recognition_170
Complementary GRI Content_171
Glossary_189
Talk to Us_195
Credits_197
Illustrations_199

12 Eletrobras ANNUAL AND SUSTAINABILITY REPORT 2013 13

Ponte dos Ingleses, Fortaleza, Ceará.

CORPORATE PROFILE

BUILDING THE FUTURE_16

SHAREHOLDING STRUCTURE_18

INVESTOR RELATIONS_19

ORGANIZATIONAL STRUCTURE_20

COMMITMENTS_21

PARTICIPATIONS AND REPRESENTATIONS_22

15

Building the future

1. Generation and
transmission: Eletrobras
Chesf, Furnas, Eletrosul,
Eletronorte, CGTEE, and
Eletronuclear. Distribution:
Eletrobras Amazonas
Energia, Distribuição Acre,
Distribuição Roraima,
Distribuição Rondônia,
Distribuição Piauí, and
Distribuição Alagoas.
Eletrobras Amazonas Energia
is a generation and distribu-
tion company; thus, it is
considered in both
business lines.

Eletrobras is a quasi-public and publicly
traded corporation and the holding
company of energy generation, trans-
mission, and distribution companies.
The federal government is its majority
shareholder, with 54.46% of the common
shares; currently, the company is the
major agent in the generation and trans-
mission of energy in Brazil, playing a
major role in the distribution and trading
of this commodity.

Learn more about the companies on the Eletrobras
website: www.eletrobras.com

   Created in 1962, Centrais Elétricas
Brasileiras S.A. (Eletrobras) is a large enter-
prise, which holds one of the cleanest
energy matrices in the world. Every day,
the company generates and transmits
energy to almost half of Brazil and
distributes energy directly to 3.8 million
customers. The Eletrobras companies[1]
operate and manage 180 power plants,
including 45 hydroelectric plants, 125
thermoelectric plants, eight wind farms,
and two nuclear power plants. These
power plants account for 34% (42,987 MW)
of the nation’s total generation, of which
89% comes from low greenhouse-gas
emitting sources. Eletrobras is also respon-
sible for 50% of the transmission lines in
Brazil (57,300 km of transmission lines
that are part of the National
Interconnected System - SIN), and it is the
only company on the planet with national
coverage in high and extra-high voltage.

services pertaining to energy efficiency,
the advocacy of corporate sustainability,
the pursuit of alternative energy sources,
and the creation of new businesses.
Hence, it has partnerships with Special
Purpose Entities (SPE) and, since 2008, it
has been authorized to operate abroad
(Law 11,651).
Presently, Eletrobras develops activities
that value the Latin-American energy
interconnection in countries such as
Uruguay (TL 500 kV), from Candiota-RS
to San Carlos, in the Department of
Maldonado, totaling 500 km, of which
60 km are located in Brazilian territory,
Argentina (Garabi-Panambi Binational
Complex – 2,100 MW), and Nicaragua
(Tumarín Hydroelectric Plant – 253 MW).

SUSTAINABLE FOCUS
At the Eletrobras companies, sustain-
ability concepts and practices are
incorporated into the organizational
management and are supported by their
vision, mission, and values, in addition
to the management and governance
instruments and the Code of Ethics of the
Eletrobras companies.

Mission
To operate in energy markets in an
integrated, profitable, and sustainable
manner.
Vision
To become the largest global clean energy
corporate system by 2020, with profit-
ability in line with the major companies
in the electric utilities sector.
Values
Results-oriented
Entrepreneurship and innovation
Appreciation of and commitment to
people
Ethics and transparency

Eletrobras’s corporate policies,
strategies, and challenges
View the policies and learn more about the Eletrobras
corporate drivers, attributes, and challenges in the
Eletrobras System Strategic Plan 2010-2020 of the
Eletrobras companies at www.eletrobras.com > Página
principal > Sustentabilidade > Governança Corporativa
> Instrumentos de Gestão e Políticas (> Home >
Sustainability > Corporate Governance > Management
Tools and Policies).

ENERGY IN NUMBERS
42,987 MW of installed capacity
186,000 GWh of energy generated in own plants
45 hydroelectric plants
125 thermoelectric plants
2 nuclear plants
8 wind farms
57,300 km of transmission lines
248,400 km of distribution lines

23,969 employees on its permanent staff

With its headquarters in Brasília and its main office in Rio de Janeiro, Eletrobras also conducts research and provides

	16	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	17

Shareholding
structure
2. Freefloat isthe percentage of shares that are freely negotiated in the market.

Eletrobras shares are traded in three stock
markets: the São Paulo Stock Exchange
– BM&FBOVESPA (ELET3 and ELET6), in
which it is listed as Corporate Governance
Level 1; the Madrid Stock Exchange (XELTO
and XELTB), through the LATIBEX Program;
and the New York Stock Exchange – NYSE
(EBR and EBR-B), in which it trades Level 2
American Depositary Receipts (ADRs).

The business practices of the company
are in line with the trends indicated by
the Dow Jones Sustainability Indexes
(DJSI) and by the Corporate Sustainability
Index of the São Paulo Stock Exchange (ISE
BM&FBOVESPA), the portfolios in which
the company participates, among others
market and sustainability benchmarks.

On December 31, 2013, Eletrobras closed
the period with 29,376 shareholders, of
which 97% (28,494) reside in Brazil and
3% (882) in 31 countries. The capital stock
totaled R$31,305 billion, represented by
1,352,634,100 shares, of which 1,087,050,297
was in common shares (ON) and
265,583,803 was in preferred shares (OP).

In 2013, no changes were made to
Eletrobras’s capital stock structure. The
Federal Government, whether directly or
indirectly, owns 67% of the company’s
capital stock and the free float[2] totals
32.8%. At the close of the year, the
company’s market cap reached R$9,020
billion.

Investor relations
Pursuant to its policy governing the
provision of information to the market
and to the rules of Corporate Governance
Level 1, established by BM&FBOVESPA,
Eletrobras holds semiannual meetings of
the Association of Capital Market Analysts
and Investment Professionals (APIMECS)
in each of the regional offices of RJ, SP,
MG, DF, South, and Northeast, totaling
14 annual meetings. Given its regular
participation in the APIMECS meetings
for 18 consecutive years in RJ and SP, for 11
years in the Northeast and DF, and for ten
years in Minas Gerais and in the South of
Brazil, Eletrobras has received attendance
certifications in all the aforementioned
locations.
The Finance and the Investor Relations
Departments also hold semiannual
meetings in Europe and in the United
States, through road shows, which
aim to present the company to foreign
investors. Annually, the company also
holds Eletrobras Day in New York and
the LATIBEX Forum in Madrid. Finally,
Eletrobras often takes part in the dozens
of events and seminars organized by
international banks, in Brazil and abroad,
with the presence of the main analysts and
investors from the Equity and Debt areas.	To learn more, shareholders and investors can call
(55 21) 2514-6333, e-mail invest@eletrobras.com,
or contact the Fale com RI (Talk to IR) at the Eletrobras
Investor Relations website www.eletrobras.com.br/elb/ri.

18	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	19

Organizational structure

BOA VISTA
ELETROBRAS
DISTRIBUIÇÃO RORAIMA
DISTRIBUTION
MANAUS
ELETROBRAS
AMAZONAS ENERGIA
DISTRIBUTION
TERESINA
ELETROBRAS
DISTRIBUIÇÃO PIAUÍ
DISTRIBUTION
RIO BRANCO
ELETROBRAS
DISTRIBUIÇÃO ACRE
DISTRIBUTION
PORTO VELHO
ELETROBRAS
DISTRIBUIÇÃO RONDÔNIA
DISTRIBUTION
RECIFE
CHESF
GENERATION AND TRANSMISSION
MACEIÓ
ELETROBRAS
DISTRIBUIÇÃO ALAGOAS
DISTRIBUTION
DISTRITO FEDERAL
ELETROBRAS
HOLDING - HEADQUARTERS
ELETRONORTE
GENERATION AND TRANSMISSION
FOZ DO IGUAÇU
ITAIPU BINACIONAL
GENERATION
RIO DE JANEIRO
ELETROBRAS
CENTRAL OFFICE
ELETROBRAS FURNAS
GENERATION AND TRANSMISSION
ELETRONUCLEAR
GENERATION
CEPEL
HEADQUARTERS
ELETROPAR
EQUITY INTERESTS
FLORIANÓPOLIS
ELETROSUL
GENERATION AND TRANSMISSION
PORTO ALEGRE
CGTEE
GENERATION

Eletrobras
Eletrobras
Cepel
(100,00%)
Generation and Transmission
Generation
Binational Generation
Distribution
Shareholdings
Eletrobras
Eletronorte
SPES
G 6
T 10
Σ 16
Eletrobras
Chesf
SPES
G 44
T 7
Σ 51
Eletrobras
Furnas
SPES
G 58
T 18
Σ 76
Eletrobras
Eletrosul
SPES
G 10
T 8
Σ 18
Eletrobras
Eletronuclear
Eletrobras
CGTEE
ITAIPU
BINACIONAL
(50,00%)
Eletrobras
Amazonas Energia
(100,00%)
Eletrobras
Distribuição Acre
(94,28%)
Eletrobras
Distribuição Alagoas
(100,00%)
Eletrobras
Distribuição Piauí
(100,00%)
Eletrobras
Distribuição Rondônia
(100,00%)
Eletrobras
Distribuição Roraima
(100,00%)
Eletrobras
Eletropar
Norte Energia S.A. (Belo Monte)
(15,00%)
MINORITIES SHAREHOLDINGS*
G, T e D 26
Shareholdings Abroad
Centrales Hidroeléctricas de Centroamérica – CHC
Centrales Hidroeléctricas de Nicaragua – CHN
(Nicarágua)
(50,00%)
(50,00%)

ELETROBRAS

SEGMENT OS BUSINESS	SPEs**
Generation	111
Transmission	39
Total	**150**

** The amount of SPEs was adjusted, since there are Purpose Entities which participate in more than one company Eletrobras.

20

Eletrobras

Commitments
In addition to codes and policies, the
actions implemented by Eletrobras are
conducted pursuant to a number of
commitments disseminated among
employees and stakeholders, such as the
adoption of codes and participation in
volunteer programs.
Since 2005, the Eletrobras companies
have been in line with the Millennium
Development Goals, and since 2006, they
have committed to the Global Compact,
in addition to the commitment to the
Universal Declaration of Human Rights of
the United Nations (UN). The companies
have also proceeded with other previ-
ously established commitments, such
as the UN Women’s Empowerment
Principles (subscribed to in 2010) and the
5th Edition of the Pro-Gender and Race
Equality Program (subscribed to in 2013).
Additionally, Eletrobras is a signatory to the
Corporate Commitment for the Protection
of Children and Adolescents against Sexual
Exploitation, and the National Pact to
Eradicate Forced Labor, in Brazil.	A number of Eletrobras companies
are signatories to individual commit-
ments, such as Empresa Amiga da
Criança, the GHG Protocol, the Programa
Na Mão Certa, the U.S.-Brazil Joint
Action Plan to Eliminate Racial and
Ethnic Discrimination and Promote
Equality, Tri-National Plan to Prevent
Violence - Regional Strategy to Fight the
Trafficking of Children and Adolescents
[PAIR-Mercosur], and the Letter of Intent
with the Ministry of Social Development
and Fight Against Hunger. Learn more at
www.eletrobras.com > Home >
Sustainability > Social Responsibility >
Business Citizenship
ANNUAL AND SUSTAINABILITY REPORT 2013	21

Participations and representations		ELETROBRAS AND THE ISO 50000
		SERIES OF STANDARDS
		Eletrobras is part of the ABNT study
		committee for the preparation of the
		ISO 50000 series of standards - Energy
		Management System - and it also
		collaborates in the preparation of five new
The Eletrobras companies also took part in the discussion of major themes and in the development of policies, since it is a member of a number of entities that are directly or indirectly related to the business.

Agência Internacional de Energia Atômica (AIEA)
Associação Brasileira das Companhias Abertas (Abrasca)
Associação Brasileira das Empresas Geradoras de Energia Elétrica (Abrage)
Associação Brasileira da Indústria Elétrica e Eletrônica (Abinee)
Associação Brasileira das Instituições de Pesquisa Tecnológica (Abipti)
Associação Brasileira de Energia Nuclear (ABEN)
Associação Brasileira dos Geradores Térmicos (Abraget)
Câmara de Comercialização de Energia Elétrica (CCEE)
Câmara de Comércio Americana (Amcham)
Centro para Inovação e Competitividade (CIC)
Comissão de Integração Elétrica Regional (Bracier)
Comissão de Integração Energética Regional (CIER)
Comissão de Proteção ao Programa Nuclear Brasileiro (Copron)
Comitê Brasileiro de Barragens (CBDB)
Comitê Brasileiro de Eletricidade (ABNT/Cobe)
Comitê Brasileiro do Conselho Mundial de Energia (CME)
Comitê Brasileiro do Pacto Global (CBPG)
Comitê de Entidades no Combate à Fome e pela Vida (COEP)
Comitê Nacional Brasileiro de Produção e Transmissão de Energia Elétrica (Cigre)
Comitê Permanente para Questões de Gênero do MME e Empresas Vinculadas
Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável (CEBDS)
Conselho Mundial da Água (CMA)
Fórum Nacional de Ética das Empresas Estatais
Fórum de Meio Ambiente do Setor Elétrico Brasileiro (FMASE)
Fundação Nacional da Qualidade (FNQ)
Instituto Ethos de Empresas e Responsabilidade Social
Instituto Nacional de Investidores (INI)
Instituto Nacional de Pesquisa e Desenvolvimento de Empresas Inovadoras (Anpei)
Instituto para o Desenvolvimento de Energias Alternativas da América Latina (Ideal)
International Energy Agency (IEA)
International Hydropower Association (IHA)
Operador Nacional do Sistema (ONS)
Organização das Nações Unidas para o Desenvolvimento Industrial (Onudi)
Rede Latino-Americana e do Caribe para Eficiência Energética
Section of the Latin American Nuclear Society (LAS)
Sustainable Energy for All
World Association of Nuclear Operators (WANO)
World Nuclear Association (WNA)
(GRI 4.13, GRI SO5)

		ISO 50.002
		energy audits

		ISO 50.003 requirements for
		auditingbodiesandcertificationof
		energy management systems

		ISO 50.004	guidance for the
		implementation, maintenance, and
		improvement of an energy
		management system

		ISO 50.006 baseline and
		energy performance indicators

		ISO 50.015 measurement and
		verificationofenergyperformanceof
		organizations.

		In addition to being part of the national
		delegation in international plenary
		sessions, representatives of Eletrobras
		coordinate the work group responsible
		for the preparation of the implemen-
		tation guide and the standard governing
		the audits and auditors of the energy
		management system. In 2013, there
		were seven national meetings with the
		purpose of analyzing and providing input
		for the text of the five standards being
		prepared.
		(GRI 4.13)

22	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	23

Pão de Açúcar, Rio de Janeiro, Rio de Janeiro.

ABOUT THE REPORT

MORE ENERGY FOR A NEW AGE_**26**

ESTABLISHING MATERIALITY_**27**

25

INTERNAL ENGAGEMENT
CHANNELS
The creation of a close and transparent
relationship with the internal audience
is an action of great importance for the
Eletrobras strategy.

Fale com o Presidente: a direct channel
between senior management and
employees that receives suggestions,
inquiries, and criticism related to any
subject.

Organizational Climate Survey: a
strategic management tool that identifies
and analyzes the extent of employee satis-
faction and motivation and is conducted
every two years. In 2013, the third round
of surveys was conducted, which enabled
the implementation of actions that aim to
contribute to the growth and development
of individuals and, especially, to increase
productivity and quality. Almost 15,000
employees of the companies were engaged
in this round.

Meeting with Managers: Eletrobras
holds weekly meetings to stimulate direct
communication between senior managers
and managers. In the meetings held in
2013, Eletrobras’s operational and financial
results were discussed.

Visit www.eletrobras.com and discover which
communication channels are being developed and
which are already used by Eletrobras on a daily basis in
the relationship with each stakeholder.

More energy
for a new age

One of the most important points in the
preparation of a sustainability report is
the assessment of stakeholders and the
development of the materiality matrix,
a methodology that helps in the organi-
zation of the topics and aspects that are
key for conducting the business from
the standpoint of the company and of
stakeholders.
For Eletrobras, the relationship with
eight categories of audiences is a priority
(see table). This rating contributes to
assessing relationships and to guiding
the efforts of each Eletrobras company,
according to the individual needs of
these stakeholders. This direct contact
with these stakeholders is critical for
Eletrobras’s management strategy.
(GRI 4.15)

The content of the Integrated
Communication Plan of the Eletrobras
companies is in line with our business
strategies and guides everything from
the establishment of key messages to
its identified audiences through the
preparation of action plans. In 2013, the
Integrated Communication Policy of the
Eletrobras companies was revised and
updated.

(GRI 4.15)

The stakeholder engagement process
in the Eletrobras companies is in full
compliance with the business strategy
of the Eletrobras holding. The topic is
addressed in the 2010-2020 Strategic
Plan of the Eletrobras System, which
establishes the parameters of sustainable
action focused on the appreciation of
employees; support for community-based
education and professional training
projects; the creation of employment
opportunities and income, health, social
inclusion and local development; and
service to the populations and locations in
the vicinity of the Eletrobras operations.

Learn more about the 2010-2020 Strategic Plan of the
Eletrobras System at: www.eletrobras.com > Home >
Sustainability > Corporate Governance > Management
Tools and Policies.

The materiality helps to provide transparency and better meet the needs of the stakeholders.
Establishing materiality
PRIORITY STAKEHOLDERS
FOR ELETROBRAS
• Employees/Family members
• Investors/Shareholders/Market analysts
• Communities
• Society
• Press/Opinion makers
• Partners/Sponsors/Suppliers
• Government/Legislators/Regulatory agencies
• Clients/Consumers/Distribution companies

Materiality helps provide transparency
and better serve the needs of stakeholders.
It represents a constant evolution in the
development of company reporting. In
2013, a total of 230 individuals took part
in the process to develop the materiality;
they were involved in activities ranging
from presentations about concepts and
the context of sustainability in the global
and national market to a reflection on the
electric utilities sector and the role played
by Eletrobras.

   Two panel discussions were held: one
with the participation of the suppliers of
various products and services and another
with the CEO and executive officers of the
Eletrobras holding and managers of all
Eletrobras companies, responsible for the

(GRI 4.14)

26	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	27

following segments: environmental, social
responsibility, risks, governance, energy
efficiency, investor relations, suppliers,
conduct and ombudsman, customers,
and others. The group of managers of
Eletrobras took part in a survey conducted
for the identification of priority topics for
the companies as a whole and, pursuant
to the corporate strategy, related to
Corporate Governance, Ethics, Generation,
Climate Change, Energy Transmission and
Distribution, Stakeholder Engagement,
Public Policies, Environmental
Management, and Biodiversity. After that,
a joint discussion about the results of this
survey was conducted with the process
leaders of all companies, aiming to prior-
itize the topics pertaining to the activities
of the company and of the electric
utilities sector.
(GRI 3. 5, GRI 4.16)

The opinions of these four groups
established a Materiality Map, composed
of axes that consider the relevance for the
business (axis X) and the relevance for
stakeholders (axis Y), which enabled the
perceptions about each topic to be rated
as “very high,” “high,” “average,” and “low”.
After the consolidation and ranking of
priority topics for each axis, two groups of
topics were prioritized:

Class 1: material topics for both the
business and stakeholders.

Class 2: material topics for business or for
stakeholders.

CONTINUOUS IMPROVEMENT

Together with the assessment conducted in 2013, the results of the 2012 Stakeholders Survey continue to be developed. At the time, the survey showed that “economic performance” was the most relevant topic to 32% of employees and 34% of the remaining audiences. With the same relevance, Eletrobras is continuing actions aimed at improving and / or implementation of the themes identified by the Panel of Experts, also conducted in 2012, such as impacts on communities; eco-efficiency; Relationship with employees; Fostering public policies; Renewable Energy and Health and Safety.

ANNUAL AND SUSTAINABILITY REPORT 2013 29

Where our energy comes to where it goes

(GRI 2.2)

Sustainability
After driving the turbines, the water is returned to the riverbed, without any type of degeneration. Thus, hydroelectric power is considered a clean and renewable source.

Transformers
Equipment used to step up or step down voltage levels.

3,8 Million

customers are served directly by the Eletrobras companies

Rain
The water used by hydroelectric plants is always renewed through the hydrologic cycle and can be reused. Its quality is preserved.

Rivers
In Brazil, electricity is produced mainly by hydroelectric plants, which use the power of rivers.

Hydroelectric Plant
Transforms the potential energy of water into electricity.

Energy
Water drives the turbines coupled to generators, which produce electricity.

Step-up Substation
Electricity generated by the power plant is sent to a step-up substation, where the voltage level is increased to reduce energy loss in transmission

Transmission Lines
System composed of towers and cables used to transmit energy from power plants to consumer centers.

Step-down Substation
Located near consumer centers, these substations reduce voltage levels to enable the distribution process.

Distribution Network
System composed of poles, cables, and transformers, which are used to distribute energy to households, businesses, companies, and industries.

Light and energy in use
Electricity is the main source of light, heat, and power used in the modern world.

Residential Consumers
Simple activities, such as watching TV or browsing the web, are possible because of the electricity available at your home.

Hospitals
and various other establishments, such as schools, factories, and supermarkets, require energy to operate.

Industry
Most of the technological advances we have achieved were made possible thanks to electricity.

85%

85% of Eletrobras's energy is generated by hydroelectric plants.

36,3 GW

is Eletrobras's installed capacity from hydropower

Eletrobras is the main company responsible for the Brazilian energy matrix being considered the second cleanest and most renewable in the world.

Source
www.eletrobras.com/trilhadaenergia

Nossa Senhora Aparecida's Metropolitan Cathedral, Brasília, DF.

GOVERNANCE AND MANAGEMENT

SUSTAINABILITY IN OUR BUSINESS STRATEGIES_**34**

IMPROVING MANAGEMENT FOR BUSINESS SUSTAINABILITY_**35**

SELECTION OF LEADERS_**40**

CODE OF ETHICS_**42**

RESPONSIBLE COMMUNICATION_**42**

CONFLICT OF INTEREST_**44**

RISK MANAGEMENT_**46**

33

Sustainability in our
business strategies

Provisional Measure 579 of September 11,
2012, converted into Law 12,783 of January
11, 2013, had a profound impact on the
operational strategy of the Eletrobras
System due to the adjustments put into
practice by the Federal Government
concerning the dynamics of the
operation, maintenance, and expansion
of the Brazilian electric utilities sector.
The Eletrobras System’s management
planning process was geared toward
addressing the new conditions through
which the expiring concessions were
extended, considering that a series of
assumptions adopted in terms of cash
generation, financing, funding, and
expansion strategies were affected by the
provisions set forth in the aforementioned
Provisional Measure.
An immediate positioning was required
for strategic realignment with this new
reality. Eletrobras sought to define short-
and medium-term guidelines, which
resulted in the preparation of the 2013-2017
Business and Management Master Plan
of the Eletrobras System (PDNG), which
was approved by the Board of Directors of
Eletrobras on March 27, 2013 and communi-
cated to the market on the following day.
It became imperative to resume the
planning and management pace of
the Eletrobras System, focusing on the
development of the business plan for each
Eletrobras company, involving a compre-
hensive process of negotiations with the
Eletrobras holding. This served as input for
three actions:

1.The preparation of an operational action
plan for the projects and initiatives
included in the business plan;

2.Contract on the business goals between
the company and the Eletrobras holding
in the Goals and Corporate Performance
Contract (CMDE) platform;

3.The preparation of the Consolidated
Business Plan of the Eletrobras System.

The PDNG 2014-2018, approved in
March 2014 by the Board of Directors,
governs the process of resuming this pace,
considering a diagnosis of the organiza-
tion’s current status, which includes the
main results of the PDNG 2013-2017 and,
for this five-year period, the strategic
positioning with the goals established, the
economic and financial projections, and
the portfolio with the main projects that
must be implemented in order to achieve
the expected results.

Eletrobras’s expansion strategy
continues to prioritize in its portfolio
of energy generation and transmission
assets those projects deemed essential
and that are strictly in line with the
National Energy Plan (currently, PNE
2030) and its developments in the
Decennial Energy Plans (currently, PDE
2022), the Ministry of Mines and Energy’s
most important instruments in planning
for the industry sector.
(GRI 1.2)

Improving management for business sustainability

Guided by ethics and transparency,
Eletrobras’s governance values the fair
treatment of all stakeholders, account-
ability, and corporate responsibility, which
includes safeguarding the longevity and
sustainability of the company according
to the social and environmental aspects
of its operations. New transparency
standards for the disclosure of infor-
mation are continuously implemented,
which implies a commitment to consid-
ering the interests of its stakeholders
in the decisions made by the company
management. The transparency level	adopted specifically strengthens the
permanent dialogue with communities
and organizations of the society, thereby
facilitating analysis by investors.
Pursuant to this line of operation,
Eletrobras has been modernizing its
management tools; for example, the
adoption of practices to assess its
Board of Executive Officers and its
Board of Directors and other mecha-
nisms that contribute to developing a
direct dialogue with shareholders. For
Eletrobras, corporate governance is one of
the pillars of sustainability.

34	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	35

ANNUAL GENERAL MEETING
Shareholders’ Meetings The Ordinary Shareholders’ Meetings (AGO) is held within the first four months following the end of the fiscal year; in 2013, it approved:
• The financial statements for the 2012 fiscal year.
• The destination of the results of the fiscal period and the remuneration of shareholders.
• The election of the members of the Board of Directors and Fiscal Council.
• The remuneration of the members of the Board of Directors, Audit Committee, and Board of Executive Officers.
Extraordinarily, the Shareholders’ Meetings convenes in those cases foreseen by law and whenever deemed appropriate by the Board of Directors.

MANAGEMENT AND GOVERNANCE INSTRUMENTS

• Bylaws

• CAE’s Internal Regulations

• CF’s Internal Regulations

• Internal Regulations of the Committees

• Code on Eletrobras’s Corporate Governance Practices

• Code of Ethics

• Antitrust Guidelines

• Guide on the Disclosure and Use of Relevant Information and Policy on the Trading of Securities Issued by Eletrobras

• Strategic Plan of the Eletrobras Companies

• Policies of the Eletrobras Companies

• Guidelines for Board Members

BOARD OF
DIRECTORS

Up to ten members, seven
of whom are appointed
by the majority share-
holder; one by minority
shareholders holding
common shares; one by
minority shareholders
holding preferred shares,
and one representing the
employees.
Of the nine positions filled,
two are independent
members and one is an
executive member.
(GRI 4.3)
• One-year term, with a
possibility for reelection.
• Shareholders’ Meetings
are held on a monthly
basis and extraordinary
meetings are convened
whenever necessary.
In 2013, 18 meetings
were held.

FISCAL COUNCIL

Five members and their
respective alternates,
three of whom are
appointed by the majority
shareholder; one by
minority shareholders
holding common shares;
and one by minority share-
holders holding preferred
shares. These members
include one financial
specialist, pursuant to the
requirements of the SEC.
• One-year term, with a
possibility for reelection.
• Shareholders’ Meetings
are held on a monthly
basis and extraordinary
meetings are convened
whenever necessary.
In 2013, 13 meetings
were held.

BOARD OF EXECUTIVE OFFICERS

Six members, including
the CEO, who are elected
by the Board of Directors.
• Terms of up to three years,
with a possibility for
reelection.
• Weekly meeting.
In 2013, 50 meetings
were held.

In 2013, the company continued to
implement several actions, such as the
standardization of the Bylaws of the
distribution companies, the approval
of the Guide for the Participation in
Shareholders’ Meetings, the preparation
of Guidelines for Board Members, the
implementation of the Information
Management System for Eletrobras’s
senior management, and the Course
for Board Members representatives
of employees on the boards of all the
companies of the system.
Eletrobras’s corporate governance
model is provided below; roles and
responsibilities are defined in its Bylaws:
(GRI 4.1)	Eletrobras’s Board of Directors is
responsible for defining corporate
strategies. The Internal Audit, the
Sustainability Committee, the Audit and
Risks Committee, and the Remuneration
and People Management Committee
report directly to the CAE.
The Board of Executive Officers is
responsible for managing Eletrobras’s
businesses, according to the strategic
guidelines established by the CAE.
The Internal Audit is responsible for
checking the appropriateness, efficiency,
and effectiveness of the internal control
systems; compliance with laws and internal
and external normative rulings; and
compliance with plans, goals, objectives, and
policies established by the company.
36	Eletrobras	RELATÓRIO ANUAL E DE SUSTENTABILIDADE 2013	37

	COMMITTEES		DIVERSITY OF THE GROUPS
	The committees that support the Board	SUSTAINABILITY COMMITTEE	RESPONSIBLE FOR GOVERNANCE
	of Directors were created to aid in	Composed of three members,	OF THE ELETROBRAS COMPANIES
	specific matters. The CEO of Eletrobras	this committee develops and	(GRI LA13)
	participates only in the Sustainability	coordinates integrated actions in
	Committee, since he is involved in the	all Eletrobras companies in order to
	management of the company and should	allow for consistent progress in the
	not be associated with the Audit and Risks	management and implementation
	Committee and with the Compesation	of corporate sustainability in the
	and People Management Committee, to	monitoring of indicators for the
All roles and requirements are set forth	avoid conflicts of interest.	preparation of tools that foster
in the company’s Bylaws and Internal	Among the committees that report to	sustainable development.
Regulations; they comply with the laws	the CAE, the Sustainability Committee
in effect and there is no discrimination	is responsible for management and it	AUDIT AND RISKS COMMITTEE
on the basis of gender or other aspects of	is involved in the implementation of	This committee analyzes topics
diversity.	internationally recognized sustainability	pertaining to accounting practices,
(GRI LA13)	processes and tools and in the monitoring	risks and internal controls,
	and in the assessment of results.	independent auditing, processes,
Annually, board members and	(GRI 4.9)	and pending issues with regulatory
executive officers of Eletrobras undergo		agencies (Office of the Comptroller
a performance assessment process,		General and Federal Court of
pursuant to the methodology established		Accounts). The president is an
in the Performance Assessment Manual		independent member and a repre-
of the Board of Directors (CAE) and the		sentative of minority shareholders.
Board of Executive Officers (DE), to ensure		The committee is composed of three	DIVERSITY WITHIN THE GROUPS
they perform their roles in compliance		members, one of whom is a repre-	RESPONSIBLE FOR THE GOVERNANCE OF
with the strategy of the company, contrib-		sentative of the employees.	THE ELETROBRAS COMPANIES
uting to the diversity of experiences		COMPENSATION AND PEOPLE	(GRI LA13)
and knowledge. The Eletrobras holding		MANAGEMENT COMMITTEE			2013	2012	2011
disseminated these guidelines for their		This committee advises the	Under 30 years old		1	0	0
application in all Eletrobras companies.		Board of Directors on decisions	30-50 years old		49	47	41
Executive officers and board members		pertaining to policies on compen-	Over 50 years old		105	104	96
conduct their self-evaluation and assess		sation, people management,	Total		155	151	137
their respective areas. Board members also		and the development of the	The groups responsible for the governance of the Eletrobras companies
evaluate the Board of Executive Officers as		competencies of the Eletrobras	aretheBoardofDirectors,theFiscalCouncil,andtheBoardofExecutiveOfficers.
a body.		professionals. It is composed of
(GRI 4.10)		three members, one of whom
is independent. There is no
involvement of executive members
or board members employed by
the company.

38	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013		39

	TOTAL COMPENSATION OF MEMBERS
	OF ELETROBRAS’S GOVERNANCE BODIES
	(R$)
	BODY	2013*	2012	2011
Selection of leaders	Board of Directors	532,822.86	498,655.87	303,960.11
	Fiscal Council	333,014.29	294,453.81	196,316.80
	Board of Executive Officers	6,149,902.65	5,657,570.87	5,810,641.16
	Amounts based on the CVM´ Reference Form 2013.

3. Law 9,292 of July
12, 1996 provides on the
remuneration of Board
members and Fiscal Council
members of government-
owned companies and mixed
capital corporation, as well
as of other entities directly or
indirectly controlled by the
Federal Government.	4. Law 12,353 of December
28, 2010 provides on the
participation of employees
on the Boards of Directors
of government-owned
companies and mixed
capital corporation, their
companies, subsidiaries, and
other companies in which the
federal government, whether
directly or indirectly, owns the
majority of the capital stock
with voting rights.
BOARD MEMBERS AND	Eletrobras values the qualifications	Board members do not receive any	Mechanisms for participation
EXECUTIVE OFFICERS	of its governance agents and annually	additional compensation for their	In order to facilitate and promote share-
Eletrobras is managed by the Board of	analyses the viability of scheduling	participation in advisory committees	holder participation in meetings convened
Directors and by the Board of Executive	training courses for the members of the	and/or commissions providing support	by the company and to present contribu-
Officers. These positions are exclusively	Board of Directors of its companies. In	to the Board. Compensation of the Board	tions to the understanding of the matters
held by Brazilian citizens. The executive	2013, Eletrobras provided training for the	of Directors, Fiscal Council and of the	proposed, the company also provides
officers must reside in Brazil.	board members elected by employees.	Board of Executive Officers is disclosed,	on its website the Eletrobras Guide for
Board members are elected in the	(GRI 4.7)	in a consolidated manner, in the annual	Participation in Shareholders’ Meetings.
Shareholders’ Meetings and executive		Administration Report and in item 13.2	Through a link in this guide, shareholders
officers are appointed by the Board of	COMPENSATION	of the Reference Form, submitted to the	can find detailed information about the
Directors. The minutes of the election		Securities and Exchange Commission	matters discussed in these meetings.
of the board members and executive	Remuneration of board members and	of Brazil (CVM). In addition to the	Since 2012, one of the members of the
officers of the company should contain	executive officers aligns the interests of	Administration Report, the compensation	Board of Directors has been a represen-
the qualifications of each member elected	administrators and shareholders, since	of the Board of Directors and of the Fiscal	tative of the workers, chosen among
and their term of office. Whenever the law	it is based on parameters such as the	Council is broken down individually in	active employees through direct vote in
imposes requirements for a given admin-	responsibility required by the position,	the Management and Accountability	an election organized by the company,
istrative position at Eletrobras, individuals	expertise, competency, and professional	Report, submitted to the Federal Court of	together with the trade unions that
may only be elected and take office	reputation, as well as the market practices	Accounts (TCU).	represent these employees. Employees do
upon the provision of the supporting	in effect in similarly sized companies.		not take part in Board meetings when
documents.	Compensation of board members and		their deliberations constitute a conflict of
The requirements for the selection of	fiscal council members is fixed and corre-		interest (Law 12,3534). Representatives
the members of the highest corporate	sponds to 10% of the average monthly		elected held periodic meetings with
	compensation received by executive		employees in 2013, maintaining a
governance body at Eletrobras involve	officers, less the amounts pertaining to		communication channel by e-mail.
knowledge of the electric utilities sector,	direct and indirect benefits offered to		(GRI 4.4)
of public administration, and of financial	executive officers (Law 9,2923); they do not
and capital markets, as well as moral	receive any performance-related pay.
integrity. The ineligibility criteria set forth	Executive officers receive a fixed compen-
in the laws in effect and in the Bylaws	sation amount and a variable portion,
must also be observed.	which is associated with profit sharing in
the company.

(GRI 4. 5)

To learn more about Eletrobras’s corporate governance policies and practices, visit: Eletrobras website > Página principal> Sustentabilidade > Governança Corporativa > Instrumentos de Gestão e Políticas
(> Home > Sustainability > Corporate Governance > Management Tools and Policies)
To view the qualifications of the members of the highest governance body of the companies, visit the www.eletrobras.com > About Us > Boards and Councils

40	Eletrobras	41

Code of Ethics

The Eletrobras companies have a unified Code of Ethics that guides their internal relationship and interaction with the other segments of society. To ensure compliance with the concepts described in the Code of Ethics of the company and of the Public Ethics Committee, Eletrobras has put in place a management system that is coordinated by the Ethics Committees formally established in each of its companies.

(GRI 4.8)

Among the principles that underpin these relationships, Eletrobras prioritizes the dignity of and respect for people, lawfulness, sustainability, profession-  alism, transparency, impartiality, and integrity.
           All employees, service providers, interns, and young apprentices receive the Code of Ethics of the Eletrobras companies upon their first contact with the company.
           The company also makes accessible versions of the Code available to everyone: in Braille format for the visually impaired; in audiobook format; and in comic-book format, using accessible and educational language.

Responsible
communication

As provided in the guidelines described in the Sustainability Policy, in the  Integrated Communication Policy, in the Environmental Policy, and in the Codeof Ethics of the Eletrobras Companies, among other regulations that govern the commitment made by the companies to transparency and to the improvement of best practices in their relationship with stakeholders, the Eletrobras companies provide several communication and  dialogue channels to address any type of subject.

           The main channels are the Ombudsman Office, the Fale Conosco channel (Talk to Us), and contact by phone and Internet (page 162). Therefore, not only in communication, but also in the relationship with stakeholders, Eletrobras fosters dialogue as early as the planning phase of projects and establishes processes to provide information and clarification to the public about electricity, energy efficiency, and the environmental actions involving the activities of the Eletrobras companies.

5. Law 12,527/2011
establishes terms and
procedures for the disclosure
of public information and the
procedures for information
requests;additionally,itoffers
citizens a uniform access
standardtofacilitatefinding
and gathering information
and to become, in the eyes of
these citizens, a benchmark
in public transparency.

EXTERNAL RELATIONSHIP
CHANNELS

The relationship channels with the external audience are monitored of the respective areas.

The Ombudsman Office: Eletrobras seeks to offer mechanisms that contribute to the strengthening of its relationship with external and internal audiences. The Ombudsman Office is an important channel for this communication; it works in partnership with the Ombudsman Offices of other companies in the electric utilities sector, pursuing transparency in negotiation processes. In 2013, the Ombudsman Office of the Eletrobras holding received 2,551 reports, of which 2,431 (96%) were resolved and 109 (4%) were ongoing as of December 2013.

Serviço de Informação ao Cidadão (Citizen Information Service - SIC):
monitored by the Ombudsman Office, it handles the requests and inquiries falling under the Access to Public InformationAct. In managing the requirements of Law 12.527[5], f61 inquiries were received through  the SIC. Of a total of 160 inquiriesaddressed in 2013, 11 requesting partiesfiled appeals.
      Advertising is evaluated and approved by the Department for Social Communication of the Presidency (SECOM), which analyzes each media plan and the content of all campaigns, based on the general interest. Marketing or advertising communications comply with the relevant laws, pursuant to the provisions established by SECOM and by the Brazilian Advertising Self-Regulation Council (Conar).

(GRI PR6)

42	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013

ANTI-CORRUPTION PRACTICES
Published in August 2013, Law 12,846 holds companies accountable and punishes them for incidents of corruption against national or foreign public authorities. This law applies to corporations and companies, regardless of the organization or corporate
Conflictofinterest			ownership model adopted.
According to this new law, companies involved in fraud will be subject to civil and administrative procedures upon evidence of the wrongful act. Penalties can be applied in the administrative or legal sphere, such as fines, forfeiture of assets, suspension of activities, and incarceration (in the case of criminal conviction).
Since Eletrobras shares are traded in the New York Stock Exchange (NYSE), the company is subject to the American laws and regulations applicable to companies whose shares are listed in the aforementioned stock exchange.
7. Please see note 4.	Eletrobras’s Bylaws provide for situations	constitute conflicts of interest, provided for	In this sense, in addition to Law 12,846/2013, we highlight the need to comply with
	involving conflicts of interest, in which	in paragraph 3, of Law 12.353[7], of December	the U.S. Foreign Corrupt Practices Act (FCPA) of 1977 and with its subsequent amend-
	board members must abstain from the	28, 2010.	ments. This law prohibits companies from offering, promising, making, or authorizing
	discussion and from voting when such	Executive officers must present a	payments or benefits of any kind or value to government agents, whether directly or
	conflict is identified. These abstentions are	Confidential Information Statement (DCI)	indirectly, with the purpose of influencing or compensating such agents. The FCPA also
	registered in the minutes of the respective	to the Public Ethics Committee, listing the	requires that companies maintain their accounting books and records properly, as well
	meetings, and board members have	assets owned by the executive officers	as have an internal accounting control system that records their payment activities
	guaranteed access to the minutes and	and the CEO; disclosing situations or	accurately. Any violations to the FCPA may lead to civil and criminal penalties.
	documents related to the deliberations in	ownership interests that may constitute	Eletrobras has and adopts institutional tools to report incidents of corruption: the
	up to 30 days.	a conflict of interest; and describing the	Canal Denúncia (Reporting Channel), which is specific to tax-related concerns and
	In order to avoid possible conflicts of	measures taken by the executive officers	the Ombudsman channel, which collects and handles concerns of any nature. These
	interest and the use of confidential and	and the CEO to mitigate such situations.	reports can be made by e-mail, letter, phone, or in person.
	strategic information, the CEO and	In order to receive formal inquiries	In 2013, there were 12 incidents of corruption recorded, of which only 3 were
	executive officers cannot hold any	from other employees with respect to	substantiated. They resulted in the suspension of three employees and in the termi-
	executive, managing, or consulting	situations that may involve conflicts	nation for cause of another.
	positions in privately held companies,	of interest, pursuant to Law 12,813,
	electric utilities companies, or private law	Eletrobras has structured an inquiry
	firms that are associated in any way with	system that integrates the actions of the	INCIDENTS OF CORRUPTION
	the electric utilities sector, other than the	people management area and the Ethics	(GRI SO4)
	subsidiaries, affiliates, Special Purpose	Committee of the company; this system
	Entities (SPE), or concessionaires	can be accessed at: conflitodeinteresses@		2013	2012	2011
	controlled by the states in which	eletrobras.com	Total number of incidents of corruption recorded	12	20	9
	Eletrobras holds ownership interest. In	(GRI 4.6)	Substantiated	3	5	9
	these cases, these professionals may hold		Unsubstantiated	9	6	0
	positions in the Boards of Directors and		In 2012, the remaining incidents were pending and there is no additional information.
Fiscal Council, pursuant to the provisions
6. Please see note 3.	of Law 9.292[6] concerning compensation.
	The board member elected by		The Eletrobras companies address the risk of unethical behavior and corruption in
	employees does not take part in discus-		their risk matrix. With the creation of Law 12,843/2013, the Board of Executive Officers
	sions and deliberations about subjects		approved a resolution for the implementation of a program that adapts the practices in
	involving union relations, compensation,		place at the Eletrobras companies for anti-corruption laws, which is ongoing.
	benefits, and advantages, including		(GRI SO2)
matters pertaining to complementary
pension funds and assistance; these cases

	44	Eletrobras	RELATÓRIO ANUAL E DE SUSTENTABILIDADE 2013	45

Risk management

The Eletrobras companies consider	In addition to this committee, the Audit	PRECAUTIONARY PRINCIPLE	PREVENTIVE MEASURES
Integrated Risk Management to be an	and Risks Committee is one of the three	Eletrobras is exposed to a number of risks	After the accident at the Fukushima
important tool for the improvement	committees that advise Eletrobras’s Board	that are directly related to the performance	plant in Japan, Eletrobras
of its efficiency, through strategic and	of Directors. Based on the information	of its core business activities (energy	Eletronuclear’s Board of Executive
accurate data to support the administra-	presented by the Risk and Internal Control	generation, transmission, and distribution).	Officers immediately established a
tion’s decision-making process in matters	Management Department, by the internal	By applying the precautionary principle,	Fukushima Response Committee,
concerning the preservation and creation	audit area, and by the independent	the company seeks to avoid irreversible	which prepared a preliminary action
of value and the provision of transparent	auditors, this committee recommends	damages and costly contingency, remedi-	plan with studies, assessments, and
information to the market and to its	mitigative actions to the Board of	ation, and/or compensation measures.	projects to incorporate the lessons
shareholders.	Directors and to the Board of Executive	This is illustrated by the actions taken by	learned from the accident into
At Eletrobras, the risk management	Officers. The implementation of this	some of its companies, to prevent possible	the Brazilian nuclear power plant.
process is coordinated by the Eletrobras	committee reinforces the commitment	environmental and/or social accidents.	This plan was submitted to CNEN
holding to ensure a systemic view of	of the administration to the monitoring	Given the relevance of the impacts on	and served as basis for preventive
results and its standardization across all	of its main risks and to the integrity of its	assets and on the operating and financial	activities that are already in place at
companies.	internal control environment.	results of the companies, a number of	Eletronuclear.
The activities at the companies are	Eletrobras identifies and consolidates	practical examples of the application of	The actions planned in this plan
governed by a single Risk Management	all possible threats to its strategic objec-	this principle can be mentioned.	include the stages of reassessment
Policy, and they are conducted by the	tives into a single risk matrix. This matrix	Eletrobras Eletronuclear has not	of threats and risks associated
Risk and Internal Control Management	covers strategic, operational, financial, and	detected any evidence of deterioration;	with the possibility of occurrence
Department and by the Risk Committees	compliance risks, which are subdivided	however, to avoid costly inspections of	of natural disasters in the area of
of each of them. General guidance is	into categories, one of which is specifically	and emergency repairs to the Angra	the plant, in addition to making
provided by the Risk Committee of	dedicated to risks related to environ-	1 reactor, the company has decided to	improvements in the structures,
the Eletrobras holding, which has the	mental and social issues. The prioritized	replace one of its safety components,	systems and equipment which
following main responsibilities:	risks are continuously monitored, whether	thereby elevating the long-term reliability	compose it, aiming at increasing the
1. Monitoring and validation of the risk	by qualitative or quantitative modeling,	level of the power plant and extending	project´s safety margins against the
analyses results;	which is also applied to acculturation	its lifecycle. The procedure for the	possibility of occurrence of extreme
2. Prioritization of risks with higher impact	actions in the group.	replacement of this component occurred	events. To improve the infrastructure
and vulnerability;	To ensure the effectiveness of the risk	during a programmed shutdown of	of the plant for the management of
3. Guidance and integration of the operation	management process, to comply with the	the plant that lasted 61 days. The total	emergency situations is also part of
of the other Eletrobras companies.	requirements of the Sarbanes-Oxley Act[8]	investment, which includes the acqui-	the stages of the planned actions,
	and to maintain the rating of its American	sition, installation, and storage of the old	which have together an estimated
8. This law establishes the
creation of reliable audit
and security mechanisms
at the companies listed in
the Stock Exchanges of the

U.S., including rules for the
creation of the committees
responsible for overseeing
activities and operations,
in order to reduce the risks
to the businesses, to avoid
fraud, or to ensure the means
to identify their occurrence,
enabling transparency to
corporate management.	Depositary Receipts (ADRs) in the New	component, was US$27 million.	development cost of R$300 million,
	York Stock Exchange, Eletrobras also seeks	The company also invested in the	to be achieved by 2018. About this
	the constant improvement of its internal	preparation of a contingency plan for	amount, R$30 million were already
	control environment, reducing its material	the event, which is ongoing, with actions	carried out.
	deficiencies and showing its engagement	planned until the end of 2016, aiming
	with best management practices.	to avoid disasters similar to the one in	(GRI EN30)
Fukushima. The studies conducted were
submitted for assessment, validation,
and monitoring by the National Nuclear
Energy Commission (CNEN).
Another example of how the precau-
tionary principle was applied occurred at
Itaipu Binacional. The power plant, which
is stabilized and whose sole irreversible
environmental risk is the compromising
of the physical security of its dam,
devoted special attention to the security
procedures concerning the dam in 2013.
(GRI 4.11)

46	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	47

Pajuçara Beach, Maceió, Alagoas.

BUSINESS PERFOMANCE

POWER TO GENERATE, TRANSMIT, AND DISTRIBUTE ENERGY_**50**

GENERATION_**51**

TRANSMISSION_**60**

DISTRIBUTION_**64**

DEMAND MANAGEMENT_**68**

RESEARCH, DEVELOPMENT, AND INNOVATION_**69**

ELETROBRAS CEPEL_**70**

49

Power to generate, transmit, and distribute energy
INCREASINGLY CLEANER
By 2019, a full 96% of the energy
provided by the projects in which
Eletrobras is involved will come
from clean sources.

Generation

	Present across the country and serving		Its positioning and the single strategic	EXPANSION
	consumers and clients with various		planning for all Eletrobras´companies	Eletrobras continues to be the largest
	profiles and needs, the Eletrobras		strengthen integration and the pursuit to	clean energy generation company in
	companies have been increasingly		become, by 2020, the largest global clean	the country. The company invested
	involved in the supply of energy in		energy corporate system.	approximately R$6.5 billion in 2013. In this
	Brazil. All of its 16 companies (7 energy		Currently, the Eletrobras companies	period, the company had – individually or
	generation companies, 6 distribution		have been granted the concession to	through SPE – projects under construction
	companies, 1 research center, 1 venture		develop energy generation projects	or ready to begin construction, which
	capital corporation, and the holding)		(whether individually or in partnerships)	should be incorporated into the Brazilian
	operate in an integrated manner, with		that may enter operations starting in	energy matrix by 2019.
	policies and guidelines prepared by the		2014, totaling approximately 25,540 MW	The company continued to play
	Superior Council of the Eletrobras System		of installed capacity. Of this total, approxi-	a major role in energy bids and was
	(CONSISE).		mately 13,376 MW refer to Eletrobras’s	awarded the concessions of the Sinop
	(GRI 2.8)		share in these projects; approximately	power plant (400 MW), with the
	The market where the Eletrobras		2,895 MW relate to projects with direct	participation of Eletrobras Chesf and
	companies operate is increasing its		concessions; and 10,481 MW correspond	Eletronorte, in a bid that occurred on
	demand for energy on a daily basis.		to ownership interest in projects through	08/29/13 and of the São Manoel power
	Hence, the entry of new generation and		Special Purpose Entities (SPE).	plant (700 MW), with the participation of
	transmission projects occurs through			Eletrobras Furnas, on 12/13/13.
	energy bids, with subsequent granting			In addition to the power plants that
	of concessions. Before the bidding, each			have already been granted and authorized,
	project should undergo various phases,			Eletrobras develops studies on projects
	which are very well defined by the rules			for hydroelectric power plants that
	of the industry.			amount to approximately 20,350 MW of
(GRI EU6)

50		Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	51

installed capacity for power generation.	NEW PROJECTS
Of this total, approximately 11,400 MW	In partnership with another eight
are indicative projects that are included	companies (Eletrobras Eletronorte,
in the expansion of the supply of the	EDF, GDF SUEZ, Neoenergia, Camargo
Decennial Energy Expansion Plan 2022	Corrêa, Endesa Brasil, Copel, and Cemig),
(PDE 2022), prepared by the Ministry of	Eletrobras coordinates the Tapajós Study
Mines and Energy (MME), which amount	Group, which currently conducts technical
to 58% of the capacity of all hydroelectric	and economic feasibility and environ-
plants included in the Plan. Among these	mental studies on the hydroelectric
projects, we highlight the Belo Monte,	potential of São Luiz do Tapajós and
Santo Antônio, Jirau, Teles Pires, Sinop, and	Jatobá, in the western region of the state
São Manoel power plants and the projects	of Pará.
under study for the hydroelectric power
plants located on the Tapajós River basin:	Learn more on the Tapajós Blog:
http://www.usinasdotapajos.com.br/
São Luiz do Tapajós and Jatobá, Jamanxim,
Cachoeira dos Patos, and Cachoeira do Caí.	Another important study that is
In the bids for wind farms, the	being conducted involves Eletrobras and
company also played an important part:	Argentine government-owned energy
on 11/18/13, Eletrobras Chesf and Eletrosul	company EBISA, located on the border
negotiated 62.5% (550.5 MW, in 27 wind	between the northwest region of the state
farms) of all energy offered. Investment	of Rio Grande do Sul and the provinces of
in these wind farms will total R$2.2 billion	Corrientes and Misiones, in Argentina. This
and energy generation will commence in	study involves the hydroelectric potential
2016.	of Garabi and Panambi. The engineering
An additional R$2.2 billion will be added	and environmental studies and the Social
to these investments, to be allocated by	Communication Plan began in 2013 and
Eletrobras Furnas and private partners to	should take approximately two years to
four wind farm complexes with a total	be concluded.
capacity of 570 MW, located in the states
of Rio Grande do Norte, Ceará, and Bahia.	Learn more about UnE Garabi-Panambi at the
In the same bid, held on December 13,	Eletrobras Website >Nosso Negócio > Geração > UnE
Garabi-Panambi (>Our Business> Generation > UnE
Eletrobras Chesf defined the expansion	Garabi-Panambi)
of three wind farm complexes in which it
already holds ownership interest and sold
51.3 MW in Sento Sé, 24 MW in Pindaí, and
52 MW in Casa Nova.

52	Eletrobras

							EXPANSION
							For the next five years, Eletrobras
							foresees an investment of R$31.9
							billion in generation, from its own
						through authorizations, bidding processes,	resources and from partnerships,
						and auctions. Of this total, approximately	and an additional R$3.5 billion in the
						9,457 MW correspond to hydroelectric	maintenance of its current assets.
						power plants, 1,930 MW are associated
						with wind farms, and 1,405 MW represent
						nuclear sources. Projects are expected to
						be operational by 2019, when the share
						of clean sources in Eletrobras’s matrix
INSTALLED CAPACITY						should reach 91%.	Considering the installed capacity
(in MW), broken down by primary source of energy and by regulatory system						(GRI 2.8, GRI EU6)	of the power plants in the Eletrobras
(GRI EU1)				Increase in 2013			Systems interconnected with the
Installed capacity in:				over 2012		Eletrobras is the company mainly	National Interconnected System (SIN),
Source	2013	2012	2011	MW	%	responsible for the fact that the Brazilian	including the power plants that already
Hydroelectric	36,280	35,668	35,001	612	1.7%	energy matrix is considered to be the	hold concession/authorization or that
Thermal (oil, coal,						second cleanest and most renewable in	are pending grants, whether directly or
and natural gas)	4,567	4,567	4,535	0	0%	the world. In 2013, of the total installed	in partnerships, and comparing it with
Nuclear	1,990	1,990	1,990	0	0%	capacity based on this type of energy	the evolution of the planned installed
Wind and Solar	150	103	94	47	45.6%	source in Brazil, approximately 43%	capacity, provided in the Decennial
Total	42,987	42,328	41,620	659	1.5%	belongs to Eletrobras.	Energy Expansion Plan 2022 –(PDE 2022)
						(GRI EU1)	and prepared by the Ministry of Mines
							and Energy (MME), we have the following
							scenario:
							(GRI EU10)

INSTALLED CAPACITY

The capacity of the Eletrobras system reached almost 43,000 MW of installed capacity in 2013, which represents 34%	Of the total installed capacity of the Eletrobras companies, 46% is provided by projects that are wholly owned by the Eletrobras companies, 32% comes
of the 126,384 MW installed in Brazil, an	from concessions renewed pursuant to
increase of 1.55% over 2012, which then	Law 12,783/2013, 3% derives from projects		EVOLUTION OF THE INSTALLED CAPACITY IN THE SIN
had 42,328 MW.	developed in partnership with third-		CAPACITY OF THE ELETROBRAS SYSTEM X TOTAL PLANNED CAPACITY (PDE 2022)
(GRI 2.8)	parties through SPE and 19% relates to				2013			2018			2022
	projects with shared ownership, such			Brazil - SIN	Eletrobras		Brazil - SIN	Eletrobras		Brazil - SIN	Eletrobras
In 2013, the Eletrobras companies,	as Itaipu Binacional, in which Eletrobras		SOURCE		System	Share		System	Share		System	Share
whether through direct engagement or	owns half (7,000 MW) of the installed			(MW)	(MW)	(%)	(MW)	(MW)	(%)	(MW)	(MW)	(%)
through SPE, added 659 MW of installed	capacity.		Hydroelectric	94,026	36,201	39	112,895	45,351	40	125,918	45,655	36
capacity to its energy matrix. Some of the	The growth in installed capacity repre-		Oil	4,938	2,017	41	4,534	1,123	25	4,534	1,123	25
power plants developed in partnership,	sented an increase from 89.2% in 2012 to		Coal	3,205	816	25	3,205	670	21	3,205	670	21
such as the Santo Antonio hydroelectric	89.4% in 2013 in the share of clean sources		Natural gas	11,218	1,019	9	13,065	1,609	12	14,065	1,609	11
plant, have seven turbines in operation,	in Eletrobras’s matrix. The company		Nuclear	2,007	1.990	100	3,412	3,395	100	3,412	3,395	100
totaling 1,128 MW. We also highlight the	also has the concession/authorization		Wind	3,898	150	4	13,063	2,076	16	17,463	2,076	12
beginning of operations at the first 75 MW	to develop new projects amounting		Other	10,160	0	0	11,106	1	0	14,456	1	0
generating unit at the Jirau hydroelectric	to approximately 13,376 MW, obtained		TOTAL	129,452	42,193	33	161,280	54,225	34	183,053	54,531	30
plant and at the Simplício and Batalha
power plants, which are wholly owned by
Eletrobras Furnas.
(GRI EU1)

	54	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013					55

OPERATION AND							Low rainfall in late 2012 and early
MAINTENANCE							2013 decreased the possibility of gener-
In 2013, the Eletrobras companies were							ating hydroelectric energy, significantly
responsible for the generation of 186,092							increasing generation of energy through	9. The availability factor
GWh, a decrease of 10.3% from 2012.							primary thermal sources (natural gas,	is the average time a power
Among the sources used for energy							coal, and nuclear), which are required to	plant remains available to
generation, there has been an increase in							maintain safe levels of energy.	generate energy.
the use of natural gas and the beginning							Although the net hydroelectric energy
of the operation of wind farms.							production had been affected by low
(GRI 2.8, GRI EU2)							rainfall from late 2012 to late 2013, the	AVAILABILITY FACTOR OF WHOLLY
							availability factor[9] of wholly owned gas-
							and coal-fired power plants increased in 2013.	OWNED POWER PLANTS, JOINTLY OWNED
								POWER PLANTS, AND ITAIPU BINACIONAL
NET ENERGY PRODUCTION								in %
(GWh), broken down by primary source of energy								(GRI EU30)
(GRI EU2)								PRIMARY SOURCE OF ENERGY		2013	2012
PRIMARY ENERGY SOURCE	2013 % of the total		2012	% of the total	2011	% of the total		Hydroelectric		91.95	92.3
Hydroelectric	157,958	84.9%	180,773	87.2%	175,304	87.8%		Oil		86.89	99.8
Oil	5,524	3.0%	7,159	3.5%	8,135	4.1%		Coal		46.18	43.7
Coal	2,836	1.5%	2,677	1.3%	1,620	0.8%		Natural gas		81.22	66.1
Natural gas	3,468	1.9%	473	0.2%	192	0.1%		Uranium		84.09	94.4
Nuclear	15,829	8.5%	16,007	7.7%	14,351	7.2%		Wind*		99.03	N/Ap
Wind	477	0.3%	333	0.2%	0	0.0%		* Concerning wind power generation, only SPE power plants operated in 2012.
Total	186,092	100%	207,422	100%	199,602	100%		N/Ap = Not appicable.

								AVAILABILITY FACTOR IN
								SPECIAL PURPOSE ENTITIES (SPE)
								in %
VARIATION IN THE SHARE OF THE PRIMARY SOURCE OF ENERGY								(GRI EU30)
IN THE NET ANNUAL ENERGY PRODUCTION								PRIMARY SOURCE OF ENERGY		2013	2012
GRI EU2								Hydroelectric		93.7	92.7
								Oil*		99.6	N/Ap
								Wind		95.5	97.7
								* In 2012, there were no SPE operations for this primary source (oil).
								N/Ap = Not appicable
								AVERAGEAVAILABILITYFACTOR
								OF THE POWER PLANT
								broken down by source of energy and by regulatory system
								(GRI EU30)
								PRIMARY SOURCE OF ENERGY	2013	2012	2011
								Hydroelectric	92,1%	92.3%	91.9%

								Oil	87.0%	99.8%	82.4%
								Coal	46.2%	43.7%	38.0%
								Natural gas	81.2%	66.1%	73.1%

								Uranium	84.1%	94.4%	96.3%
								Wind	97.0%	97.7%	N/Ap
								Amounts obtained based on the weighted average of the availability factors of wholly
								owned and SPE power plants, considering the installed capacity.
								N/Ap: Not applicable, considering that there was no wind power generation in 2011.

	56					Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	57

10. RESOLUTION 6, ISSUED
BY THE CNPE ON JULY 3,
2008, establishes that the
hydroelectric potential to

be explored is located on
the Xingu River, between the
urban area of the municipality
of Altamira and the
mouth of the river. Such decision
shall be operationalized
in National Energy Planning
Studies, coordinated and
approved by the MME.p

BELO MONTE WILL ADD AN AVERAGE 4,500 MEGAWATTS OF CLEAN
ENERGY TO THE BRAZILIAN ENERGY MATRIX
The project, located on the Xingu River in the state of Pará, will have an installed capacity of 11,233 megawatts, and it is expected that its first unit will enter into operation in 2015. The implementation of the Belo Monte Hydroelectric Power
Plant will add an average 4,500 megawatts of energy to the Brazilian power grid, which is enough to supply energy for 40% of households across the country.
The project is the backbone of the national policy for the expansion of energy
	EFFICIENCY IN GENERATION		generation and it is essential for the economic growth of Brazil. The project was
	In 2013, the average efficiency of the		conceived based on a sustainable development vision, without falling into the
	power plant complex of the Eletrobras		false dilemma between progress and conservation. After all, it is possible to
	companies was 35.3% (compared with		combine both objectives, which are equally important for society at large.
	32.5% registered for the previous year).		Belo Monte is a more economical alternative for energy generation
	This represents an increase of 8.5% in the		when compared with other sources of energy, offering limited environ-
	period. This increase demonstrates that		mental impacts. The same amount of energy, obtained from other sources
	the power plants generated energy more		such as wind, solar, and thermo- electric plants, would cost twice as much annually.
	efficiently and with fewer shutdowns for		foto: Regina Santos/Norte Energia
emergency or planned maintenance.
(EU11)

AVERAGE EFFICIENCY IN THE GENERATION OF THERMOELECTRIC POWER PLANTS
BROKEN DOWN BY SOURCE OF ENERGY AND BY REGULATORY SYSTEM
(GRI EU11)

ELETROBRAS AND CHINESE PARTNERS WILL CONNECT BELO MONTE TO THE SOUTHEAST

The IE Belo Monte consortium, composed of Eletrobras Furnas and Eletronorte (both holding 24.5% interest) and State Grid Brazil Holding S.A. (51%), won the auction of the project that will drain the energy produced by the Belo Monte Hydroelectric Power Plant, in Pará, to the Southeast Region.

The group presented an annual remuneration proposal of R$434,647,038, which is 38% below the cap established by the government (approximately R$600 million).

Transmission

EXPANSION

Considering Eletrobras's performance in the auctions, the amount of work in transmission lines should increase significantly. In 2013, the Eletrobras companies were awarded six lots in transmission auctions, totaling 1,979 km of TL and 2,446 MWA in substations.

Between 2014 and 2018, investments, whether independently or in partnerships, are expected to reach R$16.9 billion, of which R$12.9 billion will be geared toward expansion and R$4 billion toward maintenance.

60 Eletrobras

Transmission in Eletrobras companies

LEGEND

The project for the hydroelectric development of Belo Monte was reviewed in depth to restrict any impacts on the environment and on the population of the area. The pondage was reduced by 60% in relation to the initial project; that is, there will be no reservoir and it will be a run-of-the-river power plant. For comparison purposes, while the national average of flooded area is 0.49 km² per MW installed, at the Belo Monte power plant this ratio is only 0.04 km² per MW installed. Of the 516 km² of its pondage, approximately 228 km² (44%) correspond to the original riverbed.
The project will not flood indigenous territories, which will remain untouched by the dam, construction sites, access roads, and other engineering structures required for the construction of the Belo Monte Power Plant. The development of other power plants upstream of Belo Monte was discontinued, since they would affect Indigenous territories; this decision was formally made by the National
Council for Energy Policy[10]. No Indigenous communities will be resettled by the project, which reaffirms the commitment of the project to reducing impacts on the
VARIATION IN THE AVERAGE EFFICIENCY IN THE GENERATION			surrounding area.
OF THERMOELECTRIC POWER PLANTS			Moreover, the Environmental Impact Assessment of Belo Monte foresees the
BROKEN DOWN BY SOURCE OF ENERGY AND BY REGULATORY SYSTEM 2012/2013			implementation of Conservation Units in two areas located on the right bank of
(GRI EU11)			the Xingu River, which enables the formation of a continuous block of forest. With
Variation in the average annual efficiency in the generation of the power plant complex,		8.5%	an approximate area of 1.6 million hectares, located close to Indigenous territories,
broken down by source of energy (%)			the protected area is almost three times the size of the Federal District.
Oil		6.1%	The Belo Monte Hydroelectric Power Plant will be provided with fish ladders, along
Coal		28.5%	with Itaipu and the power plants to be built in the Madeira, Santo Antônio, and
Natural Gas		2.9%	Jirau rivers. Pondage will not interfere with the spawning season, thus preserving
Uranium		1.4%	the balance of the aquatic ecosystem in the Xingu River. State-of-the-art fishway systems will be used, pursuant to agreements with environmental agencies.
	58	Eletrobras

Transmission

EXPANSION
Whether individually or through SPE,
Eletrobras has projects that are either
contracted, under construction, or ready

to begin construction, which will add
another 19,200 km to the National
Interconnected System (SIN) by 2019.
In 2013, a total of 3,552 km of trans-
mission lines (TL) entered into operation
with the participation of Eletrobras. Of this
total, 1,595 km refer to the proportionate
ELETROBRAS AND CHINESE	share of Eletrobras companies in SPE and
PARTNERS WILL CONNECT BELO	303 km, to its own performance, totaling
MONTE TO THE SOUTHEAST	1,898 kilometers of new lines built by
The IE Belo Monte consortium,	Eletrobras, itself or through partnerships.
composed of Eletrobras Furnas and	We highlight the entry into operation
Eletronorte (both holding 24.5%	of the SPE - Electrical Interconnection of
interest) and State Grid Brazil	Madeira – with 2,375 km long, which will
Holding S.A. (51%), won the auction	drain the energy produced in the plants
of the project that will drain the	of the Madeira River in direct current.
energy produced by the Belo Monte	Furthermore, we had the beginning of the
Hydroelectric Power Plant, in Pará, to the	operation of the Lechuga substation, which
Southeast Region.	is responsible for connecting Manaus to
The group presented an	the SIN through the Tucuruí Transmission
annual remuneration proposal of	Line.
R$434,647,038, which is 38% below	Considering Eletrobras’s performance
the cap established by the government	in the auctions, the amount of work in
(approximately R$600 million).	transmission lines should increase signifi-
The project, which will establish a	cantly. In 2013, the Eletrobras companies
transmission lineis with 2,100 km in	were awarded six lots in transmission
length, foresees the implementation	auctions, totaling 1,979 km of TL and 2,446
of 28 transformers, 25,000 km of	MWA in substations.
cables, and 4,500 towers, and the	Between 2014 and 2018, investments,
capacity to transmit 4,000 MW of	whether independently or in partner-
energy by connecting the Xingu-PA and	ships, are expected to reach R$16.9 billion,
Estreito-MG substations, crossing the	of which R$12.9 billion will be geared
states of Pará (where the Belo Monte	toward expansion and R$4 billion toward
power plant is being constructed),	maintenance.
Tocantins, Goiás, and Minas Gerais.
This is one of the most important efforts
in the electric sector and will require an
investment of approximately R$5 billion.
State Grid is a Chinese state-owned
company, which has been in Brazil since
2010, when it acquired seven national
energy transmission companies.

Distribution

OPERATION AND	LOSSES IN ENERGY	EXPANSION	11. For Eletrobras, a
customer is each customer
account registered with the
company, and consumers
are all those who consume
energy in each customer
account. In a household, for
example, there is only one
customer, but there may be
various consumers.
MAINTENANCE		TRANSMISSION		The Eletrobras distribution companies,
The Eletrobras companies are responsible		The Brazilian regulatory framework does		operating in two states in the Northeast
for 57,290 km of transmission lines, which		not define a specific methodology for		and four in the North, currently serve over
operate between 230 and 750 kV. Of this		the calculation of losses in transmission.		3.8 million customers[11]. These companies
total, 53,706 km are owned by four trans-		Therefore, in 2010, Eletrobras defined a		have invested approximately R$900
mission companies – Eletrobras Chesf,		unified methodology to monitor losses.		million in the industry in the states of
Eletronorte, Eletrosul, and Furnas – and		This methodology is based on electric		Amazonas, Acre, Alagoas, Piauí, and
3,584 km were obtained through auctions,		calculations and uses power-flow		Rondônia and in the city of Boa Vista-RR.		NEW CUSTOMERS
whether in partnerships with other		simulations.		In 2013, seven new substations were built		The company registered approxi-
companies or through SPE.		(GRI EU6)		and 21,937 km were installed, totaling		mately 150,000 new customers,
(GRI 2.8, GRI EU4)				248,375 km of networks.		bringing the total to over 3.8 million.
		Calculation of transmission losses of an		(GRI 2.8, EU4, GRI EU6)		The largest increase relates to
In 2013, the Eletrobras companies		energy company considers the difference				the number of new customers of
presented 99.8% of availability in their		between the sum of generation, imports,				Eletrobras Amazonas Energia, which
transmission lines, compared with 99.5%		exports, and consumption in the points				grew by 6.6%.
in the previous period. This indicator		of delivery to distributors and local		LENGTH OF LINES/
represents the percentage of hours within		consumers.		DISTRIBUTION NETWORK
the year in which the lines remained		Technical losses in transmission are		(GRI EU4)
available to the transmission system.		being reduced year after year. From 2012
		to 2013, Eletrobras was able to reduce			Km	For the 2014-2018 period, the company
		losses in its transmission system by 8.2%.		Eletrobras Amazonas Energia	44,381	expects to invest R$8.5 billion: R$5 billion
		(GRI EU12)		Eletrobras Distribuição Acre	17,733	in expansion, R$1.7 billion in maintenance,
				Eletrobras Distribuição Alagoas	40,761	and R$1.8 billion in infrastructure.
				Eletrobras Distribuição Piauí	86,273
		TECHNICAL LOSS ON		Eletrobras Distribuição Rondônia	55,760
		TRANSMISSION (%)		Eletrobras Distribuição Roraima	3,467	OPERATION AND
		GRI EU12		Total	248,375	MAINTENANCE
The quality of the service provided to
new and existing customers is gauged
by two indices: Equivalent Power Outage
Duration per Customer Account (DEC) and
Equivalent Power Outage Frequency per
Customer Account (FEC). The DEC refers to
the number of hours that a power outage
lasted for a given customer account. The
average duration of power outages ranged
from 38 to 40 hours between 2012 and 2013.

	62		Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013		63

Distribution in Eletrobras companies

RORAIMA
NUMBER OF CONSUMERS 97.208
CONCESSION AREA (KM²) 5.687
MARKET (GWh) 791
AMAZONAS
NUMBER OF CONSUMERS 827.235
CONCESSION AREA (KM²) 1.577.820
MARKET (GWh) 5.898
ACRE
NUMBER OF CONSUMERS 231.144
CONCESSION AREA (KM²) 164.123
MARKET (GWh) 841
RONDÔNIA
NUMBER OF CONSUMERS 564.892
CONCESSION AREA (KM²) 237.591
MARKET (GWh) 2.864
PIAUÍ
NUMBER OF CONSUMERS 1.102.032
CONCESSION AREA (KM²) 251.577
MARKET (GWh) 2.981
ALAGOAS
NUMBER OF CONSUMERS 981.454
CONCESSION AREA (KM²) 27.768
MARKET (GWh) 3.401

AVERAGE DURATION OF POWER OUTAGES

In hours

(GRI EU29) [12]

39
38
40
2011
2012
2013

In turn, the FEC, which determines the frequency of power outages in one year, dropped from 31.4 to 27.8 outages, particularly due to the performance achieved by the following distribution companies: Eletrobras Amazonas Energia, Distribuição Alagoas, and Distribuição Roraima, which exceeded the goals established for this year. There was a drop of 11.5% in this rate between 2012 and 2013 in the Eletrobras companies.

FREQUENCY OF POWER OUTAGES

(GRI EU28) [13]

31.5
31.4
27.8
2011
2012
2013

Among the various actions taken by the company to improve quality indices (DEC and FEC), we highlight:

- The improvement of preventive maintenance services.
- The expansion in the medium voltage / low voltage transformation capacity.
- The construction of new substations, which reduced problems related to overload, such as in the state of Amazonas, where two new substations were delivered, and in the case of the Parnaíba II, Polo Industrial, and Caraúbas (Piauí) substations, which reinforce the distribution of energy to coastal municipalities of the state and to the industrial district of Teresina.

12. The DEC is calculated based on the weighted average of the Eletrobras companies (duration of power outage, in hours, over number of consumers).

13. The FEC is calculated based on the weighed average of the Eletrobras companies (number of outages, over number of consumers).

ANNUAL AND SUSTAINABILITY REPORT 2013 65

In 2013, we also hired consulting services from a bank to analyze the business model adopted for distribution by Eletrobras and to propose alternatives, due to the drop in revenues in the current scenario. This study should be concluded and presented to the Board of Directors in 2014.

The budget forecast for the distribution sector totals R$1.8 billion, exclusively from the company's own resources, and another R$280 million for the maintenance of assets. These new investments demonstrate the commitment made by Eletrobras to increasing reliability and availability of the services provided to consumers.
(GRI EU6)

Eletrobras's total number of residential, industrial, institutional, and commercial customer accounts registered 3,803,960 connections. Since 2011, the number of customer accounts connected to the networks of the Eletrobras companies has been increasing.

NUMBER OF RESIDENTIAL, INDUSTRIAL, INSTITUTIONAL, AND COMMERCIAL CUSTOMER ACCOUNTS

(GRI EU3)

2.965.428
3.103.062
3.238.238
254.915
266.020
274.052
45.362
48.184
35.782
12.816
12.903
12.444
211.215
223.440
243.449
3.803.960
3.653.609
3.489.736
Residential
Commercial
Institutional (public authorities and utilities)
Industrial
Other account types (rural, internal consumption, etc.)
Total customer accounts, by account type
2011
2012
2013

66

Eletrobras

Since 2008, the company has been developing and implementing an in-depth method to monitor the reduction of losses in distribution. This monitoring allowed for an increased number of inspections, the regularization of illegal connections, the execution of planned improvements, and a reduction in the percentage in distribution losses.
(GRI EU6)

Consequently, losses in distribution are defined as the difference between the energy injected into the grid of the distribution company and the total energy sold and delivered; they are composed of technical losses and non-technical losses.
(GRI EU12)

Since the implementation of these programs, which include actions to fight losses in energy, the global distribution loss rate has decreased by 17.5% since 2009.

OVERALL LOSS ON DISTRIBUTION (%) TECHNICAL AND NON-TECHNICAL LOSS

(GRI EU12)

36.0%
35.2%
34.3%
31.0%
30.7%
2009
2010
2011
2012
2013

For 2014, a reduction in losses is expected through energy gains due to the completion of projects initiated in the second half of 2013. This advance will be possible due to the continuation of the inspection and regularization services already hired and to the beginning of operations in important projects of the electric system, especially in the states of Amazonas and Piauí. Moreover, a set of actions will be implemented for the reduction of energy losses with the development of Projeto Energia +.

ANNUAL AND SUSTAINABILITY REPORT 2013

67

Demand			Research,
management			development,
The Brazilian regulatory framework estab-			and innovation
lishes the characteristics of projects that
involve the construction of transmission
systems in the expansion planning phase.			Innovative thinking and the pursuit of	Since 2009, Eletrobras has followed the
The best alternative that offers the lowest			new solutions are constantly present	guidelines established by the corporate
overall cost (costs with investments and			in the operations of the Eletrobras	Research, Development, and Innovation
losses) is chosen through technical and			companies. In 2013 alone, over R$504.8	Policy (P&D+I) and addressing the topic as
economic feasibility studies.			million was invested in research,	a short-, medium-, and long-term corporate
Upon assurance of availability and			development, and innovation, which	strategy. All this is in line and integrated
reliability of the system, the concession			represented an increase of 136% over 2012.	with the strategic plan and the business
of the project is done through a bidding			Pursuant to Law 9,991/2000, the	plans to obtain results that can support
process, and the transmission company			Eletrobras companies are required to invest	growth and competitiveness and that
that owns the concession is responsible			in research and development and publish	can serve as key elements to align the
for implementing the project, pursuant to			annual calls for proposals and projects	sustainable growth of the business with
the studies conducted.			to implement its scientific research and	social and environmental responsibility.
(GRI EU6)			technological development programs.

TOTAL AND PERCENTAGE OF THE POPULATION	14. Regulated distribu-
tion areas: regulated
distribution areas contain
networks that are owned/
explored by licensed
operators that supply
energy to customers and
over which operators hold
concession or monopoly.
NOT SERVED IN AREAS WITH REGULATED				INVESTMENTS IN RESEARCH

DISTRIBUTION AND SERVICE [14]				AND DEVELOPMENT
in R$ millions
(GRI EU26)				(GRI EU8)
	2013			TYPES OF PROJECT	2013	2012	2011
Total population that should be served	3,959,893			Transmission and distribution technologies	369.2	126.0	105.7
Urban population not served in the company’s concession areas				Renewable energy technologies	45.5	11.1	11.4
(in number of units)	72,012			Advanced generation and technologies	43.0	35.1	26.9
Rural population not served in the company’s concession areas				Innovative services related to sustainability	23.9	20.7	19.0
(in number of units)	5,105			Energy efficiency	21.6	19.3	15.0
Percentage of the population not served based on the ratio				Distributed energy	1.8	2.0	2.1
between total population and population not served	1.95%			Total	504.8	214.2	180.0
			DEFAULT	In 2012, data does not include Eletrobras Distribuição Acre, Distribuição Piauí, and Eletronuclear.
The default rate decreased throughout the
year, dropping from 17.3% in January to
14.6% in December, due to the systematic
prevention of commercial losses under-
taken by all Eletrobras distribution
companies. Improvement in this indicator
is also in line with the behavior of
Brazilian consumers, who sought to settle
their outstanding debts over this period.
68		Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	69

SOLUTIONS IN THE SERVICE OF SUSTAINABILITY
Eletrobras Cepel		The Eletrobras companies are involved in cutting-edge studies and in the devel-
opment of solutions for energy efficiency. Some of these are the following:
Eletrobras Cepel (Center for Electric Energy	The Center also has departments that	DISTRIBUTED ENERGY
Research) was created in 1974 through	are dedicated to the research and appli-	Eletrobras Distribuição Alagoas has been developing a project involving the
an initiative by Eletrobras holding	cation of renewable energy technologies	modeling of errors in electronic reactive power meters and the assessment of
and the companies Eletrobras Chesf,	(wind, photovoltaic solar generation,	losses due to effects of harmonic distortions and unbalances.
Eletronorte, Eletrosul, and Furnas. Since	and solar-thermal generation), energy
then, Eletrobras Cepel has contributed to	efficiency, and distributed generation	+ INNOVATIVE SERVICES RELATED TO SUSTAINABILITY
fostering the sustainable development	(fuel cells and hydrogen power). In	This partnership between the Federal University of Rio Grande (FURG) and the
of the Eletrobras companies and to the	addition, the Center conducts studies on	Foundation for the Support of the University of Rio Grande (FAURG) studies the
development and maintenance of a state-	hybrid systems for energy generation	operation of the unit for biofixation of carbon dioxide by microalgae, installed at
of-the-art scientific infrastructure and	from renewable sources and the use of	the Presidente Médici Thermoelectric Power Plant at Eletrobras CGTEE.
to advanced research in equipment and	energy potential from municipal solid
electric systems.	waste, biogas, metallurgy, and materials,	ADVANCED TECHNOLOGIES
Today, Cepel is engaged in the devel-	such as the assessment of the structural	At Eletrobras Cepel, a robot helps in the inspection of power transmission cables.
opment of a laboratory for experimental	integrity of thermoelectric power plants
research related to the smart grids	and corrosion; superconductivity of	+ ENERGY EFFICIENCY
concept and participates in a project	ceramics with new formulas to obtain	A partnership between Eletrobras holding and the Federal University of Mato Grosso do Sul (UFMS/
for the use of this concept in the city of	block varistors; the characterization and	FAPEC) assisted in the development of computer applications to increase the efficiency of the
Parintins (AM) and in the creation of a	development of materials for fuel cells;	sanitation systems of public buildings and in the training of sanitation industry professionals for
benchmark model to be applied in the	and nanotechnology, in unique facilities	the control of water supply systems.
Eletrobras distribution companies.	in the Southern Hemisphere.
All research projects and the
development of new technologies are
conducted in close cooperation with
universities and other research centers
and companies in Brazil and abroad.
Eletrobras Cepel also provides techno-

logical support to important programs
and projects developed by the Federal
	Government, such as Luz Para Todos	foto: Milton Maurente/Eletrobras Cepel
	(National Program for Universal Access	RENEWABLE ENERGY
	to and Use of Electricity); the Alternative	This strategic project is an initiative of Eletrobras Chesf; it is called “Central
Energy Source Incentive Program
	(PROINFA), the National Program for the	Fotovoltaica da Plataforma Solar de Petrolina” (Photovoltaic Center of the Solar
	Conservation of Electricity (PROCEL); and	Platform of Petrolina), and its main objective is the development of method-
	the National Program for Efficient Public	ologies for the integration of photovoltaic power plants into the Brazilian electric
	Lighting (ReLuz); it also takes part in the	system: installation, commissioning, performance assessment, and technical and
	preparation of the National Energy Plan	economic analysis.
and of the Decennial Energy Expansion
	Plans.	TRANSMISSION AND DISTRIBUTION TECHNOLOGIES
Development of technologies for Ultra-High-Voltage (UHV) transmission lines, in partnership with Eletrobras Cepel, Eletronorte, and Furnas. One of its objectives is the construction and development of the first ultra-high voltage laboratory in
Latin America, enabling research on ultra-high voltage (over 1,000 kV in alter-
nating current and 800 kV in direct current).
70	Eletrobras

Central Public Market, Porto Alegre, Rio Grande do Sul.

ECONOMIC AND FINANCIAL PERFORMANCE

ON THE PATH TO NEW ACHIEVEMENTS_**74**

RESULTS_**75**

VALUE-ADDED STATEMENT_**78**

ECONOMIC SUBSIDIES_**79**

INDIRECT ECONOMIC IMPACTS_**81**

73

The short-term energy, especially
concerning the operations in the Electric-
Power Commercialization Chamber
(CCEE), related to Eletrobras Chesf,
Eletronorte, and Furnas, had a positive
influence on these results, growing from
On the path to new achievements		R$1,640 million in 2012 to R$2,396 million
in 2013. Regarding the volume of energy
sold, the Eletrobras companies presented
a slight decrease in 2013, when 258 TWh
		were sold, in comparison with the 261	Results
TWh sold in 2012.
Revenues from transmission decreased
by 38.8%, from R$7,358 million in 2012 to
R$4,505 million in 2013, influenced by the
restatement account of the transmission
		return rates, which went from R$2,852	Learn more about the main variables
		million in 2012 to R$552 million in 2013, as	that affected the economic and financial
The results posted by Eletrobras in 2013	THE IMPACT OF LAW 12.783	a result of Law 12,783/2013. Revenue from	performance of Eletrobras in 2013 and the
reflected the new energy generation and	In the generation segment, revenue from	O&M went from R$2,545 million in 2012	main results recorded:
transmission tariffs for the assets that	the renewed assets now comes from	to R$2,156 million in 2013. Revenue from
had their concessions renewed, pursuant	the tariffs charged for the operation and	construction has an equivalent value and
to Law 12,783/13, and were influenced by	maintenance (O&M) of power plants, as	is recorded as construction cost.	• Impairment in the amount of R$2,462 million.
variables such as the impairment that	established by the Brazilian Electricity	(GRI 2.8)	• Provision for contingencies in the amount of R$1,399 million.
totaled R$2,462 million, expenditures	Regulatory Agency (ANEEL), a result of		• Reversal of provisions for onerous contracts in the amount of
of R$1,726 million in the Voluntary	the shift from price to tariff, as defined	Since these assets had not been fully	R$1,925 million.
Resignation Incentive Program (PID),	by the regulatory agency. The tariff will	depreciated or amortized when the	• Provision for the loss of financial assets in the amount of
and a provision for contingencies in the	be calculated based on operation and	concession was renewed, the Eletrobras	R$792 million.
amount of R$1,399 million.	maintenance costs, with an additional	companies were entitled to compen-	• Personnel, materials, and services (PMS): growth of 20.5%
The Eletrobras companies effec-	rate of 10%. In other words, revenue from	sation. On 12/31/2013, the company had	in 2013 over 2012, especially in relation to the personnel
tively took part in the public hearings	the energy sold by the renewed projects	a credit balance of R$5,496,178,000, of	account, which increased by 30.1% due to the PID (the
and discussions about the regulation	no longer belongs to the Eletrobras	which R$3,476,494,000 was recorded as	company expects to achieve savings of R$1.1 billion per
pertaining to the concession contracts	companies.	current assets and R$2,019,684,000 as	year, with return on investment in two years). The materials
for energy generation and transmission	Regarding the transmission segment,	non-current assets.	account dropped by 2.2% and the services account grew by
that were extended and their respective	a similar reduction occurred in the tariffs	For the generation segment, comple-	1.9%.
compensations. As a result, there was	received by the Eletrobras companies,	mentary information related to the	• Increased spending with energy purchased for resale, which
a reduction in operating revenue in the	where ANEEL will put into practice a	investments which are not depreciated	totaled R$5,515 million in 2013 (an increase of 13.4%
three business segments in which the	tariff readjustment analogous to the one	or amortized, improvements, and	compared with 2012).
company operates: generation, trans-	adopted for the generation segment.	modernizations, which require additional	• Increased spending with fuel for power generation, which
mission, and distribution.	Revenue from generation dropped by	compensation, is being submitted to	represented net expenditures that totaled R$1,492 million in
	8.7%, from R$18,883 million in 2012 to	the regulatory agency. In the case of	2013 (an increase of 115.1% over 2012).
	R$17,240 million in 2013. This variation	transmission, Eletrobras is responsible	• Itaipu transfer: R$68 million, 86.5% below 2012.
	was influenced by a reduction of 10.6%	for informing ANEEL about the value of	• Net income on exchange variation: R$539 million, an increase
	in revenue from the sale of energy,	investments in assets acquired before the	of 17.0% over 2012.
	dropping from R$18,381 million in 2012 to	year 2000 (Existing Basic Network - RBSE),	• Write-off of tax credit in the amount of R$1,367 million in
	R$16,435 million in 2013 as a result of Law	not depreciated or amortized, required	2013.
	12,783/2013.	for the calculation of complementary	(GRI 2.8)
compensation.

74	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	75

					ANALYSIS OF CONSOLIDATED RESULTS
					In R$ millions
						2013	2012
					Net operating income (a)	23,836	28,014
					Personnel, materials, and services	-9,245	-7,671
					Energy purchased for resale	-5,515	-4,863
					Usage of the grid	-1,561	-1,587
					Construction	-3,548	-3,306
					Fuel for power generation	-1,492	-694
In 2013, Eletrobras registered					Remuneration and reimbursement	-406	-668
the record amount of R$11.2					Depreciation and amortization	-1,501	-1,689
billion in its investment program.						568	7,537
It corresponds to 83.6% of the					Ownership interest	178	612
budget forecast for the year.					Operating provisions	-3,258	-4,971
					Voluntary Resignation Incentive Program	-257	0
					Other results	-2,422	-2,193
						-5,191	985
					Income from interest and financial investments	1,703	2,738
					Monetary restatement	455	721
					Exchange variation	539	461
					Debt burden	-2,031	-1,684
					Debt burden from shareholders’ resources	-190	-502
					Other financial results	-209	-49
CONSOLIDATED EBITDA						-4,925	2,669
					Effects of Law 12,783	0	-10,085
In R$ millions					Income tax and social security contribution	-1,367	491
EBITDA	2013	2012	%		Net profit for the period	-6,291	-6,926
Earnings for the period	-6,291	-6,926	-9%		Participation of non-controlling shareholders	-5	-47
+ Provision for income tax and social security contribution	1,367	-491	-378%		Consolidated net profit	-6,287	-6,879
+ Financial result	-266	-1,684	-84%
+ Amortization and depreciation	1,501	1,689	-11%
= EBITDA	-3,690	-7,412	-50%		Operating revenues from the power	G & T OPERATIONAL REVENUES
					generation and transmission segments for	In R$ millions
					2012 and 2013.	CONSOLIDATED		2013	2012
2013 ADJUSTED EBITDA		In R$ millions				A) GENERATION
= EBITDA			-3,690			Supply		8,066.67	13,080.82
+ Atypical events			3,767			Delivery		3,774.40	3,659.98
= ADJUSTED EBITDA			77			CCEE		2,395.73	1,640.24
						Revenue from operation and
						maintenance -		2,198.24	-
						renewed lines
NET PROFIT						Revenue from power plant construction		736.85	-
In 2013, Eletrobras posted a net						Adjustment of rate of return - generation		-	-
loss of R$6.287 billion. This result						Transfer Itaipu		67.96	502.07
reflects the new generation and						B) TRANSMISSION
transmission tariffs of the assets						Rates of return – transmission		552	2,852
whose concessions were renewed, pursuant to Law 12,783/13.						Revenue from operation and maintenance		2,156	2,545
						Revenue from construction		1,797	1,960
						GrossrevenuefromG&T		21,745	26,240

76				Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013		77

Value-Added	15. DVA = Value-Added
Statement Accounting report
that provides a summarized
account of the amounts that
correspond to the wealth
created by the company
in a given period and its
respective distribution to
			stakeholders.
Statement15

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
VALUE-ADDED STATEMENT
FOR THE PERIODS ENDING ON DECEMBER 31, 2013 AND 2012
(in R$ thousands)

(GRI EC1)					Economic subsidies
		HOLDING	CONSOLIDATED
	2013	2012	2013	2012
				Resubmitted
1 - REVENUE (EXPENSES)					GOVERNMENT	ENERGY DEVELOPMENT
Sale of goods, products, and services	2,970,726	2,868,389	28,186,399	33,648,066	SUBSIDIES	ACCOUNT (CDE)
	2,970,726	2,868,389	28,186,399	33,648,066	Government subsidies are not recognized	In 2013, the Eletrobras companies

2 - INPUT ACQUIRED FROM THIRD PARTIES					until it is reasonably certain that the	received a total of R$838.5 million.
Materials, services, and others	(488,074)	(761,923)	(10,455,551)	(20,010,401)	company will comply with the conditions	The total released for the distribution
Industry-specific taxes	-	-	(870,490)	(1,723,889)	established and that the subsidies will	companies was R$177.4 million, of
Energy purchased for resale	(2,875,951)	(2,406,812)	(5,515,206)	(4,863,288)	be received. These subsidies are recorded	which R$14.7 million went to Eletrobras
Fuel for the generation of energy	-	-	(1,492,368)	(693,751)	systematically in the results for the	Distribuição Acre, R$11 million to
Operating provisions	(5,011,829)	(764,387)	(3,258,205)	(4,971,221)	periods in which the company recognizes,	Eletrobras Distribuição Alagoas, R$74.2
	(8,375,854)	(3,933,122)	(21,591,820)	(32,262,550)	as expenses, the corresponding costs that	to Amazonas Energia, R$75.8 million to
3 - GROSS ADDED VALUE	(5,405,128)	(1,064,733)	6,594,579	1,385,516	these subsidies should offset. Government	Eletrobras Distribuição Piauí, and R$1.7
4 - WITHHOLDINGS					subsidies to be received as compensation	million to Eletrobras Distribuição Roraima.
Depreciation, amortization, and depletion	(6,547)	(6,279)	(1,500,540)	(1,688,961)	for incurred expenses, with the purpose	Concerning energy generation and trans-
					of offering immediate financial support	mission companies, R$661.1 million was
5 - NET ADDED VALUE PRODUCED BY THE ENTITY	(5,411,675)	(1,071,012)	5,094,039	(303,445)	to the company with no corresponding	earmarked for CGTEE.
6 - ADDED VALUE RECEIVED IN TRANSFER					future costs, are recorded in the results
Ownership interest	(787,881)	(7,531,378)	177,768	612,202	that correspond to the period in which	FUEL CONSUMPTION
Financial revenues	3,799,447	4,829,062	3,712,311	4,658,821	they were received and appropriated as	ACCOUNT (CCC)
	3,011,566	(2,702,316)	3,890,079	5,271,023	profits reserve; therefore, not intended for	In 2013, the Eletrobras companies
7 - TOTAL ADDED VALUE FOR DISTRIBUTION	(2,400,109)	(3,773,328)	8,984,118	4,967,578	distribution of dividends.	received a total benefit of R$4.006
						billion, of which R$2.972 billion went to
DISTRIBUTION OF ADDED VALUE						Eletrobras Amazonas Energia, R$0.130
PERSONNEL						billion to Eletrobras Distribuição Acre,
. Personnel, charges, and fees	444,239	326,533	6,404,531	4,825,974		R$0.436 billion to Eletrobras Distribuição
. Retirement and pension plan	38,188	28,292	245,623	294,669		Rondônia, R$0.09 billion to Eletrobras
	482,427	354,825	6,650,154	5,120,643
TAXES						Distribuição Roraima, and R$0.378 billion
. Taxes, fees, and contributions	1,443,609	792,862	4,846,943	3,419,239		to Eletrobras Eletronorte.
	1,443,609	792,862	4,846,943	3,419,239
THIRD PARTIES
. Financial charges and rent	1,681,679	1,667,947	3,446,365	2,974,346
. Donations and contributions	278,839	289,954	332,031	379,002
	1,960,518	1,957,901	3,778,396	3,353,348
SHAREHOLDERS
. Dividends and interest on net equity	433,962	433,962	433,962	433,962
. Participation of non-controlling shareholders	-	-	(4,712)	(46,736)
. Retained earnings or losses for the year	(6,720,625)	(7,312,878)	(6,720,625)	(7,312,878)
	(6,286,663)	(6,878,916)	(6,291,375)	(6,925,652)
	(2,400,109)	(3,773,328)	8,984,118	4,967,578

78				Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	79

Indirect
economic
impacts
16. Pursuant to Article
195-A of Law 6,404/1976,
it may only be used to
increase the capital stock or
to absorb losses.
17. For the purposes of this
report,“significantfines”
are those equal to or greater
than 1% of the ROL of the
company in question.	TAX INCENTIVES	ANTI-COMPETITIVE BEHAVIOR	The activities developed by the Eletrobras
	Provisional Measure 2,199-14, of August 24,	As a quasi-public corporation, Eletrobras	companies cause indirect economic	JOB GENERATION
	2001, amended by Law 11,196 of November	seeks maximum compliance with	impacts for the sustainable development	The social and environmental activities
	21, 2005, allows companies located in the	corporate governance, pursuant to the	of the regions where they operate.	conducted by Eletrobras Eletronuclear
	regions where the Northeast Development	strict legality and transparency of its acts.	These are additional consequences of	comply with the ISO 26000 standard,
	Superintendence (Superintendência do	No legal actions for unfair competition,	the financial activity and of the flow of	which deals with social responsibility, and
	Desenvolvimento do Nordeste) (SUDENE)	anti-competitive behavior, anti-trust, or	resources between Eletrobras and its	with the ISO 17025 standard, which deals
	and the Amazon Development Agency	monopoly practices have been filed to the	stakeholders.	with suppliers for the nuclear industry.
	(SUDAM) operate and that have projects	company in 2013. There was one pending	Eletrobras has been seeking to	It is estimated that the Angra power
	in the infrastructure industry to reduce	lawsuit from 2011, however, it resulted in	implement initiatives for the economic	plants are responsible for the generation
	the amount of the corporate income tax	the exclusion of the company from the	development of areas with high incidence	of three to four indirect jobs for each
	payable to be used in investments in	lawsuit.	of poverty and for the improvement of	direct job created. Hence, the presence
	installation, expansion, modernization, or	(GRI SO7)	social and environmental conditions, and	of Central Nuclear in the area boosts
	diversification projects.		for the increase of household income	commercial and service activities, which
	The tax incentive for the reduction of		through projects pertaining to the	were once incipient.
	income tax and non-refundable additional	COMPLIANCE	reduction of energy consumption.	The construction of the Angra 3
	taxes determined are recorded in the	In 2013, the Eletrobras companies were	The company also contributes to	Nuclear Power Plant is creating new
	results for the year, as a reduction in	assessed a significant fine[17] in the amount	regional development, whether directly,	jobs in the Costa Verde area, on the
	income tax. The portion of profit arising	of R$43.5 million. Eletrobras Furnas	through the implementation of projects	coast of the state of Rio de Janeiro.

	from these tax incentives must be	recorded this fine, which is part of the Tax	and services, or indirectly, through the	The construction company in charge
	recorded in the profit reserve account	Debt Refinancing Program launched by	significant increase in tax collection, due	of the construction work already has a
	called Tax Incentive Reserve[16]. In this fiscal	the Federal Government through Law	to the execution of these actions based	workforce of 2,139 employees to work in
	period, there was a reduction of R$99,938	12,865/2013.	on the Service Tax (ISS) paid to these	the construction of the plant, according
	thousand in income tax for Eletrobras	(GRI SO8)	municipalities. These actions increase the	to the survey conducted in December
	Eletronorte.		municipal tax incidence, and, depending	2013.
			on the total value of the projects, these	Eletrobras Furnas quantifies the
			actions can be enhanced, leveraging the	number of jobs created in connection
			local economy and social development,	with its generation and transmission
			since the collection of such taxes can be	projects. The creation of jobs associated
			returned in the form of education, health,	with the General Transmission Venture
			and sanitation, among others.	Plan (PGET) achieved, in 2013, a total of
			(GRI 1.2, GRI EC8, GRI EC9)	3,392 direct jobs and 2,984 indirect jobs.
The corporate projects by Furnas (100%
ownership interest) created 2,862 jobs.
The SPE created 29,669 jobs in the same
period.
	80	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013

AMONG THE MAIN
INITIATIVES, WE HIGHLIGHT
COLLECTION OF TAXES REVERSED INTO SERVICES		THEFOLLOWING:
Aware of the direct and indirect changes caused in the areas surrounding
the Tucuruí Hydroelectric Plant, Eletrobras Eletronorte, through the Regional		Community Centers of Production	economic conditions of the farmers
Insertion Program (PIRJUS), has been implementing actions that contribute to the		(CCP): while operating the Luz para	benefited, which, in turn, stimulates
improvement of the quality of life of the population, to the provision of municipal		Todos Program, Eletrobras noticed that	the development of the rural energy
public services, to the municipal infrastructure, and to education, health, and		the investments made in the power	market. Therefore, electricity becomes
family farming. These municipalities received, between 2011 and 2013, an		lines that serve the inland regions of the	an important vector for development,
amount equivalent to R$400,000, which refers only to the Service Tax (ISS),		country could be more efficient if they	becoming a production input capable
charged on the construction of eight schools in the region.		offered additional conditions so that	of generating income and growth in
Itaipu Binacional pays royalties for the use of the hydroelectric potential of		rural residents could add value to their	Brazilian rural areas.
the Paraná River. Calculations are based on energy generation, pursuant to		production through processing activities
Attachment “C” of the Itaipu Treaty. These amounts are transferred to the National		that run on electricity. Therefore, the	Sobradinho Reservoir Program: actions
Brazilian Treasury and to the Ministry of Finance of Paraguay. The National Treasury		Community Centers of Production (CCPs)	aimed at agricultural and livestock
distributes these royalties to municipalities, states, and the Federal Government,		were created; consisting of small collective	producers and fishermen living in the
based on the calculation by Aneel.		agro-industries where producers, whether	surroundings of the Sobradinho Dam
		in associations or cooperatives, share the	(BA), with fields for technological learning
Pursuant to the laws in effect, the share of each party is considered, and the		electric equipment that processes the	and training in the areas of cultivation;
portion for Brazil was distributed as follows:		production of their properties, gener-	handling of the caatinga; cattle, sheep, and
		ating income and work. Implemented in	goat breeding activities; milk production;
• US$25.9 million to the Federal Government, to be divided among the Ministry of the		partnerships that may include rural devel-	fishing; and meliponine culture (stingless
Environment, the Ministry of Mines and Energy, and the National Fund for Scientific		opment agencies, energy distribution	bees), among others.
and Technological Development;		companies, local governments, and other	Trilha Jovem Project: maintained by Polo
• The two states directly affected by the construction of the power plant, Paraná and		entities, the CCPs enable the production of	Iguassu, with the support of Itaipu, the
Mato Grosso do Sul, received US$100.6 million, of which US$98.3 million went to the		processed goods that comply with health	Fundação Parque Tecnológico Itaipu (FPTI),
government of the state of Paraná;		regulations, which allows their trading	Cataratas do Iguaçu S.A., and another
• US$99 million was received by the municipalities that were directly affected by the		without restrictions and in accordance	18 institutions. The project trains young
reservoir. Santa Helena received the largest benefit, with US$24.9 million;		with the quality standards required by	adults in tourism and service, lodging, and
• US$33.4 million was paid to the states and municipalities affected by the reservoirs		the market.	food and beverage.
upstream from the Itaipu Power Plant and those that contribute to the increase in the		Eletrobras supports the implemen-
energy it produces.		tation of the CCPs as a social responsibility	Center for Integral Assistance for
		action, fostering the productive use	Adolescents - Centro de Atenção Integral
After the needs or priorities of the region are identified, the Eletrobras companies		of energy and the commencement of	ao Adolescente (CAIA): in partnership
direct their social investments to social, environmental, educational, and		a virtuous cycle of growth for small	with Itaipu, it develops activities for
cultural actions that enable local development. These actions are developed to		producers. These initiatives enable	underprivileged youths from the Porto
foster positive impacts on the quality of life of people, social inclusion, and the		effective improvement in the social and	Meira district. Currently, 500 youths take
conservation of the environment; they are conducted through partnerships with			part in activities involving education
suppliers, partners, government agencies, and NGOs.			and professional training, in addition to
(GRI EC8, GRI EC9)			receiving social and educational support.
82	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	83

DONATIONS

Community Entrepreneurship Centers -	Fostering Citizenship Project -	Municipal Fund for the Rights of
Centros de Empreendedorismo	Projeto Semeando a Cidadania: conducted	Children and Adolescents in Belo
Comunitário: support for communities	in partnership with the City Government	Horizonte (FMDCA/BH): the donation of
for the development of employment	of Candiota-RS, the project aims to provide	R$100,000.00 to the Associação Mineira
and income generation projects. In 2013,	training to 200 youths and adults in	de Reabilitação (AMR).
a Patchwork Center was developed in	the urban areas of the municipality of
partnership with Dudalina, in Santa	Candiota-RS. It offers 11 technical courses,	Fundação de Saúde Itaiguapy: in 2013,
Vitória do Palmar (RS), where the	such as industrial mechanics, welding,	Itaipu continued to transfer the financial
women of the local community received	and general electricity, among others,	resources it has been donating to
equipment and raw materials to start	which aim to prepare these individuals	Fundação de Saúde Itaiguapy (in Foz do
production.	for the job market, enabling income	Iguaçu-PR) since 2002 and entered into
	generation, social inclusion, and improved	a new Term Sheet, which will ensure
Community Gardens Program -	quality of life, in addition to local and	the granting of the resources for the
Programa Hortas Comunitárias:	regional development.	2014-2017 period. The foundation benefits
developed in the states of Paraná, Santa		a population of approximately 450,000, in
Catarina, and Mato Grosso do Sul, it	Project Entrepreneurship for Banana	addition to Brazilians living in Paraguay,
aims to offer income alternatives to the	Producers and Entrepreneurship for	who seek services in Foz do Iguaçu.
communities located in the vicinity of	Pineapple Producers: in partnership
the transmission lines and to enable the	with SEBRAE, the Cooperative of Rural	Municipality of Hulha Negra-RS: the
appropriate use and conservation of rights	Producers of Taquara, Abunã, Pau	donation of R$187,000.00 for the purchase
of way, avoiding illegal occupations.	Darco, and Penha (COOPERTAP) and the	of an ambulance for the municipality.
	Agro-sustainable Cooperative of União	Eletronuclear Agreements: 20 transfers,
Training program in social technologies	Bandeirantes (UNICOOP) benefitted from	referring to 17 agreements. All actions
for the production of healthy food and	the installation of step-down substations	developed by Eletrobras Eletronuclear
alternative energies: project conducted in	and of a 45-kVA three-phase transformer,	with local communities refer to the
partnership with the National Association	which allowed for the installation of a	Almirante Álvaro Alberto Nuclear Center,
of People Affected by Dams (ANAB), with	refrigerated chamber to preserve their	which is composed of two power plants
the purpose of building the capacity	banana production.	that are operating and one that is under
of 300 individuals affected by dams in		construction.
four areas of Brazil. The project will be	Telecenter: implementation of one
executed for two years.	telecenter in União Bandeirantes (in	Agreement for the construction of the
	partnership with SEBRAE). This project	Ponta Grossa and Vila Oratória Health
Work and Income Creation Project –	has not been concluded and is expected	Centers and renovation of the Trindade
Training of Electricians: in 2013, this	to continue in 2014, depending on	Health Center. Term Sheet executed
project trained more than 20 electricians	one Internet access point. A total of	between Eletrobras Eletronuclear and the
in a community in the state Acre. Those	R$161,000 was generated in income and	municipality of Paraty-RJ.
who completed the course expect to find	80 members and families were served
opportunities in the job market and to	directly.	(GRI SO1, GRI EC8, GRI EC9)
consequently increase their income.		Learn more about these actions
	Endogenous regional development of	on the Eletrobras website.
	the Alto Camaquã River basin: initiated	.
in November 2011, the project fosters
regional development in Alto Camaquã
(RS) through the acknowledgement and
appreciation of local businesses. It serves
men and women involved in family
farming and benefits 20,000 people,
directly and indirectly.

84	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	85

Capibaribe River, Recife, Pernambuco.

SOCIAL PERFORMANCE

FOSTERING DIALOGUE AND BEST PRACTICES_88

EMPLOYEES_89

PROFESSIONAL DEVELOPMENT_100

CUSTOMERS_106

SUPPLIERS_111

COMMUNITY_115

MEASURES TO PREVENT AND REDUCE DAMAGE_120

RESETTLEMENT_124

PROJECTS AND PROGRAMS_125

GOVERNMENT AND PUBLIC POLICIES_127

HUMAN RIGHTS_134

3
4
5
6

87

18. This number refers to professionals who work at the Eletrobras companies, Article 37 of the Federal Constitution, rehired and requested by the company. 19. Contractor workforce
PROFILE OF THE WORKFORCE

At the end of 2013, the Eletrobras
companies had a team of 23,969
employees[18] in their permanent staff
	(55%), 7,654 contractors under	Employees
indefinite-term employment
contract[19] (17%), and 12,212 service
(MOC) 20. Does not include service providers in construction works at the projects.	providers engaged in non-core
activities [20] (28%), totaling 43,835
workers in line with the mission and
	the corporate drivers.	The Eletrobras companies promote
	(GRI LA1, GRI 2.8)	continuous actions that are based on
business strategy, on management, and
relationships, in line with the People
Management Policy. This policy dissemi-
nates guidelines that focus on solutions
that create appropriate conditions for the
development, appreciation, and retention
Fostering dialogue		of talents.	DIVERSITY
		Today, the Performance Management	Respect for diversity and equal oppor-
		System (SGD), the Career and	tunity are stimulated at Eletrobras. The
and best practices		Remuneration Plan, the Corporate	companies are engaged in initiatives
		University of the Eletrobras Companies	such as voluntary subscription to the
		(UNISE), the Unified Organizational	Pro-Gender and Race Equality Program
		Climate Survey, the Occupational Health	and to the Women’s Empowerment
		and Safety Policy, and the standardization	Principles and in support to campaigns
One of the greatest challenges that	results and the success that the company	of people management and of the People	for the eradication of any type of discrimi-
the companies have been facing is the	maintains with our customers, suppliers,	Management Information System	nation in society.
need to reinvent themselves and to	partners, and other stakeholders.	are some of the solutions that ensure	In 2013, a drop of 64.3% was registered
grow and develop in a sustainable way,	Expertise, quality of life, and productivity	integration and unified management of	in the total number of discrimination
for its business, the society, and the	are greatly stimulated in our relationship	the companies.	incidents compared with the previous
environment. Consequently, today the	with employees.	(GRI 3.9)	year. Of the ten incidents registered, one
term “sustainability” has become much	All Eletrobras´ plans and practices are		resulted in the suspension of the employee
broader implying longevity, changes	developed based on three pillars: social,		considered responsible and the other
in corporate culture, resiliency and the	environmental, and economic. Therefore,		nine involved other measures, pursuant
ability to excel, and the capability to	the company seeks to develop business		to the internal regulations of the Ethics
transform itself in order to survive and	models built on the constant and close		Committee.
evolve together with all stakeholders.	relationship with stakeholders, fostering		(GRI HR4)
The relationships that the Eletrobras	dialogue with society, meeting all legal
companies maintain with people are	requirements, controlling production		Considering the employees in the
at the core of all issues pertaining to	phases, and reducing the use of inputs		permanent staff, 81% are male and 19%,
sustainable development. Eletrobras’s	and technologies that damage the		female. In relation to workdays, 96.3% are
main asset is its workforce, which is	environment.		full-time employees, 3.6% work six-hour
largely responsible for generating the			shifts, and 0.1% work four-hour shifts in
the Eletrobras companies.

88	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	89

PERMANENT EMPLOYEES, BY COMPANY, GENDER, AND EMPLOYMENT TYPE

(GRI LA1)

	Full time							Part time	
	8h			6h		4h		Total – 6 and 4 hours	Total permanent employees
	Female	Male	Total	Female	Male	Female	Male		
Eletrobras Companies	4,429	18,658	23,087	120	740	8	14	882	23,969

PERMANENT EMPLOYEES AND CONTRACTORS (MOC), BY COMPANY AND GENDER

(GRI LA1)

		Eletrobras Amazonas Energia	Eletrobras Cepel	Eletrobras CGTEE	Eletrobras Chesf	Eletrobras Distribuição Acre	Eletrobras Distribuição Alagoas	Eletrobras Distribuição Piauí	Eletrobras Distribuição Rondônia	Eletrobras Distribuição Roraima	Eletrobras Eletronorte	Eletrobras Eletronuclear	Eletrobras Eletrosul	Eletrobras Eletropar	Eletrobras Furnas	Eletrobras holding	Itaipu Binacional	Total - Empresas Eletrobras	% by gender
Permanent employees	Female	326	76	119	909	55	146	232	150	73	582	472	236	2	544	359	278	4,559	19%
	Male	1,818	248	487	3,500	218	912	945	608	188	2,494	2,070	1,107	2	2,978	685	1,150	19,410	81%
	Total	**2,144**	**324**	**606**	**4,409**	**273**	**1,058**	**1,177**	**758**	**261**	**3,076**	**2,542**	**1,343**	**4**	**3,522**	**1,044**	**1,428**	**23,969**	**100%**
MOC	Female	85	4	0	0	N/R	N/R	N/R	67	22	237	0	0	0	447	0	0	862	19%
	Male	1,655	1	0	0	N/R	N/R	N/R	810	194	162	0	0	0	892	0	0	3,714	81%
	Total	**1,740**	**5**	**0**	**0**	**458**	**991**	**1,629**	**877**	**216**	**399**	**0**	**0**	**0**	**1,339**	**0**	**0**	**7,654**	**100%**

In 2013, the percentage by gender for "MOC" category did not include data from the following companies: Eletrobras Distribuição Acre, Alagoas and Distribuição Piauí. N/Av = Not available.

The Eletrobras companies have 3,458 (14.4%) employees on the permanent staff in the South region, 6,833 (28.5%) in the Southeast region, 4,863 (20.3%) in the North region, 6,988 (29.2%) in the Northeast region, 1,825 (7.6%) in the Midwest, and 2 (0.01%) abroad.
(GRI 2.8)

NUMBER OF EMPLOYEES BY REGION AND GENDER

(GRI LA1)

774
4,089
1,327
5,661
432
1,393
1,391
5,442
635
2,823
0
2
North
Northeast
Mid-West
Southeast
South
Abroad
Female
Male

At Eletrobras, employees are hired through civil service exams and the company cannot have any type of bias during the selection process regarding gender, race, age group, place of birth, or place of residence of candidates.

90 Eletrobras

ANNUAL AND SUSTAINABILITY REPORT 2013 91

21. In 2013, data does
not include Eletrobras
Distribuição Piauí. In 2013,
we considered the total
number of employees per
company, in each employee
category (managerial posi-
tion requiring or not requiring
higher education).
				Due to the PID, there was a significant
				increase in the number of terminations
				this year. As a consequence of this benefit,
				granted in 2013 and expected to end in
				2015, the employee turnover rate spiked
				from 3.4% in 2012 to 18% in 2013. However,
				hiring rates remained approximately at
				the same levels. The increased employee
				turnover rate was more concentrated in
				the 41-50, 51-60, and over 60 age brackets.
				(GRI LA2)
	PID AND RETIREMENT	In 2013, the percentage of employees
	To adjust the size of its staff, in July 2013	in managerial positions eligible for		TOTAL NUMBER AND RATES OF NEW HIRES AND EMPLOYEE TURNOVER
	the Eletrobras companies launched their	retirement within the next ten years		BY REGION
	Voluntary Resignation Incentive Program	was 23.9%. At the same time, 17.9% of		(GRI LA2)				Employees who
	(PID) with the participation of 4,448	employees in positions requiring higher
	employees from a total of 9,903 eligible	education and 18.1% of employees in			Number of			left the company
	individuals. In this period, there were	positions that do not require higher			employees						New hires		Turnover rate		Hiring rate
	4,221 resignations, and the remaining	education were eligible for retirement			2013	2012		2013	2012	2013	2012	2013		2012	2013	2012
	resignations should happen in 2014.	within the next ten years.		North	3,437	5,165		330	76	8	189	9.6%		1.5%	0.2%	4%
	The PID is one of the actions imple-	These percentages are higher for		Northeast	6,652	7,575		1,950	80	223	61	29.3%		1.1%	3.4%	0.8%
	mented by Eletrobras in the Business	employees eligible for retirement in the		Midwest	N/Av	2,337		N/Av	76	N/Av	6	N/Av		3.0%	N/Av	0.3%
	and Management Master Plan (PDNG	next five years. In managerial positions,		Southeast	3,773	8,034		397	511	47	235	10.5%		6.0%	1.2%	3%
	2013-2017). At Eletrobras Eletronuclear, this	37.1% are eligible for retirement within the		South	1,438	3,741		74	171	93	118	5.1%		5.0%	6.5%	3%
	process will be launched in 2014 and is	next five years. For positions requiring		Total	15,300	26,852		2,751	914	371	420	18.0%		3.0%	2.4%	2.0%
	expected to be concluded in 2015. Due to	higher education, 26.2% are eligible, and		For 2013, data does not include information on Eletrobras CGTEE, Eletropar, Eletronorte, Eletrosul, Furnas, and Itaipu Binacional.
	the PID, the number of employees eligible	30.2% of those employees holding		For 2012, data does not include information on Eletrobras Distribuição Acre and Distribuição Alagoas.
	for retirement has decreased.	positions that do not require higher		N/Av = Not available.
		education are eligible for retirement
		within the next five years.[21].
		(GRI EU15)

				TOTAL NUMBER AND RATES OF NEW HIRES AND EMPLOYEE TURNOVER
				BY AGE GROUP, IN 2013
				(GRI LA2)
					Employees who
					left the company				New hires			Turnover rate			Hiring rate
	PERCENTAGE OF EMPLOYEES ELIGIBLE				2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	FOR RETIREMENT WITHIN THE NEXT			18-25 years old	17	30	37	104	80	247	5.4%	6.3%	5.0%	32.9%	16.8%	33.5%
	10 AND 5 YEARS, BY REGION			26-30 years old	59	94	107	104	170	411	4.3%	4.4%	4.4%	7.5%	8.0%	17.0%
	(GRI EU15)			31-40 years old	62	84	92	110	211	404	1.5%	1.4%	1.6%	2.6%	3.4%	7.1%
	Within the next 10 years		Within the next 5 years	41-50 years old	97	37	34	28	58	132	2.7%	0.6%	0.5%	0.8%	0.9%	2.0%
	North	8.2	15.3	51-60 years old	1,567	471	592	18	56	43	33.5%	4.9%	6.3%	0.4%	0.6%	0.5%
	Northeast	10.7	40.7	> 60 years old	949	198	244	7	34	19	89.4%	8.5%	13.8%	0.7%	1.5%	1.1%
	Midwest	20.8	39.2	Total	2,751	914	1,106	371	609	1,256	18.0%	3.4%	4.1%	2.4%	2.3%	4.7%
	Southeast	26.0	30.7	In 2013, data does not include the following companies: Eletrobras CGTEE, Eletropar, Eletronorte, Eletrosul, and Furnas.
	South	28.0	26.1	In 2012, data does not include the following companies: Eletrobras Distribuição Acre and Distribuição Alagoas.
	Total	18.5	29.6	In 2011, data does not include the following companies: Eletrobras Distribuição Rondônia and holding.

	92		Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013							93

OPPORTUNITIES			The company gears at least 5% of job					TRAINING AND
At Eletrobras, employees are hired			openings to people with disabilities, as					DEVELOPMENT
through civil service exams, a process			provided for by Brazilian law. Although					At the Eletrobras companies, corporate
that provides impartiality, pursuant to			this legal percentage is ensured in its civil					education is provided by the Eletrobras
the Federal Constitution of 1988, and the			service exams, Eletrobras still does not					Companies University (UNISE) and by
company cannot have any type of bias			meet this minimum percentage. In 2013, a					the 15 corporate education units, which
during the selection process regarding			total 377 employees with disabilities were					correspond to each company, including
gender, race, age group, place of birth, or			working at the Eletrobras companies.					the Eletrobras holding. In 2013, proceeding
place of residence of candidates.			(GRI LA13)					with the development of the core compe-
								tencies of the Eletrobras companies, UNISE
								implemented 32 educational actions,
								totaling 83,534 hours of training. Among
PERMANENT EMPLOYEE								the actions executed, these are highlighted:
BY FUNCTIONAL CATEGORY								the completion of the Leadership Program
(GRI LA13)								(aimed at the entire managerial staff)
			2013		2012		2011	and the consolidation of the International
	Gender Number		%	Number	%	Number	%	Financial Reporting Standards Program
Managerial positions	Female	356	1.5%	364	1.3%	387	1.4%	(IFRS), aimed at technicians, managers, and
	Male	1,427	6.0%	1,526	5.6%	1,656	5.8%	administrators involved with international
Positions requiring higher Female		1,812	7.6%	2,008	7.4%	2,109	7.4%	accounting standards.
education	Male	4,839	20.2%	5,601	20.6%	5,861	20.5%	Additionally, each corporate education
Positions not requiring	Female	2,391	10.0%	2,860	10.5%	2,913	10.2%	unit offered a number of educational
higher education	Male	13,144	54.8%	14,781	54.5%	15,618	54.7%	actions to provide training and to build
	Total	23,969		27,140		28,544		capacities, seeking the continuous
								development of its workforce. Hence, in
PERMANENT EMPLOYEE								2013 Eletrobras provided approximately 1
BY MINORITIES GROUP								million hours of training, with an average
(GRI LA13)								of 42.1 hours for women and 41.8 for
Gender		Number		%	Total			men. Employees in managerial positions
Overthan	Female	1,536	6.7%					received an average of 74.2 hours of
50 years old	Male	7,011	30.6%		37.3%			training. For positions requiring and not
Indigenous blacks,	Female	1,469	6.4%		38.0%			requiring higher education, employees
browns and yellows	Male	7,239	31.6%					received an average of 49.3 and 35 hours of
The data do not include information about Eletrobras Distribuição Alagoas.								training, respectively.
For the calculation, the total number of employee used was 22,911.								(GRI LA10)

PERMANENT EMPLOYEE								AVERAGE HOURS OF TRAINING
BY AGE GROUP								BY EMPLOYEE CATEGORY AND BY GENDER
(GRI LA13)								(GRI LA10)
	Gender	Number			%					Average
									by gender and		Average
Less than 30 years old	Female	412			1.7%				Gender	by position	by position
	Male	1,554			6.5%			Managerial positions	Female	77.1	74.2
Between 30 and 50 years old	Female	2,597		10.8%					Male	73.4
	Male	10,568		44.1%				Positions requiring	Female	48.9	49.3
Over50yearsold	Female	1,545			6.4%			higher education	Male	49.5
	Male	7,293		30.4%				Positions not requiring	Female	31.7	35.0
Total		23,969		100%				higher education	Male	35.6

94							Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013		95

22. In 2013, data does not
include the following compa-
nies: Eletrobras Distribuição
Acre, Distribuição Roraima,
Distribuição Piauí, Eletropar,
Eletronuclear, and Furnas.

23. To calculate the injury
rate, the number of injuries
is divided by the number
of hours worked, multiplied
by 200,000.

	EMPLOYEE REPRESENTATION
	IN HEALTH AND SAFETY	TOTAL NUMBER AND RATE OF INJURIES
		BY GENDER AND BY REGION
	COMMITTEES
	100% of the employees of the	(GRI LA7)
	Eletrobras companies are repre-			Total by	Rate by	Total by	Rate by
	sented by formal health and safety	REGION	GENDER	gender	gender (%)	region region (%)
	committees: in total, there are	North	Female	1	0,2	5	0,2
	142 Internal Accident Prevention		Male	4	0,2
	Committees (CIPAs) and 35 formal	Northeast	Female	17	1,6	84	1,5
	health and safety committees		Male	67	1,5
OCCUPATIONAL		Midwest	Female	3	0,5	13	0,4
HEALTH AND SAFETY			Male	10	0,4
Work conditions and the well-being	(GRI LA6)	Southeast	Female	5	1,1	10	0,7
of employees are included in the			Male	5	0,5
Sustainability Policy of the Eletrobras		South	Female	3	0,5	48	1,4
companies and are enforced through			Male	45	1,6
the Corporate Occupational Health and		Total	Female	29	0,90	160	0,97
Safety Policy. According to the corporate			Male	131	0,98
guidelines, the Eletrobras companies		In 2013, data does not include the following companies: Eletrobras Distribuição Acre,
manage data, identify opportunities		Distribuição Roraima, Distribuição Piauí, Eletropar, Eletronuclear, and Furnas.
for improvement, and implement
formal health and safety procedures,	foto: Jorge Coelho/Arquivo Eletrobras
in compliance with legal requirements
and seeking to continuously improve
management and to reduce accidents.		TOTAL NUMBER AND RATE
Health and workplace safety training		OF OCCUPATIONAL DISEASES
is set forth in the Annual Corporate	In 2013[22], the Eletrobras companies	BY GENDER AND BY REGION, IN 2013
Education Plan and is offered in order to	reported 160 injuries (minor injuries, with	(GRI LA7)
comply with legal requirements, such as	and without lost time); 131 of these			Total by	Rate by	Total by	Rate by
the Regulatory Standards.	accidents involved men and 29 involved	REGION	GENDER	gender	gender (%)	region region (%)
For security contractors, Eletrobras	women. The rate calculated[23] for women is	North	Female	1	0.21	1	0.03
requires proof of training and the use of	0.90; for men, 0.98; and for the Eletrobras		Male	0	0
personal protective equipment (PPE).	companies in general, 0.97.	Northeast	Female	2	0.18	4	0.07
(GRI EU16)	In 2013, we also registered the death of		Male	2	0.04
	seven male employees. These fatalities	Midwest	Female	0	0	0	0
Health and safety topics covered by	occurred at Eletrobras Amazonas Energia		Male	0	0
formal agreements with unions are	(one), Eletrobras Chesf (two), Eletrobras	Southeast	Female	0	0	0	0
governed by the Collective Bargaining	Distribuição Acre (one), Eletrobras		Male	0	0
Agreement (ACT) executed between	Distribuição Piauí (one), and Eletrobras	South	Female	1	0.15	1	0.03
the Eletrobras companies and the Labor	Furnas (two).		Male	0	0
Union. The items in this agreement are	(GRI LA7)	Total	Female	4	0.12	6	0.04
negotiated and, if necessary, amended			Male	2	0.02
on a yearly basis to ensure protection of		In 2013, data does not include the following companies: Eletrobras Distribuição Acre,
worker rights in terms of health, quality of		Distribuição Roraima, Distribuição Piauí, Eletropar, Eletronuclear, and Furnas.
life, and workplace safety.
(GRI LA9)

96	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013			97

			EMPLOYEES WHO RETURNED
			TO WORK AFTER PARENTAL LEAVE
PREVENTION, SAFETY, AND HEALTH			(GRI LA15)
Eletrobras invests in educational, training, counseling, prevention, and risk-control programs					2013		22012		2011
and provides assistance to employees, their families, or community members concerning				Number	%	Number	%	Number	%
serious diseases. Learn more about some of these initiatives:			Female	173	84%	150	81%	151	80%
(GRI LA8)			Male	464	100%	430	100%	486	100%
		MATERNITY AND	This calculation does not include 38 female employees who took maternity leave in 2013
• Participation in the National Program for Occupational Accident		PATERNITY LEAVE	and will not return to work until 2014.
Prevention.		In 2013, a total of 669 male and female
• Activities involving massage therapy, choir, amateur theater, gym		employees took parental leave. In addition
membership reimbursement, and workplace exercises.		to granting this right to 100% of its	EMPLOYEES WHO RETURNED TO WORK
• Energy and Movement (training for road running), Eletrobras Choir,		workforce, the Eletrobras companies offer	AFTER PARENTAL LEAVE ENDED AND WERE
and health-related preventive and educational campaigns.		an additional 60-day leave to women,	STILL EMPLOYED TWELVE MONTHS AFTER
• Periodic medical examinations for all employees.		which exceeds the period established by	RETURNING TO WORK
• Lectures on preventive healthcare, quality of life, smoking, and		law.	(GRI LA15)
alcoholism.		(GRI LA15)			2013		2012		2011
• Participation in Pink October (breast cancer prevention campaign).				Number	%	Number	%	Number	%
• Implementation of Blue November (campaign against prostate cancer).			Female	210	84%	150	100%	149	99%
• Annual survey for the Quality of Life and Workplace Stress Index (IQVE).			Male	441	95%	429	100%	438	90%
• Caretaker Program, which assists employees or their dependents
requiring temporary caretaking.			This calculation does not include 38 female employees who took maternity leave in 2013
• Retirement Preparation Program.			and will not return to work until 2014. Additionally, it does not include seven employees who returned from their leaves taken in 2012.
• Environmental Risk Prevention Program (PPRA).
• Program for respiratory protection against coal dust, ashes, and gases
to prevent pneumoconiosis.			EMPLOYEES ENTITLED TO PARENTAL LEAVE
• Quality of Life Program, with GPR, choir, and hikes.			(GRI LA15)
• Smoking Cessation Program, which remains available to provide assis-
tance to employees who wish to quit smoking, offering medical and					2013		2012		2011
psychological support and medications.			Female		205		188		215
• Well-being Hotline Program, which offers on-site and phone			Male		464		435		672
assistance to employees and their family members in psychosocial,			Total		669		623		887
financial, and legal areas, through a contractor.			In 2012, data does not include Eletrobras Distribuição Piauí.
• Traveler’s Program, which advises employees travelling on business about endemic diseases in the regions of destination.
• Healthy Eletrobras Program, which provides advice, prevention,			EMPLOYEES WHO TOOK PARENTAL LEAVE
treatment, and education on health and quality of life.			(GRI LA15)
• Psycho-pedagogical Program, which provides support to employee
dependants with physical and/or mental disabilities.					2013		2012		2011
• REVIVER Program, which promotes hikes; provides advice on the			Female		205		186		189
prevention and treatment of drug addition, on physical fitness, on			Male		464		430		486
financial literacy, and on workplace exercise; and offers cancer and			Total		669		616		675
diabetes support programs. Programs for the prevention of occupa-			In 2012, data does not include Eletrobras Distribuição Piauí.
tional diseases, such as workplace exercise and massage therapy.
• Nutrition education, assistance for smoking cessation.
• Reimbursement of expenses for medication for chronic diseases for employees and their dependents.
• Rapid diagnostic tests for sexually transmitted diseases.
• Annual flu, diphtheria, tetanus, hepatitis, and H1N1 vaccination.
98	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013					99

ORGANIZATIONAL CLIMATE SURVEY
Eletrobras conducted its 3rd Unified Organizational Climate
Survey in 2013, which was answered by 14,550 employees.
The results of this survey will support the preparation of the
2nd Corporate Action Plan, to improve the organizational
climate, in 2014.

Professional
development
TRAINING OF
SPECIALIZED LABOR
Effective since 2010, the Career and	Additionally, 13,921 employees (58.1%)	At the Eletrobras companies, training	of Energy Generation; Dialogues
Remuneration Plan of the Eletrobras	received career development reviews.	of skilled workers is supported by	2013 - Implementing Organizational
companies (PCR) unifies the guidelines and	(GRI LA12)	three solutions: mapping of critical	Changes; Strategy Formulation; the
policies on positions, careers, and remuner-		knowledge required by the strategic	Forum on the Environment of the
ation. In 2013, a total of 90% of permanent		objectives of the Eletrobras System;	Electric Utilities Sector; Executive
employees received performance reviews.		identification of specific knowledge	MBA in Leadership and Management
		required for the achievement of the	of State-owned Companies; MBA in
PERCENTAGE OF EMPLOYEES	NUMBER OF EMPLOYEES	objectives of each company, which are	Economics and Energy Management,
RECEIVING REGULAR	WHO RECEIVED CAREER	mapped by the respective corporate	Metrology, and Measurement Techniques
PERFORMANCE REVIEW,	DEVELOPMENT REVIEW,	education unit and included in the Annual	for High-voltage Testing; and the
BY GENDER	BY GENDER	Corporate Education Plan (PEC); and	Environmental Policy Workshop of the
GRI LA12	GRI LA12	the Performance Management System	Eletrobras companies.
		(SGD) which, through the Individual	In order to attract and retain employees,
		Development Plan (PDI), identifies the	the company offers graduate courses in a
		competency deficits in employees.	number of areas and at renowned insti-
		In 2013, UNISE also conducted various	tutions, language courses, and visits to
		educational actions for the Eletrobras	events where best practices are shared.
		System: the Online Extension Course	(GRI EU14)
on the Practices and Challenges

100	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	101

Most of the Eletrobras companies offer grants for under- graduate courses, with variable reimbur- sement of up to 90% of tuition.
TYPE OF SCHOLARSHIP - SCIENCE WITHOUT BORDERS
						Scholarships		Scholarships
						general public		specific audiences		Total
			“Sandwich” undergraduate course				1,660		0	1,660
			“Sandwich” graduate course				340		260	600
	We point out that the People	CIÊNCIA SEM FRONTEIRAS –	Post-doctoral research abroad				120		40	160
	Development and Training Plan of the	SCIENCE WITHOUT BORDERS	Special visiting researcher				30		0	30
	Eletrobras companies, which serves	The Science Without Borders	Attraction of young talents				50		0	50
	as support and a guideline for the	program establishes the use of	Total				2,200		300	2,500
	development and preparation of the	four-year scholarships to foster
	educational actions offered at the	exchange programs and to	Currently, approximately R$68 million			REMUNERATION AND
	Eletrobras companies, addresses the	maintain contact with competitive	has been invested, or almost 45% of the			BENEFITS
	“Appreciation of Diversity and Promotion	educational systems concerning	total agreed for donation, which has			At Eletrobras, salaries are based on a

24. For the purposes of this
report, important operating
units are the headquarters of
each company.

25. The ratio is calculated
based on the average base
salary of females divided
by the average base salary
of male.

	of Gender Equality.” Accordingly, UNISE	technology and innovation. This	benefitted 1,120 recipients from various			matrix for each position and comply
	and the corporate education units adopt	program is a joint effort of the	regions of the country. By the end of the			with the Career and Remuneration Plan
	the following guidelines:	Ministry of Science, Technology, and	program, which is planned for late 2015,			(PCR). If any changes arise from collective
	• To foster the appreciation of diversity	Innovation (MCTI) and the Ministry	Eletrobras will have invested approxi-			bargaining, such matrices are adjusted,
	and gender equality through educational	of Education (MEC), through their	mately R$150 million, considering the			pursuant to rates defined and approved in
	programs;	respective supporting institu-	scholarships selected through Capes and			the Collective Bargaining Agreement (ACT).
	• To provide solutions to ensure the acces-	tions – CNPq and CAPES – and the	CNPq. For 2014, it is expected that part			Eletrobras’s Salary Policy is based on
	sibility of educational actions to people	Department of Higher Education	of these scholarships will be used by the			gender equality.
	with disabilities;	and the Department of Professional	Eletrobras System.			At Eletrobras, no salary is based on the
	• To use inclusive and gender-neutral visual	and Technological Education of	(GRI EU14)			National Minimum Wage rules.
	and written language in all educational	MEC.				(GRI EC5, GRI LA14)
	programs and actions.	In order to support the Science
	The distribution companies offer	Without Borders Program, Eletrobras
	distance-learning courses through	will finance 2,500 scholarships for
	the corporate TV channel: technology	“sandwich” undergraduate courses,	RATIOS OF STANDARD ENTRY LEVEL WAGE COMPARED WITH LOCAL
	that combines video lectures and the	graduate courses, and research. Of	MINIMUM WAGE AT IMPORTANT OPERATING UNITS
	Internet, with a monthly schedule of self-	this total, 2,200 are aimed at the	(GRI EC5) [24]
	development, corporate management, and	general public – college students,
	public management courses.	science and technology institu-					2013		2012			2011*
		tions, and young and renowned			Female		Male	Female	Male		Female	Male
		scientists – and 300 are aimed at a	Ratios of standard entry-level
			wage compared with local			163.3%			165.9%			180.3%
		specific audience – professionals	minimum wage (%)
		of the Eletrobras companies – but	Eletrobras considers the national minimum wage as being the local minimum wage. This data refers to 12/31 of each cycle in their ASR.
		also at employees working for	*There was a mistake in the ASR Eletrobras 2011 and the standard entry-level wage, broken down by gender, was published with a discrepancy of
		entities involved in the direct or	R$0.06 (R$982.42 instead of R$ 982.48). For this report, we considered the real value – R$982.48, for women and men alike.
indirect federal administration, in
		connection with the electric utilities	AVERAGE AND RATIO OF BASIC SALARY, BY GENDER AND EMPLOYEE CATEGORY
		sector. These scholarships are	in R$
		selected based on topics of interest	(GRI LA14)
		for the energy sector: generation,						Positions requiring		Positions not requiring
		transmission, distribution, trading,			Managerial positions			higher education			higher education
		planning and operation, equipment		2013	2012	2011	2013	2012	2011	2013	2012	2011
		technology and management,	Female	12,982	11,922	9,976	7,249	7,248	6,303	4,037	4,407	3,169
		facilities, energy efficiency, the	Male	14,140	13,135	12,514	8,374	8,243	8,834	3,881	4,627	3,033
		environment, and materials	Ratio[25]	92%	91%	80%	87%	88%	72%	104%	95%	104%
		technology. The table below breaks	In 2013, data referring to positions that do not require higher education do not include Eletrobras Eletropar.
		down the types of scholarships:	In 2012, data does not include Eletrobras Distribuição Rondônia.
	102	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013					103

FREEDOM OF ASSOCIATION AND COLLECTIVE
BARGAINING
Freedom of association is established in the applicable
legislation in the country and guaranteed through the
Collective Bargaining Agreement. All the 23,969 employees
(100%) of Eletrobras companies are represented by
collective bargaining agreements. Eletrobras companies
still have the Office of Labor Relations and Union, which
seeks to guarantee the rights of all employees.
In 2013, the Eletrobras companies entered into a
	The Eletrobras companies offer a	INNOVATION SYSTEM	national collective bargaining agreement with the repre-		In 2013, were identified 30 significant
26. Interns receive meal vouchers, public transporta- tion vouchers, and personal accident insurance.	number of benefits to all employees[26] and	According to the various relationship	sentatives of the employees, which will be valid for two		suppliers in which the right to exercise
	there is no differentiation between full	management procedures, the	years, from 2013 to 2015.		freedom of association and collective
	time or part time employees (six hours).	internal audience is stimulated	(GRI LA4)		bargaining may be at significant risk.
	The values of these benefits are defined in	by managers through campaigns			Eletrobras, pursuant to the laws in
	National Collective Bargaining Agreements	and incentive actions to use the			effect, is not allowed to intervene
	or in specific norms and include:				in the negotiations between these
	(GRI LA3)				suppliers (contractors) and their
employees, regardless of their presence
	• Additional pay for length of service				at the company’s facilities. However, the
	• Health insurance				company may require compliance with
	• Dental insurance				the terms set forth in the agreements and
	• Day care assistance				conventions executed.
	• Funeral assistance	Innovation System in order to pursue			(GRI HR5)
	• Eyeglass assistance	innovative solutions, in line with
	• Assistance for child with special needs	the corporate strategy, for cost			Hence, hiring processes determine that
	• Disability/invalidity coverage	reduction, increased revenue, new			collective bargaining agreements and
	• Agreements with gyms	business development, process			conventions must be observed to ensure
	• Retirement funds	improvement, and energy efficiency.			that the rights acquired through these
	• Maternity leave	In 2013, a total of 309 ideas			bargaining agreements be preserved in
	• Paternity leave	were registered, of which 7 were			the hiring processes at Eletrobras. These
	• Reimbursement of expenses for	implemented. These proposals are			rights are investigated during the hiring
	undergraduate courses	analyzed and classified according to			process, upon registration of suppliers,
	• Reimbursement for preschool	their possible outcome and strategic			and suppliers can be subject to disaccredi-
	education	interests. A Managing Committee,			tation if such rights are not considered in
	• Pay for performance	composed of representatives from			their commercial proposal.
	• Group life insurance	all departments, and an Innovative
	• Food vouchers	Idea Assessment Committee are
	• Meal vouchers	responsible for evaluating, classi-
	• Transportation voucher	fying, prioritizing, and implementing
the ideas registered by employees in
the database and for the governance
of this system.

	104	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	105

	APPROPRIATE USE OF ENERGY	PRODUCT RESPONSIBILITY		GUIDANCE AGAINST WASTE
	The websites of the Eletrobras	Distribution companies use a single electric		Raising awareness of new
	companies provide various services,	bill model, and customers receive a detailed		generations concerning the need
	such as the download of duplicate	account of their consumption, including		to prevent energy waste and to
	bills and tips on the appropriate use	prices based on tiered rates, scheduled		preserve natural resources is one of
	of energy. The companies have an	meter readings (current, previous, and		the goals of Eletrobras Distribuição
	accessible portal, which enables	next), taxes, charges, voltage level, type		Alagoas. The Luz do Saber (Light
	the navigation of individuals with	of connection, meter, quality of delivery		of Knowledge) project uses a truck
	hearing and visual impairment and	indicators (such as the DEC and the FEC),		that visits public schools to provide
	complies with the international	customer service channels, and others.		guidance to students, teachers, and
Customers	principles defined by the Web	Eletrobras seeks to innovate and		the surrounding community about
	Accessibility Initiative (WAI).	to offer differentiated public utility		the safe use of electricity and about
		services. Therefore, the company provides		energy efficiency in a very informal
	(GRI EU24)	important additional information, such		manner, using 3D videos, stage
Eletrobras serves all types of individual		as advertising campaigns related to the		lighting, soundboards, and many
and institutional profiles: from trans-		rational and safe use of energy, social		energy experiments.
mission and distribution companies		tariff for electric energy (Tarifa Social de		The project also trains teachers
– which purchase the energy generated		Energia Elétrica - TSEE), customer service		on how to approach “electricity and
at power plants and transmitted by the		hotlines, consumer rights, clear safety		eco-efficiency” in the classroom
power lines of the Eletrobras companies		tips, and other citizenship awareness		and provides services related to
– to direct customers, who consume the		campaigns in 100% of the bills issued to		duplicate bills, change of account
energy provided by the companies that		customers.		holder, negotiations, and enrollment
operate in the distribution segment.		(GRI PR3)		in the Social Tariff Program, which
We have approximately 3.8 million				offers discounts of up to 65% to
residential and commercial customers,		BEYOND THE BILL		consumers on their electric bills,
which represent a vital audience for		Users have other channels to obtain		among other services. In 2013, Luz
the Eletrobras companies. Thus, our		information about energy, products,		do Saber benefitted approximately
relationship with them is governed by	The companies use electric bills to	services, and customer service provided		11,837 students, 338 teachers,
the principles set forth in the Code of	disseminate information on the risks	by Eletrobras. They include the service		and 43 public schools, in three
Ethics of the Eletrobras companies and	related to electricity, regulatory infor-	branches of the distribution companies		municipalities.
in mechanisms that identify the needs	mation, customer rights, duration and	and their websites, which provide infor-
and expectations of this segment, as well	frequency of power outages, payment	mation about energy network safety;
as the protection and privacy of regis-	options and locations, pricing tiers, unpaid	accident response procedures; guidance
tration data and of information obtained	balances, and other information that	for reporting billing issues, damaged
in connection with the commercial	allows the various consumer profiles	equipment, and customer service; and
relationship.	to have appropriate access to energy	guidance on issues related to energy
In order to handle potential barriers	services.	delivery.
related to language, culture, lack of	(GRI PR3)
education, and special needs, which could
limit access to customer service and to		EDUCATION		foto: Arquivo Eletrobras Distribuição Alagoas
the safe use of energy, the Eletrobras		Through the implementation of educa-
distributors have the following channels		tional projects, Eletrobras also seeks to
to serve consumers:		strengthen its relationship with commu-
• Physical service branches		nities in order to provide knowledge about
• Virtual service branches – websites		the appropriate and safe use of energy
• Helpline, with an exclusive channel		and consumer rights and duties.
for the hearing impaired		(GRI EU24)
106	Eletrobras	RELATÓRIO ANUAL E DE SUSTENTABILIDADE 2013	107

27. In 2013, the results
have been recorded in
a considered manner,
considering the levels
of satisfaction with the
number of customers
of each company, which
resulted in a more repre-
sentative percentage of
corporate reality.	CUSTOMER SATISFACTION
The six distribution companies owned
by Eletrobras gauge the satisfaction of
their customers and consumers through
surveys conducted by ANEEL – the ANEEL
Customer Satisfaction Index (IASC), and
by the Brazilian Association of Electricity
Distributors (ABRADEE) – the Perceived
Quality Satisfaction Index (ISQP).
In 2013[27], the distribution companies of
Eletrobras registered a slight
	improvement in rates in relation to satis-		IASC ANEEL (%)
	faction with customer service and service		Goals PDNG 2014 - 2018
delivery. The satisfaction of the organi-
zation as a whole fell by four percentage
points.

CUSTOMER SATISFACTION (%) - DISTRIBUTION
GRI PR5
In the transmission segment,
Eletrobras Chesf, Eletronorte and Eletrosul
companies promote monitoring customer
satisfaction by applying satisfaction
survey. Also, hold regular meetings
with clients, technical visits, technical
exchanges and provide channels of
communication and expression (letter,
email, phone, web portal and social
networking).
The satisfaction index with the
Eletrobras companies and the quality of
electricity supply improved compared
	Customers are sensitive to variations	Eletrobras Distribuição Acre was affected	to 2012, reaching respectively 86.5% and
	in the quality of services and demon-	by the interconnection work, which caused	97.6%. The level of satisfaction with the
	strate less satisfaction when this quality	frequent and lengthy power outages,	service of the companies remained stable.
	decreases. These cases can lead consumers	which were necessary to implement the	The satisfaction surveys for transmission
	to become more critical in their assess-	future improvement of the network.	performed by the Eletrobras companies
	ments, thereby affecting the results of the	The Eletrobras distribution companies	take into account the energy trading
	survey in all scores, and not simply those	have agreed upon goals that aim to	(buying and selling) and products and
	that specifically assess the quality of the	increase the level of customer satisfaction.	services.
	service. In 2013, for example, delivery of	Until 2018 the expected goal is 64.04%.

	108	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	109

CUSTOMER SATISFACTION (%) - TRANSMISSION
GRI PR5

Consolidated data for Eletrobras CGTEE, Eletrobras Chesf, Eletrobras Eletronorte, and Eletrobras Furnas.		Suppliers

		The Eletrobras companies do business	Eletrobras also monitors the fulfillment
		with an extensive network of suppliers,	of contractual obligations imposed on its
Eletrobras Cepel also conducts		with which they maintain contracts	suppliers (including any social and labor
customer satisfaction surveys to		considering the ethical, social, and	obligations to the employees allocated to
evaluate the services provided by test		environmental aspects established	Eletrobras) through specific documents
and calibration laboratories and by the		in the Code of Ethics of the Eletrobras	that must be presented throughout the
Certification Activity (CERT). In 2013, the		companies.	term of the contract, as set forth in such
level of customer satisfaction reached 92%		Contracts with significant suppliers and	instrument. This practice minimizes the
for the services provided by laboratories		their management ensure the existence	possibility of Eletrobras being affected by
and 86% for the services provided by the		of legal requirements, including provi-	poor work practices of suppliers, by actions
Certification Activity. The average was		sions that enforce compliance with labor,	that are illegal or contrary to its policies, or
89%, a slight increase over the previous		safety, hygiene, and health regulations at	by damages caused to people, facilities, or
year, which was 88%.		work and environmental protection. Thus,	the environment in connection with the
(GRI PR5)		sustainability risks are mitigated and if a	services provided by suppliers.
		breach of any of the clauses is established,	All actions are grounded on principles of
Eletrobras CGTEE, Eletronuclear, Furnas,		suppliers will be subject to the penalties	human and environmental rights, which
and Itaipu Binacional do not conduct		set forth in the contract.	recommend sustainability parameters in
surveys; however, in 2013 they created a		With the purpose of maintaining a good	the production of goods or provision of
joint work group with Eletrobras Chesf,		relationship with suppliers, whenever	services; in addition, they forbid the direct
Eletronorte, and Eletrosul to implement		possible the companies hold meetings	or indirect engagement of young workers
a unified survey to assess the generation		with contractors and any other areas	under 18 years old on night shifts and
and transmission businesses that can		involved in the process to fulfill the	hazardous or unhealthy work and of young
demonstrate the consolidated level of		obligations agreed upon and to solve any	workers under 16 years old in any type of
satisfaction of the customers of the		problems arising during the term of the	activity, except as young apprentices when
Eletrobras companies.		contract.	they are over 14 years old.

110	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	111

POWER TO THE LOCALS
In their procurement practices,
Eletrobras distribution companies
apply Law 123/2006, giving a margin
of preference to small enterprises,
and Decree 7,174/2010, giving
margins of preference in hiring for
Information Technology (goods
and services based on national
technology and produced pursuant
The Code of Ethics also forbids the	FORCED OR CHILD LABOR		PROCUREMENT PROCESSES		to the Basic Production Process).
engagement of employees working	We recorded 27 incidents involving		Pursuant to the laws in force governing		In its procurement processes,
under degrading or forced labor and any	significant operations and suppliers		public procurement and hiring processes,		Eletrobras Distribuição Alagoas favors
discrimination on the basis of religion,	identified as having material risk for		namely Law 8,666/93, which instituted		the geographic location of suppliers,
race, skin color, gender, political affiliation,	incidents of child and forced labor.		the norms for bidding processes and		which can expedite hiring and reduce
social class, or national origin; moreover,	However, there were no incidents		agreements, Eletrobras is not autho-		costs. Hence, the companies with the
it seeks to safeguard the good physical	involving operations identified		rized to establish a policy to favor local		best cost-benefit ratio are selected.
and mental conditions of the employees	as having risk of young workers		suppliers, considering that it is not		These practices favor local suppliers.
who provide services to the Eletrobras	exposed to hazardous work.		possible to define preferences in the
companies. In the case of non-compliance	Aiming to reinforce the intrinsic		hiring of suppliers based on their place of
with human rights clauses or with the	nature of ethical issues related		business or domicile.
terms set forth in these contracts, the	to human rights and contractors,		In direct procurement processes, the
supplier is granted a period to present its	Eletrobras holding holds annual		Eletrobras companies take into account
defense and, if applicable, to make the	meetings with its suppliers. In 2013,		geographic location and cost of hiring.
necessary adjustments. If these actions	the company conducted a lecture on		This type of selection favors local
are not taken, the Eletrobras companies	“Ethics: the Core Element in Hiring	28. Local suppliers are	suppliers[28] . In 2013, direct purchases
have the right to take appropriate	Processes.”	definedasthosewhoseplace	totaled R$154.5 million. Of this total,
measures, such as fines or the termination	Eletrobras Eletronorte conducted,	of business is located in the	R$65.9 million (or 42.7%) was invested in
of the agreement. In the case of repeated	in São Luis (MA), the Seminar for the	same geographic region as	purchases from local suppliers. In 2013,
infringement, the contract will be termi-	Eradication of Forced Labor with the	the procurement unit of the	the Eletrobras companies spent a total of
nated unilaterally.	companies in the region joining the	Eletrobras companies.	approximately R$5 billion on
The Eletrobras companies disseminate	National Pact for the Eradication of		procurement.
their Code of Ethics to ensure that	Forced Labor. Eletrobras Eletronorte		(GRI EC6)
suppliers and contractors comply with	also supported, in Maranhão, a
the guidelines set forth therein and to	workshop for the Mandala Project,
enforce that all entities that do or wish to	which takes practical measures
do business with Eletrobras are aware of	pertaining to forced labor and
the Code and act accordingly. Therefore,	is aimed at the low-income
the values and principles that guide the	population.
actions of the company are extended to	(GRI HR6, GRI HR7)
the entire production chain.
Eletrobras has developed a new
definition of critical supplier (or significant
supplier), based on a study conducted
by the Sustainability Committee, in		29. Data does not include
conjunction with the Procurement area,		information from the
considering not only the needs associated		following companies:	Percentage of direct purchases from local
with the economic aspects, but also those		Eletrobras Eletronuclear,	suppliers[29]
associated with the social and environ-		Eletrosul, and Itaipu
mental aspects.		Binacional.
112	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013		113

TRAINING OF SECURITY
PERSONNEL
The security personnel directly
employed by Itaipu Binacional
receive refresher courses and
annual lectures on human rights.
From 2012 to 2013, the level of
SECURITY PRACTICES				attendance at the specific lectures
All security personnel undergo a training				on human rights provided to direct
process and take refresher courses every				security personnel increased from
two years; in addition, they are assessed				65.6% to 71%. The company also
and the procedures of their job positions				organized a course geared toward
are adapted accordingly. Training and				security agents on defensive
assessment cover human rights, environ-				techniques and progressive use of
mental, and sustainability concepts. These				force. Outsourced security personnel
procedures are established in Ordinance	30. The quantitative information contained in the table of indicator HR8 refers only to directly employed security personnel.			also take mandatory refresher
3233/12, which provides on the regula-				courses for their positions and are
tions associated with private security				instructed during the onboarding
activities and which entered into force				seminar, which is mandatory for all
in March 2013. In its contracts, Eletrobras				service providers.
provides for the periodic training of
these individuals by contractors and				(GRI HR8)

requires proof of this training from their
management.
(GRI HR8)

NUMBER AND PERCENTAGE OF SECURITY PERSONNEL TRAINED IN THE
ORGANIZATION’S POLICIES OR PROCEDURES CONCERNING ASPECTS OF HUMAN
RIGHTS THAT ARE RELEVANT TO OPERATIONS

(GRI HR8) [30]				Community
		2013	2012
Number of security personnel directly employed by the reporting organization		224	239
Number of security personnel who have received formal training in the organization’s policies or specific proce-				Eletrobras is a company that fosters	Project, Installation License, and Operating
dures associated with human rights issues and their application on security		142	111	sustainable development in Brazil,	License) and from in-depth contact with
Percentage of security personnel trained in the organization’s policies or procedures concerning aspects of				whether through investments in culture,	local social groups that benefit from social
human rights that are relevant to operations		63%	46%	education, health, children’s rights,	responsibility programs and integrated
In 2013, data includes all Eletrobras companies, except Eletropar.				employment and income generation, the	improvement actions related to housing,
In 2012, data includes the following companies: Eletrobras Chesf, Furnas, and Itaipu Binacional.				environment, professional qualification,	sanitation infrastructure, and urban
In 2011, this indicator was not reported.				and first job opportunity and citizenship,	mobility.
				or through actions that seek to reduce	Social and environmental impacts
				social and environmental impacts in the	caused by projects implemented by
				licensing processes.	Eletrobras relate to the generation of
				All projects undertaken by Eletrobras	expectations and to changes in housing,
				result from various studies that	employment, and local environmental
				identify the compensation, mitigation,	conditions, especially for the population
				or remediation actions established in	in the vicinity, organized civil society, and
				the environmental licensing processes	municipal authorities. For projects such
				(Environmental Impact Assessments,	as hydroelectric plants, we conduct an
				Preliminary License, Basic Environmental	Environmental Impact Study (EIS) and an

114			Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	115

SOCIAL, ECONOMIC, AND SUSTAINABLE DEVELOPMENT
The actions developed by Itaipu Binacional in the Guarani
Tekoha Ocoy community, located in the municipality of São
Miguel do Iguaçu (PR) and in the Tekoha Añetete and Itamarã
communities, located in Diamante D’Oeste (PR), benefit 280
Indigenous families in an area of 2,217 hectares and foster the social, economic, and sustainable development of their way
of life by improving infrastructure, increasing agricultural and livestock production, strengthening cultural diversity, stimu-
lating partnerships, and offering nutritional safety.
Environmental Impact Assessment (EIA);	During the establishment of the project,	In 2013, a total of 106,239 kg of cassava and 57,440.60 kg
they provide a diagnosis of the current	we develop a number of programs that	of corn were produced and sold, and 1,404 food staple baskets
situation of the local community and its	seek to benefit the community, reduce	were distributed at Ocoy. The Añetete and Itamarã communities
infrastructure, income, literacy, and health	eventual damages, and improve the quality	were served by the Food Purchase Program (PAA) and Itaipu
conditions; it also surveys the social and	of life of the population. These programs	Binacional transported the food donated by SESC (PR) and
environmental perception of the projects.	are conducted independently by Eletrobras	the PNAE. In total, Añetete received 11,792.50 kg of food and
Analysis of the social and environ-	or in conjunction with city governments	Itamarã received 7,125 kg.
mental impacts of the project is done	and municipal departments, public	Learnmoreat:http://www.itaipu.gov.br/meioambiente/comunidades-indigenas
through the identification, estimation	agencies and entities, trade associations,
of intensity, and interpretation of the	and official credit institutions, pursuant to	At Eletronorte, the programs to compensate the Waimiri-
importance of these impacts, determining	the laws and regulations in effect.	Atroari and Parakanã groups for the impacts from the operation
positive and negative, direct and indirect,	During the development of the	of the hydroelectric plants have been in place for over two
short-, medium-, and long-term, and	feasibility studies of projects whose	decades and are nationally and internationally renowned for the
temporary and permanent aspects, as well	construction/operation could affect	restoration of lifestyle in these communities and the cultural and
as their level of reversibility, cumulative	Indigenous communities, Eletrobras	nutritional stability.
and synergetic properties, and the distri-	conducts a study on the Indigenous
bution of the social burdens and benefits.	Population, which is an integral part of
During the implementation of projects,	the Environmental Impact Study required
we conduct social communication actions,	by the environmental agency. The studies
which include the establishment of local	are conducted pursuant to the terms of
offices, the dissemination of commu-	reference issued by the National Indian
nication materials, and meetings with	Foundation (FUNAI), which is respon-
various groups to foster social interaction.	sible for assessing and approving the
We also conduct opinion surveys in the	studies. As a result, a set of compensation
areas of the projects to identify, among	programs is presented as part of the
other aspects, the expectations of the	environmental licensing of the projects.
population.	The development of compensation
(GRI SO1, GRI SO9, GRI SO10, GRI	programs, however, is not restricted to
4.16)	the requirements of the environmental
licensing process.
(GRI HR9)
foto: Jorge Coelho/Arquivo Eletrobras
Learnmoreat:
http://www.eln.gov.br/opencms/opencms/pilares/meioAmbiente/
programasIndigenas/
116	Eletrobras	117

SUPPORT AND ASSISTANCE FOR THE		PRESENCE IN THE
KAYAPÓ COMMUNITIES		COMMUNITIES
In 2012/2013, Eletrobras supported two projects that aimed		The projects – hydroelectric and thermo-	The number of people involved in
to strengthen the production infrastructure and autonomy of		electric plants and transmission and	accidents involving company assets and
Kayapó Indigenous communities in southern Pará, which were		distribution systems – developed by	the number of fatalities increased over
carried out with resources by Instituto Kabu (Kabu Institute) and		Eletrobras can produce a greater or lesser	2012. This increase occurred because the
the Associação Floresta Protegida (Protected Forest Association).		degree of social impact, depending on the	data provided in this report has broader
These entities represent approximately 30 Kayapó villages		characteristics of the region where they	coverage. In 2013, the data was reported	31. The data disposed in
located on the west and east banks of the Xingu River, with an		are implemented.	by 12 companies, compared with 06 in the	this table do not consider
the employees of Eletrobras
estimated population of 6,000 Indians. In 2013, a specialized		The identification of the social groups	previous year.			companies.
consulting company was hired for the preparation of a long-term		affected starts at the beginning of the
project involving the Kayapó communities on the west bank of		planning process and, as the project
the Xingu River. Thus, in September 2013, Eletrobras, the Kabu		advances, specific studies are conducted
Institute (Instituto Kabu), and the National Indian Foundation		in order to understand the expectations of	NUMBER OF INJURIES AND FATALITIES
(FUNAI), supported by the SPE Norte Energia S/A, which is the		the population, their way of life, their basic	OF USERS INVOLVING COMPANY ASSETS
concessionaire responsible for the AHE Belo Monte (in which		economic activities, and their organization.	(GRI EU25) [31]
the companies of the Eletrobras System have 49.98% interest)		Issues such as the increase of the migrant		2013	2012	2011
coordinated the Project for Support and Assistance related to		population, the impacts on infrastructure,	Number of individuals involved in accidents	96	48	124
institutional reinforcement, sustainable income generation		and the changes in land use, landscape,	Number of fatalities	30	19	1
activities, protection and surveillance, security and environ-		social structures, and local culture, among	In 2013, data does not include Eletrobras holding, Furnas, Itaipu, and Eletropar.
mental management, and cultural programs. It was designed to		others, are included in the scope of the	In 2012, data included the following companies: Eletrobras Distribuição Acre, Distri-
strengthen nine Kayapó communities on the west bank of the		surveys to be conducted for the environ-	buição Rondônia, Distribuição Roraima, Amazonas Energia, Eletronorte, Eletrosul,
Xingu River, with the assistance of FUNAI, in Novo Progresso(PA),		mental studies; they aim to propose	and Eletrobras holding.
for a period of three years with an annual budget of R$1.5		measures for the mitigation of negative
million, managed by Eletrobras. A similar long-term project is		impacts and for leveraging positive ones.
presently being negociated and elaborated with the Kayapó		(GRI EC8, GRI EC9, GRI SO9,
from the east bank of the Xingu river, their representants, Funai,		GRI SO10)	NUMBER OF LEGAL ACTIONS, PENDING AND
Norte Energia S/A and a specialized consulting company.			RESOLVED, RELATED TO THE HEALTH AND
		During the operation, there may be	SAFETY OF THE USERS OF THE SERVICES
impacts on territorial organization;
		changes in the social, economic, and	(GRI EU25)
		cultural organization; and interference		201	2012	2011
		in the organization of commercial and	Pending legal actions related to health and safety	20	21	29
		industrial activities, such as the increased	Resolved legal actions related to health and safety	6	2	2
		consumption of water, potential spills,	In 2013, data does not include the Eletrobras companies, Eletrobras holding, Furnas,
		soil contamination, and higher risk of	Itaipu, and Eletropar.
In 2012, data included the following companies: Eletrobras Distribuição Acre,
		accidents (electric shocks, fires, and	Distribuição Rondônia, Distribuição Roraima, Amazonas Energia, Eletronorte, Eletrosul,
		others).	and holding.
(GRI 1.2, GRI SO9)
foto: Doto Takak-ire/Instituto Kabu
	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	119

Measures to prevent and reduce damage		contingency plans. Emergency plans are	Eletrobras Chesf
		monitored and assessed in relation to	At substations, Eletrobras Chesf has the
		their effectiveness and are periodically	Fire Safety Plan (PSCI), which encom-
		reviewed by the Internal Control and Risk	passes the procedures to be adopted in
		Management Committee, along with	case of fire, in addition to the Emergency
		representatives of the departments.	Response Plan , which addresses
		In 2011, Eletrobras CGTEE signed	assistance to victims (at power plants,
Eletrobras has several contingency	At Eletrobras Eletronuclear, it is	a‘Conduct Adjustment Agreement’	the contingency manual also focuses
measures, contingency plans, and	mandatory to report near-miss accidents,	(TAC, in Portuguese) with the Brazilian	on the Evacuation Plan – PAA). Drills
recovery plans in all its companies. Each	which are investigated and examined	Environmental Agency (Ibama), the	are conducted annually at the power
company – whether in generation or in	by national and international agencies.	Ministry of Environment, the Ministry	plants with the participation of the local
transmission and distribution – is respon-	The security system provides for the	of Mines and Energy and the Federal	fire department. Moreover, Chesf has
sible for assessing all potential scenarios	immediate mobilization of hundreds of	Attorney’s Office, making a series of	Contingency Plans for the power plants
concerning emergency situations and for	professionals in the three government	commitments aimed at the environmental	which establish the actions to be taken in
proposing training and solutions to reduce	levels and in less than one hour in the	suitability of one of its main production	case of floods, fires, and invasions (social
damage.	case of radioactive accidents. This plan is	units, Phase B of the coal-fired Presidente	issues) in its facilities. Water Resource
(GRI SO10, GRI EU21)	tested periodically through drills in the	Médici thermal power plant. Eletrobras	Management prepares an Annual Flood
	presence of the National Nuclear Energy	holding has a supervisor role in this	Prevention Plan, which is approved by the
	Commission (CNEN) and of international	agreement.	ANA and the ANEEL and reviewed and
Eletrobras Eletronuclear	organizations, such as the International	Amended in 2013, the TAC aims at the	updated on an annual basis. The company
To reduce potential damage, Eletrobras	Atomic Energy Agency (AIEA).	environmental adequacy of Phase B, which	also has manuals for the control of floods
Eletronuclear has implemented the		the main objective is the implementation,	in the basins where it operates its main
Eletrobras Eletronuclear Foundation		until December, 2016, of a desulphurization	reservoirs.
for Medical Assistance (FEAM), which	Eletrobras CGTEE	system and abatement of particulate	Throughout 2013, the projects under
manages the Praia Brava Hospital and	Eletrobras CGTEE has implemented	material to adjust the concentration	construction adopted actions for commu-
five other medical centers (the Radio-	contingency plans that address natural	of sulphur dioxide (SO2) to the pattern	nication and environmental education
epidemiology Information Center,	disasters, environmental impacts, fires,	advocated in its operation license. It will	in the communities and for health and
the Mambucaba Medical Center, the	strikes, and image crises that involve	enable a reduction of 79% in emissions	safety for construction workers.
Mambucaba Park Medical Center,	the internal and external audiences and	of SO2. The investment is estimated in
the Itaorna Outpatient Clinic, and the	consider communities, areas of influence,	R$218,149,000.00.
Ionizing Radiation Medical Center), which	safety and rescue agencies, fire depart-	Due to the mentioned investment,
are responsible for serving employees	ments, and civil defense, as well as actions	CGTEE, from 2017 on, will generate an
and the community. In 2013, the FEAM	related to fire fighting, specifically the	annual revenue around R$300 million.
performed 2,127 surgeries, 3,295 hospi-	fire brigade. The community, authorities,
talizations, 190,639 laboratory tests,	and industrial customers are part of
and 42,073 radiology tests, and provided	the external audience included in the
15,503 non-emergency services and 65,911
emergency services.

120	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	121

Itaipu Binacional	Eletrobras Eletrosul	company’s operating units generates an	Eletrobras Distribuição Alagoas
Itaipu Binacional has a group that	With the purpose of providing emergency	Incident Notification Bulletin (BAO) that	For major incidents involving high-
manages the Emergency Action Plans,	service to remedy equipment failures,	describes, analyzes, and communicates	voltage systems, substations and
which is responsible for preparing and	each Eletrobras Eletrosul facility has its	the event to the other units.	lines, there are maneuver plans, with
updating action plans for the contin-	own Contingency Plan, in addition to	In the case of any incident at	which the operations area is familiar,
gencies identified and for coordinating	an app on Serv Notes Eletrosul, which	substations or power plants, there are	to restore power through grid and
drills and training procedures for these	publishes the Reports and Contingency	operation teams permanently on call	equipment automation. The community
plans. The community is engaged in the	Plans of its facilities. Concerning power	that can provide first aid and perform	is informed through communication
plans that concern them, such as flood	generation, all operation and maintenance	repairs in the shortest time possible. For	channels and industrial customers
control, which involves the Civil Defense	activities performed by Eletrosul are	incidents occurring outside its facilities,	through the Operations Center. For all
and the Port Authority, etc.	governed by internal regulations.	the company has a service plan to be	other customers who may contact the
		implemented after the area is analyzed.	company, the call center is prepared to
		Eletrobras Furnas has been developing	communicate the expected reestab-
Eletrobras Eletronorte	Eletrobras Furnas	various awareness actions to inform the	lishment of power.
A UHE Balbina possui sistema para The	Prevention and mitigation measures are	public about hazards involving electrical
Balbina Hydroelectric Plant has a system	systematically planned and conducted in	appliances, to provide clarification about
for restoring energy production through	all generation and transmission projects	activities that should not be developed in	Eletrobras Distribuição Acre
emergency generators in case of power	under the responsibility of Eletrobras	the rights of way of the transmission lines,	Eletrobras Distribuição Acre has a
outages. This type of installation is	Furnas. The implementation of Social	and to indicate the areas of the reservoir	contingency plan in place for the floods
foreseen in the National Operator of the	Communication Programs (PCS) and of	where fishing is prohibited. Since the	on the Acre River, which is the most
Electric System’s standards and procedures	Environmental Education Programs (PEA)	transmission system is constantly	significant risk in the concession area.
for the network, which conducts annual	in the areas enables the maintenance of	expanding, the Contingency Plans are	When power outages are caused by
practical restoration tests, pursuant to	continuous communication channels with	constantly evolving.	floods, the company is supported by
the regulations of each company. If there	society and the assessment of impacts.	Agreements with local city govern-	law enforcement agencies to enable
is a risk of incidents, communities are	Eletrobras Furnas is implementing	ments enable the expansion of health	service continuity. The flooded areas are
informed according to their area of occur-	Emergency Response Plans at its	and education services, the improvement	analyzed and, supported by this analysis,
rence (flood area) at least 20 days prior to	operating units in order to define	of sanitation systems, the provision	actions to restore services are carried
the date of the expected opening of the	responsibilities and effective procedures	of water and energy, and the increase	out based on the inspection of the entire
spillway. The main contingency measure	to be conducted in emergency situa-	of public security. Social and environ-	network of cables, meters, insulators, etc.
in the community is the opening of flood-	tions or to minimize harm to people, the	mental education lectures inform Furnas
gates, which is conducted according to	environment, and assets. Each operating	employees and outsourced construction
the climate influence and to operational	unit has its own Fire Brigade, which works	workers about methods to minimize
dispatch, with various means of communi-	as first responder in case of accidents and	impacts on the way of life of the
cation to inform residents about the water	contacts public authorities, if necessary	communities. Specific programs conduct
level while floodgates are open. Authorities	(fire departments, environmental	archeological surveys in the areas where
are notified about this plan and the possi-	agencies, etc.). These brigades are periodi-	there is direct intervention of the projects
bility of the opening of floodgates and	cally trained and their members are	and foster the appreciation and rescue of
about the measures taken to inform the	volunteer company employees.	local culture.
community. At the end of each event, all	The Response Plan for Emergencies
situations and the steps taken to prevent	Involving Transmission Lines defines the
its recurrence are assessed, with the partic-	nearest hospitals where victims should
ipation of the entire group involved.	be taken. Every incident registered at the

122	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	123

Resettlement		Generally, the population living in the
areas of the reservoirs of hydroelectric
plants are relocated more frequently,
and Eletrobras provides all the support
The studies conducted in the initial	The Environment Committee of	required, from the registration of the
planning and implementation phases of	the Eletrobras companies (see item	properties located along the river where
projects may uncover conflicts and issues,	Environmental Management System) has	the dam will be built to the social and	Projects and programs
such as the need to resettle populations.	active work groups, whose members are	economic documentation of the popula-
These issues may cause the layout of the	representatives of all companies and seek	tions affected. The amounts paid for
project to be reviewed.	to share experiences, hold discussions, and	compensation for lands, crops, buildings,
The “Relationship with Society”	advance in the update of the guidelines	and others are based on surveys that
principle, contained in the Eletrobras	pertaining to the resettlement of the	study values and asking prices in the
Environmental Policy, determines that	populations affected, to Indigenous issues,	area of the project.	More than merely a utility service
dialogue with the various social agents	and to environmental communication	Wind farms do not require popula-	provider, the Eletrobras companies
should occur from the very beginning	and education.	tions to be resettled, since wind turbines	recognize that they are also responsible
of project planning, identifying expecta-	The Social Communication Plan	and the other infrastructure associated	for improving the standard of living in
tions and needs. It also establishes that	establishes actions that include the imple-	with the operation of the project can be	the communities where their projects are
communication processes should be	mentation of local offices, enabling access	installed while individuals remain at	located. This commitment is formalized
implemented using language that is	to data and exchange of information	their locations.	in the Eletrobras’s Social Responsibility
appropriate for the audience to which	with communities to occur before the	(GRI EU20)	Guidelines. The company develops and
it is intended and that there should be	public hearings provided for by law. In		supports a number of social and cultural
continuous communication and clari-	order to provide information about the	In 2013, a total of 353 individuals were	projects and actions, including donations
fication of issues pertaining to energy	projects, local communication channels	resettled, 325 economically and 28 physi-	and public health campaigns. In 2013, the
and to social and environmental actions.	are used, such as newspapers and radio	cally. This resettlement occurred due to	Eletrobras companies donated a total of
Among the studies most commonly	stations, as well as meetings with the	the implementation of five transmission	R$136,360,961.73 in products, services, and
conducted, we highlight the Social and	community and company websites.	lines and new power plants. In the same	in kind.
Economic Registry, which identifies and	The Environmental Impact Assessment	period, Eletrobras Eletrosul, Furnas, and	(GRI SO1)	32. Eletrobras Eletronorte registered only compensa- tion paid to 117 properties in this period. For calculation purposes, we considered an average of four individuals per property.z
qualifies the population affected by the	is made available to the general public	holding) compensated 770 people and
projects.	in easily accessible locations, such	Eletrobras Eletronorte compensated 468[32] .	Learn more about some of the social
(GRI EU24)	as municipal libraries and city halls.	All of the cases were in connection with	and cultural projects and programs
	Eletrobras answers questions about its	the use of rights of way.	developed by the Eletrobras companies:
	projects through the Fale Conosco (Contact	(GRI EU22)
	us) channel, among others.		Rede Proteger

	(GRI EU19)		Itaipu Binacional and 40 other social
entities located in Foz do Iguaçu are the
Brazilian counterparts of Rede Proteger
(Protect Network), which promotes
and protects the rights of children and
adolescents, especially in terms of abuse
and sexual exploitation. Ciudad del Este
(Paraguay) and Puerto Iguazú (Argentina)
also participate.
124	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	125

Government
and public
policies
Trinational Campaign to Prevent the	O Mundo da Luz Multimedia kit	respectively, and extended and revised
Exploitation of Children and Adolescents	The efficient and safe use of energy	in 2011. In 2014 new versions are being
This initiative brings together Itaipu	and its impacts on lives, society, the	developed in order to submit proposals for	One of the principles of Eletrobras is to
Binacional, municipal departments of	environment, and citizenship are	the next three years.	operate in line with government authorities
social services and tourism, Rede Proteger,	the topics of this kit, which has been	The purpose is to benefit approximately	and branches, as a public utility, to support
and representatives of the governments of	developed in several schools and events	270 households, equivalent to 1080 people.	public policies that foster economic devel-
Ciudad del Este (Paraguay) and of Puerto	in the community since 2007. The digital	The planned investment for the period	opment and social well-being.
Iguazú (Argentina). TV show host Xuxa	material includes educational soap	was R$80,000 per year, per community,	(GRI SO5)
Meneghel was selected by the tri-national	operas that depict the daily activities of	totaling R$ 480,000.
work group to be the face of the campaign,	a family and the role of electricity in the	In the reviewed and expanded action	The Eletrobras companies support
and she will allow her image rights to	lives of these characters; it also includes	plan have been identified in Araçatiba five	important initiatives of the Federal
be used in the production of advertising	children’s games, Electropedia, and comic	demands focusing on health, education,	Government and manage programs and
materials such as billboards, bus doors,	books. Eletrobras Distribuidora Rondônia	infrastructure, youth, culture, local identity	sector funds that serve various areas of
videos, and others. It also includes training	introduced this kit to over 15,000 people	and community organization community,	the electric utilities sector. These programs
courses for tourism professionals. The	in a number of actions and fairs, events,	generating 29 initiatives. Retreat in four	seek to provide universal access to
action will be conducted on a permanent	and public buildings. The kit was also	focused demands on health, infrastructure,	electricity and to energy efficiency and to
basis in the three cities.	distributed to the individuals who visited	generation of employment and income,	foster the sustainable development of the
	Eletrobras’s booth at the international	community empowerment, identity and	country, namely the National Program for
	Rio+20 Conference.	culture, generated 27 initiatives.	the Conservation of Electricity (PROCEL),
Citizenship Promotion Campaign –		(GRI SO1)	the National Program for Universal
Power up			Access to and Use of Electricity (Luz para
Eletrobras Distribuição Acre provided	Regional Development Program		Todos), and the Alternative Energy Source
services to the community, replacing light	Since its creation, Eletrobras Furnas has	Eletrosul Open House Program	Incentive Program (PROINFA), among
bulbs, offering tips on safety and efficient	already implemented 14 Integration	Developed by Eletrobras Eletrosul, this	others.
energy consumption, enrolling customers	Center projects in various communities,	project develops an educational program	(GRI EC8, GRI EC9, GRI EU7, GRI EU23)
in the Social Tariff program performing	such as quilombolas, rural settlements,	aimed at children between 10 and 11 years
rapid blood tests and blood pressure tests,	and dumps in the states of Rio de Janeiro,	old and is conducted on the company’s
and monitoring for the Bolsa Família	Espírito Santo, Minas Gerais, Mato Grosso,	premises, with the purpose of informing	National Program for the
(Family Allowance) Program.	and Goiás. Moreover, ten projects were	and discussing social, economic, ecologic,	Conservation of Electricity (PROCEL)
	funded, 14 participatory social diagnoses	and energy saving aspects, approaching	The PROCEL fosters the efficient use of
	were developed, and ten community	the benefits and risks of electricity. In 2013,	energy and the prevention of its waste.
Rádio Se Liga Aí program	development action plans were consoli-	a total of 204 schools and 11,838 children	Coordinated by the Ministry of Mines and
In 2013, Eletrobras Distribuição Rondônia	dated. Finally, seven community forums	participated in the program in the states	Energy, Eletrobras offers technical and
ran an advertising campaign called Se	were created to function as privileged	of Santa Catarina, Paraná, Mato Grosso do	financial support to these actions. Since
Liga Aí, composed of 26 one-minute spots	spaces for the discussion and planning	Sul, and Rio Grande do Sul.	its implementation in 1985, the results
about various topics on the main radio	of the actions to be implemented in		obtained have enabled the postponement
stations in the state, offering information	the region. In total, over 29,000 people		of investments in the electric utilities
on the safe and efficient use of electricity.	benefit from the actions developed by this		sector, a decrease in the emissions of
	program.		carbon dioxide equivalent, and incentives
	In 2005 and 2006 were drawn up		for the technological development of
	the plans of action of Quilombola		energy-efficient equipment.
	Communities Retiro and Araçatiba,		(GRI EC9, GRI EU7)

126	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	127

In 2013, Eletrobras PROCEL contributed
to saving over 9.744 million megawatts-
hour (MWh), which represents R$1,052.23
million and which is equivalent to the
annual consumption of approximately
five million households. Additionally,
it prevented the emission of 935,000
tCO2eq, which corresponds to the annual
emissions of 321,000 vehicles. PROCEL was
shortlisted in the Green Project Awards
Brazil in the Mobilization Initiative and
Product or Service categories.
The National Program for the
Conservation of Electricity (PROCEL)
operates in various fronts:
• Municipal Energy Management Program
(PROCEL GEM)
• Program for Energy Efficiency in Public
Lighting and Traffic Lights (PROCEL Reluz)
• Program for Energy Efficiency in
Environmental Sanitation
(PROCEL Sanear)
• Program for Energy Efficiency in Buildings
(PROCEL Edifica)
• Program for Energy Efficiency in Public
Buildings (PROCEL EPP)
• Program for Energy Efficiency in Industries
(PROCEL Indústria)
• PROCEL Education
• National Center for Energy Efficiency
Information (PROCEL Info)
• PROCEL Eletrobras Seal
• Eletrobras PROCEL Solar Network	Luz Para Todos
The National Program for Universal Access
To and Use Of Electricity – Luz Para Todos
(LPT – Light for All), institutionalized in
2003, aims to provide, by 2014, electricity
to the Brazilian rural population who
still does not have access to this utility.
LPT offers solutions for the use of energy
as a tool for the social and economic
development of low-income communities,
contributing to reducing poverty and
increasing family income, in addition to
helping retain families in rural areas by
improving the quality of life.
(GRI EU23, GRI EC9)
Access to electricity facilitates the
integration of health, education, water
supply, and sanitation services and acts
as a driver of the social programs of the
Federal Government. The program also
provides for the free installation of up to
three ceiling light boxes (one per room),
two power outlets, conduits, light bulbs,
and other materials necessary.
The initiatives of this program are prior-
itized to serve the communities assisted
by the Citizenship Territory Program or
the Brazil Without Extreme Poverty Plan;
rural settlements; Indigenous settlements
and quilombolas; communities located
within extractive reserves; communities
located within the area of influence of
energy generation or transmission devel-
opments, for which the company is not
responsible; schools; health centers; and
community water wells.

128	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	129

The resources required are provided	In 2013, a total of 87,300 new customer	Eletrobras has entered into 18 contracts
by the Federal Government through the	accounts were connected to the grid,	related to Special Projects with the			The Ministry of Mines and Energy
Energy Development Account (CDE), the	totaling 3.1 million connections since	Enabling Agents, using resources from the			estimates that the National Program
Global Reversal Reserve (RGR), or Caixa	2004 and corresponding to the benefit	CDE, in the amount of R$7.61 million, and			for Universal Access To and Use
Econômica Federal; by the state govern-	of 15 million people in the Brazilian rural	aiming at serving 377 customer accounts			Of Electricity will generate over
ments involved; and by the Enabling	area. Considering the commitments	via decentralized energy generation,			460,000 direct and indirect jobs.
Agents (concessionaires, licensed	made between the Enabling Agents,	using renewable energy sources and
distribution companies, and rural electri-	Eletrobras, and the state governments,	the construction of small sections of
fication cooperatives).	98% of the goal established for the end of	distribution lines (mini-grids). Of this
In various cases, the provision of	2013 was achieved.	total, at the end of 2013, the connection
service is subject to the execution of	Considering only the commitments	of 328 customer accounts to the grid was
projects that require specific conditions,	made between the Enabling Agents and	attested by physical inspections.
since the locations to be served are far	Eletrobras, 10,542 projects of the National
from existing energy distribution lines,	Program for Universal Access To and Use
are geographically isolated, and are	Of Electricity were registered in the Project
generally in areas with low population	Management System, totaling 490,368
density. Preliminary estimates predict a	projects since 2004. This total has resulted
demand for approximately 250,000 proce-	in 2.6 million new connections, which	Since 2004, a total of R$12.6 billion
dures under these conditions.	correspond to 90% of the connections	(funded by CDE and RGR) was released,
Thus, to complement the Work Programs	contracted between the Enabling Agents	from a total contracted amount of R$15.8
that predominantly use traditional distri-	and Eletrobras, as well as in the following:	billion; that is, 80% of the total resources
bution networks, the so-called Special		contracted.
Projects were created in 2009 focusing on	• The connection of customer accounts to
sustainably providing service to geographi-	the grid in the rural area, in 5,427 munici-	SECTOR-SPECIFIC RESOURCES, BY REGION, BY DECEMBER 31, 2013
cally isolated populations and prioritizing	palities in Brazil	(in R$ millions)
the use of renewable energy sources.	• The construction of 671,904 km of high-			Contracted				Released
The investments forecast for the imple-	and low-voltage networks	REGION	CDE*	RGR**	CDE+RGR	CDE	RGR	CDE+RGR
mentation of the National Program for	• The implementation of 6.97 million poles	North	3,793.3	318.3	4,111.6	2,748.2	284.3	3,032.5
Universal Access To and Use Of Electricity,	• The installation of 1,001,893 transformers	Northeast	6,501.7	942.2	7,443.9	5,201.2	837.4	6,038.6
by the end of 2013, totaled R$21.9 billion, of	• The installation of 2,108 photovoltaic	Midwest	788.4	589.8	1,378.1	690.8	527.0	1,217.8
which R$15.8 billion (72%) refers to sector-	systems	Southeast	858.1	1,174.5	2,032.6	728.3	943.0	1,671.3
specific resources managed by Eletrobras		South	340.6	511.9	852.5	268.5	387.3	655.8
(CDE) and RGR).		Brazil	12,282.1	3,536.7	15,818.8	9,637.0	2,978.9	12,615.9
*Energy Development Account
**Global Reversal Reserve

130	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013					131

Number of connections

as of December 31, 2013

Eletrobras Agreements

Registry LPT System + Special Projects Inspected

BRAZIL
2.614.041 CONNECTIONS

NORTH
475.346
CONNECTIONS
NORTHEAST
1.348.112
CONNECTIONS
MIDWEST
189.208
CONNECTIONS
KEY
CONNECTIONS IN THE STATE
up to 25,000
25,001 < 50,000e
50,001 < 75,000
75,001 < 100,000
100,001 < 200,000
over 200,000
SOUTHEAST
420.264
CONNECTIONS
SOUTH
181.111
CONNECTIONS

INTERNATIONAL TECHNICAL COOPERATION
AGREEMENT TO ASSIST REMOTE REGIONS
In order to support distribution companies in the provision
of services to remote areas with systems that use renewable
energy sources and to foster the social inclusion of the
rural population of Brazil, Eletrobras maintains a technical cooperation project with the Inter-American Institute for
Cooperation on Agriculture (IICA). Through this cooper-
ation project, computer tools are developed to manage
rural electrification projects, training is offered at the
concessionaires, and studies about management models
of energy provision contracts are conducted, thus joining
efforts to develop and integrate actions to plan, develop,
and evaluate projects for decentralized energy generation
systems for universal access to electricity.
(GRI EU23)

133

Human Rights					CUTTING-EDGE SUPPLIER
HIRING METHOD
Eletrobras understands that all
suppliers involved in labor-intensive
contracts are critical in relation to
sustainability factors, considering
that they are at significant risk for
incidents of child, forced, or forced
labor and for incidents of other
The Eletrobras companies address human	training in the organization’s policies			CLAUSES	human rights or labor violations.
rights topics in the studies conducted	and procedures on the topic, whether			In 2013, all contracts (100%) included	Hence, of the 127 significant
for the implementation of new develop-	at UNISE or through various lectures. In			human rights clauses. However, Eletrobras	suppliers of Eletrobras holding,
ments and take measures to prevent their	these companies, 15.9% of the employees			still does not have a formal mechanism	100% included human rights
violation in the locations where they	were trained in human rights policies and			for monitoring these contract clauses.	clauses in their contracts.
operate.	procedures, totaling 27,614 hours.			(GRI HR1)	(GRI HR2)
All companies raise awareness among	At Eletrobras Chesf, in 2013, the number
their employees and other stakeholders	of training hours on human rights grew
through campaigns and events. In order	by 300%, training 2,071 employees, an
to reinforce these issues, employees of	increase of 191.7% in relation to 2012.
the Eletrobras companies receive formal	(GRI HR3)

TOTAL NUMBER OF HOURS OF EMPLOYEE TRAINING ON POLICIES AND PROCEDURES CONCERNING ASPECTS OF HUMAN RIGHTS THAT ARE RELEVANT TO OPERATIONS, INCLUDING THE PERCENTAGE OF EMPLOYEES TRAINED

REMEDIATION
In 2013, a total of 126 grievances related
(GRI HR3)					to human rights and discrimination were
		2013	2012		filed, of which 116 were resolved, and
Number of employees who have received formal training in the organization’s policies and procedures on		3,820	1,372		10 were pending. Of these grievances,
human rights issues					59 (46.8%) were filed by external stake-
Total number of hours of employee training on policies and procedures concerning aspects of human rights		109,442	27,614		holders. Of the 116 grievances resolved,
Percentage of employees trained in human rights		15.9%	11.0%		only
In 2013, data includes all companies, except Eletropar.					14 were upheld, of which 12 related to
In 2012, data includes Eletrobras Distribuição Acre, Chesf, Eletronorte, Eletrobras holding, and Itaipu Binacional.
This indicator was not reported in 2011.					discrimination and 2 to human rights.
(GRI HR11)

134		Eletrobras		ANNUAL AND SUSTAINABILITY REPORT 2013	135

Serra da Mesa Lake, Uruaçu, Goiás.

ENVIRON-MENTAL PERFORMANCE

ENERGY FOR CONTINUED GROWTH_**138**

ENVIRONMENTAL MANAGEMENT SYSTEM_**138**

ENERGY_**140**

ENERGY EFFICIENCY_**142**

WATER AND WASTEWATER_**145**

BIODIVERSITY_**148**

CLIMATE CHANGE_**153**

EMISSIONS_**154**

WASTE_**160**

SPILLS_**162**

ENVIRONMENTAL INVESTMENTS AND SPENDING_**164**

PROJECTS AND PROGRAMS_**165**

137

Energy for continued growth

To responsibly generate, transmit, and
distribute energy, causing minimum
interference on the environment and on
the surrounding areas where it operates:
this is Eletrobras’s environmental strategy.
It implies an organic interaction with the
multiple aspects of its businesses and
with the method with which it interacts
with the environment and puts into
practice sustainable development.

Environmental issues are present
in all the company’s corporate policies,
whether Environmental, Sustainability,
Energy Efficiency, Water Resources, Risk or
Research Management, or Development
and Innovation, in addition to being part
of the Code of Ethics of the Eletrobras
companies.

In order to leverage synergy between
corporate sustainability practices and the
management, business, and relationship
strategy, Eletrobras’s Environmental Policy
is enforced in all companies in order to
reduce the possibility of risks, taking into
account the legislation and the corporate
decision-making process.

All the aforementioned corporate policies can be viewed
and downloaded at www.eletrobras.com/elb/data/
Pages/LUMISD76CB1BBPTBRIE.htm

		ENVIRONMENTAL POLICY	ENVIRONMENT COMMITTEE (SCMA)

Eletrobras’s Environmental Policy
addresses diversity in its business
segments – generation, transmission,
and distribution – and in its generation
sources – water, nuclear, thermal, and
wind power. In May 2013, the new version
of this policy was approved and its major
innovation was the incorporation of
five guidelines, which seek to provide
the operational dimension required for
the companies’ daily environmental
management practices.

These guidelines refer to biodiverisity,
to environmental communication, to
environmental education, to the social,
environmental, and asset management
of reservoirs, and to climate change;
the latter derives from the Statement
of Commitment approved in 2012,
which aims to meet strategic corporate
objectives.

The technical and institutional body that
discusses practices and defines common
guidelines for addressing the social and
environmental issues of the Eletrobras
companies, the SCMA is a joint committee
composed of the managers of the
environmental areas of the companies.
It convenes at least three times a year.
It also includes 11 work groups and
three temporary committees, which are
composed of experts from the technical
			teams of the companies.
	Environmental Management System

Eletrobras’s Environmental Management
System enables the monitoring of
environmental actions in all companies
of the system and is based on three core
elements: the Environmental Policy, the
Environment Committee, and the System
of Indicators for Corporate Sustainability
Management (IGS System).
	(GRI 3.9)		SYSTEM OF INDICATORS FOR CORPORATE SUSTAINABILITY (IGS SYSTEM) MANAGEMENT
Since 2010, this important strategic
management tool has been monitoring
environmental sustainability indicators
based on the analysis of variables
collected from various areas of the
Eletrobras companies. Currently, the
system is being expanded to cover the
social, economic, and financial dimensions
as well. In the environmental dimension,
the IGS System monitors topics such as
water, energy, waste, biodiversity,
voluntary actions, and legal compliance in
173 performance indicators[33].	33. All these indicators
have coverage of more
than 75% of net operating
revenues, with the exception
of waste that have coverage
between 50 and 60%.
However, for nuclear waste,
the coverage is 100%. The
coverage of these indicators
is reported publicly on the
Eletrobras site, available
at: http://www.eletrobras.
com/elb/data/Pages/
			LUMISA3F7EF0EPTBRIE.htm

138	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	139

Energy

Eletrobras is committed to the mainte-
nance of the environment and to the
sustainability of the business; therefore,
it develops conservation and efficiency
improvement actions and projects,
whether internally or in the communities
where it operates.

DIRECT ENERGY
CONSUMPTION

Consumption of direct renewable
energy (ethanol and biodiesel) and
non-renewable energy (gasoline, natural
gas, liquefied petroleum gas, diesel fuel,
etc.) occurs through the use of equipment
and machinery, the operation of thermo-
electric power plants, the use of the fleet
of vehicles, and other operations. This
consumption is monitored by the IGS
System, which allows for the identifi-
cation of variations and the establishment
of actions to control them.
In 2013, direct energy consumption
totaled approximately 250 million
gigajoules (GJ), an increase compared with
the previous year (217.6 million GJ) due to
the increased use of thermoelectric power
plants by the National Operator of the
Electric System (ONS).
Regarding consumption of uranium,
Eletrobras Eletronuclear registered a
drop of 8.3% in 2013, particularly due to
a scheduled shutdown to replace the lid
of the reactor at Angra 1, which caused a
longer shutdown at the plant.
Consumption of gasoline decreased by
42.2%. This reduction was caused by the
initiatives implemented by Eletrobras to
comply with the guidelines established for
decreasing greenhouse gas emissions (GEE)
(GRI EN3)

INDIRECT ENERGY
CONSUMPTION

Indirect energy refers to energy consumed
through intermediate sources; that is,
energy consumed as electricity. In 2013,
a total of 2.2 million MWh of energy (7.9
million GJ) were consumed in the admin-
istrative and production processes of the
Eletrobras companies.
Consumption of energy in adminis-
trative activities increased in 2013 because
of the improved data coverage, which now
considers two new variables: stand-alone
systems and self-generation. Moreover, the
total energy consumed in the reporting
period rose by approximately 24% due to
the inclusion of the electricity consumed
at the substations of Eletrobras Amazonas
Energia, Chesf, Eletronorte, and Eletrosul,
which was not reported in previous years.
(GRI EN4)

140	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	141

ENERGY EFFICIENCY IN THE
Energy efficiency		LIGHTING OF THE TIJUCO
PRETO SUBSTATION
The studies conducted for the
optimization of the lighting at the
yard of the Tijuco Preto substation,
		at Eletrobras Furnas, through the	Eletrobras also strives to reduce its
The Integrated Energy Efficiency		use of a light flow control system	indirect energy consumption. Hence, it
Committee of the Eletrobras System	The CIEESE, in conjunction with the	reduced energy consumption	invests in mobility solutions, such as the
(CIEESE) is coordinated by the Eletrobras	reduction goals established, stimulated	and light flow by 28% and 32%,	use of videoconferencing to decrease the
holding and formed by representatives	companies to develop specific actions and	respectively, enabling annual	need for business trips. Furthermore, the
of the companies, who hold periodic	projects to decrease energy consumption.	savings in energy consumption and	Eletrobras companies have implemented
meetings for the improvement of	Itaipu Binacional, for example, upgraded	maintenance, increasing the life	various initiatives, such as Eletrobras
processes and the preparation and	its refrigeration equipment, installed	cycle of bulbs. The reduced light flow	Distribuição Rondônia and Eletrobras
monitoring of action plans, pursuant	thermal insulation in buildings, and	does not interfere with the regular	Eletrosul, which improved logistics in their
to the competencies developed by each	replaced the light bulbs in the offices of	activities and it is not perceptible to	administrative headquarters.
company.	the power plant with more cost-effective	operators.	(GRI EN7)
The CIEESE was responsible for	ones. Eletrobras Furnas also retrofitted its	The study is highly replicable,
preparing the new energy efficiency	HVAC and lighting systems.	considering that the Eletrobras
policy, published in December 2012. In	In the distribution segment, we	companies have 257 substations in	ENERGY SAVED
2013, CIEESE discussed with companies	highlight the Conscious Consumption	their transmission system. Its imple-	(GRI EN5)	MWh	GJ
their respective projects, the actions of the	Project, which provides information	mentation in this complex would	Conversion and retrofitting
Internal Energy Conservation Committees	about the importance of the rational use	enable a reduction of 20,261.9 MWh	of equipment	22,753.9	81,914.1
(CICEs), in addition to energy efficiency	of energy to employees. The campaign	in annual energy consumption. This	Changes in employee
indicators, and the implementation of	stimulates employees to turn off	study, however, does not consider	habits	7,698.2	27,713.6
the ISO 50001 standard in the Eletrobras	equipment and lights during their breaks	the substations of the distribution	Total	30,452.1	109,627.7
companies.	and when they are away from their	system or the step-up substations of	In 2013, data does not include the following companies:
Eletrobras CGTEE, Distribuição Acre, Distribuição Alagoas,
Distribuição Piauí and Eletronuclear / In 2013, no energy
was saved due to process redesign.
At Eletrobras holding, the CICE imple-	workstations.	power plants.
mented a number of actions to reduce	(GRI EN5)	(GRI EN5)
energy consumption, such as the planning
for the energizing and de-energizing of
loads, the standardization of the purchase
of energy-efficient equipment, the imple-
mentation of programs to raise awareness
of employees and contractors, and the
creation of a space for CICE on the intranet.
By the end of 2013, there was a reduction
of 6.77% in the consumption of energy
in relation to 2012, which is equivalent to
an energy savings of 414,007 kWh and
exceeds the goal of 5%.
(GRI EN5)

142	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	143

EFFICIENT CONSUMPTION
AT ELETROBRAS ELETROSUL
The unit of the Maintenance Sector
of Campos Novos (SC) was projected
to comply with energy efficiency
and rational water consumption
concepts, among others. It is
estimated that it will reduce its
energy consumption by 50% in
relation to traditional construction
methods.
The building was awarded the
National Energy Conservation Seal
(ENCE), with the highest energy
efficiency rating, according to the
Inspecting Organization for Energy
Efficiency in Buildings, of the CERTI
Foundation. Among its differentials,
we highlight the use of split inverter
air conditioners, efficient lighting
based on tubular lamps, natural
light and rainwater harvesting, solar
water heaters, and the treatment
of wastewater through a wetland
septic system. The consumption
measurements conducted between
November 2012 and August 2013
resulted in an average monthly
consumption of 1,136 kWh/month.
Hence, we expect energy savings on
the order of 13.6 MWh/year.

foto: Hermínio Nunes/Eletrobras Eletrosul

  Among the initiatives for the provision
of efficient products and services, we
highlight the projects of the Eletrobras
Agent. In 2013, these projects enabled:
• 168,660 visits of the Eletrobras Agent [36]
• The replacement of 207,621 bulbs
• The replacement of 18,179 refrigerators
Energy savings achieved by these
projects represented approximately
27,000 MWh/year.
(GRI EC8, GRI EN6, GRI EU7)

  We also highlight the educational
projects developed by Eletrobras
Distribuição Alagoas, Distribuição Piauí,
and Distribuição Rondônia. They are
developed pursuant to the “PROCEL in
Schools” methodology and their main
objective is the training of teachers and
students in the safe and efficient use of
energy. In 2013, the projects visited 272
schools and raised awareness for 113,197
students.

36. The project is called
“EletrobrasAgent”at
Eletrobras Amazonas
Energia, Distribuição
Alagoas, Distribuição Piauí,
Distribuição Roraima.
and
At Eletrobras Distribuição
Acre, it is called “Eletrobras
intheCommunity”and
at Distribuição Rondônia,
	“EfficientCommunity.”
		Water and wastewaters

Total water consumption of the Eletrobras
companies is broken down into admin-
istrative use (consumption of employees
in company facilities) and production use
(such as the cooling of equipment used in
thermoelectric plants), both of which are
measured by the IGS System. Their total
volume, in 2013, was 13,902,072.2 m³; that
is, approximately 4.4 million m³ and 9.5
million m³, respectively.
		(GRI EN8)

		WATER WITHDRAWAL FOR ADMINISTRATIVE USE
		by source, in m3				37. Data for groundwater in 2012 was reviewed and updated from 743,939.12 m³ to 129,779.12 m³. 38. Data for the supply network in 2012 was reviewed and updated from 932.814.32 m³ to 517,274.32 m³.
		(GRI EN8)
			2013	2012	2011
		Surface water*	3,621,391.5	4,166,361.7	N/Av

		Groundwater**	199,109.3	129,779.1[37]	N/Av

		Supply network***	581,610.1	517,274.3[38]	1,000,738.2

		Total	4,402,110.9	4,813,415.1	1,000,738.2

		* In 2012, data includes Eletrobras Distribuição Rondônia, Eletronorte, Furnas, and Itaipu Binacional.
		*In 2013, data includes Eletrobras Amazonas Energia, Eletronorte, Eletrosul, Furnas, and Itaipu Binacional.
		**In 2012, data includes Eletrobras Distribuição Piauí, Eletronorte, Eletrobras Furnas, and Itaipu
		Binacional.
		**In 2013, data includes Eletrobras Amazonas Energia, Eletronorte, Eletrosul, Furnas and Itaipu Binacional.
		***In 2012, data does not include Eletrobras Amazonas Energia and Distribuição Roraima.
		***In 2013, data includes all companies.
		N/Av: data not available.

		WATER WITHDRAWAL FOR THERMOELECTRIC
		PRODUCTION
		by source, in m3

		(GRI EN8)
			2013	2012	2011
		Surface water*	9,495,785.2	9,048,822.0	978,372.0
		Groundwater**	4,176.0	N/Av	N/Av
		Supply network***	0.0	2,293.0	57,901.1
		Total	9,499,961.2	9,051,115.0	1,036,273.1
		*In 2012, data includes Eletrobras CGTEE, Eletronorte, Eletronuclear, and Furnas.
		*In 2013, data includes Eletrobras Amazonas Energia, CGTEE, Eletronorte, Eletronuclear, and Furnas.
		**In 2013, data includes Eletrobras Eletronorte.
		***In 2012, data includes Eletrobras Eletronorte.
		N/Av: data not available.
144	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013			145

WATER CONSUMPTION
The Eletrobras companies achieved
savings of approximately 2% of the
total volume of water withdrawn. This
drop occurred mainly in administrative
processes, due to recycling, conscious
consumption campaigns for employees,
and the periodic maintenance of distri-
bution networks to avoid leakages.
Water used by hydroelectric power
plants in the generation of electricity
is excluded from the consumption
because it is returned to the bodies of
water from which it is withdrawn; thus,
it is not included in this value. Likewise,
seawater used by Eletrobras Eletronuclear
(approximately 3,186 million m³) to cool
the secondary system of the Angra 1 and	2 nuclear power plants is not consumed;
that is, it is fully returned to the sea at
Saco Piraquara de Fora, with a slight rise
in its temperature, which is constantly
monitored to comply with the standards
established by law and to avoid any
impact on the aquatic wildlife.
(GRI EN8)
The Eletrobras companies are members
of basin councils and committees,
reaffirming their commitment to water
resource management.	REUSE
In 2013, approximately 530,000 m³ of
water[39] were reused, most from rainwater
harvesting, which represented 3.8% of
the total volume of water used by the
Eletrobras companies. Of this total, 92.6%
was used in administrative processes,
such as the washing of vehicles, irrigation,
and the cleaning of administrative spaces,
sidewalks, parts, and machinery.
(GRI EN10)	WASTEWATER
Wastewater generated by the production
process is treated pursuant to the quality
standards required by law before being
discharged into bodies of water. According
to the information registered into the IGS
System by the companies, in 2013 this
programmed discharge totaled approxi-
mately 5.7 million m³. Of this total, 41.4%
was derived from the production process
of the Eletrobras companies[40].
Discharge from administrative
processes[41] totaled 3,493,264.97 m³, of
which 100% was treated.
				(GRI EN21)	39. This value includes
					Eletrobras Eletronorte,
					Eletronuclear, Eletrosul,
					Furnas, and Itaipu Binacional.
					40. Note that the water
					discharged by Eletrobras
					organization. is not used by another
					41. The volume of discharge
					from administrative
					processes was calculated
					based on the NBR 7229
					standard, which considers
					that 80% of the water for
					human consumption is
					discharged.

PARTICIPATION IN BASIN COUNCILS AND COMMITTEES				TOTAL WATER DISCHARGE IN THE PRODUCTION PROCESS
(GRI 4.13)
				BY DESTINATION, IN 2013
COMPANY	PARTICIPATION			(GRI EN21)
Eletrobras CGTEE	Member of the Jacuí River Basins Committee.
Eletrobras Eletronorte	Has one representative in the State Water Resource Council, in Amapá.			DESTINATION	Volume in m3

				Rivers	2,211,257
Eletrobras Eletronuclear	Full member of the Committee of the Watershed of the Ilha Grande Bay: CBH-BIG in the “Users” segment and member of the Collegiate Board			Sea	257,756
				Lakes	2,500
	Full member of the State Water Resource Council of Rio de Janeiro: CERHI-RJ, in the “Users” segment			Total	2,471,513
	Full member of the Technical Chamber for the Integration of Management of Watersheds, Estuarine Systems, and Coastal Zone: CTCOST – of the National Water Resource Council – CNRH, representing the segment of Concessionaires and Companies Authorized to Generate Electricity			In 2013, data includes Eletrobras CGTEE, Eletronorte, Eletronuclear, and Furnas.

	Participates in the Thematic Chamber of Water: CTÁgua - of the Brazilian Business Council for Sustainable Development - CEDBS			TOTAL WATER DISCHARGE IN THE PRODUCTION PROCESS
Eletrobras Furnas	Representatives in the Basin Committees of the Guandu, Grande, Paranaíba, Paraíba do Sul, Ceivap, Entorno Furnas, Médio Grande, Baixo Grande, Alto Paranaíba, and Preto/Paraibuna rivers.			BY QUALITY, IN 2013
				(GRI EN21)
Itaipu Binacional	The company participates in Micro-basin Management Committees, in 29 municipalities in the region, in connection with the Good Water Cultivation program.			TREATMENT	Volume in m3

				Treated wastewater	2,269,085
				Wastewater not requiring treatment	202,428
				Uncategorized wastewater	0
				Total	2,471,513
				In 2013, data includes Eletrobras CGTEE, Eletronorte, Eletronuclear, and Furnas.

	146	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	147

Biodiversity

In 2013, Eletrobras’s Environmental
Policy incorporated specific biodiversity
guidelines. The IGS System has been
continuously expanding the indicators
and variables aimed at biodiversity
management. In 2013, a specific module
for managing protected areas was imple-
mented with the support of the Eletrobras
companies.
(GRI EN14)

BIODIVERSITY MANAGEMENT
The most significant impacts on biodi-
versity during the implementation and
operation of the developments are the
loss of diversity in flora and wildlife, loss
of plant coverage and of natural habitats,
and alterations in ecosystems. For each
impact, we identify the respective
mitigation, control, or compensation
measures that enable the use of the
best techniques in environmental
control and monitoring, pursuant to the
environmental laws in effect and to the
principles and guidelines of the Eletrobras
Environmental Policy.
(GRI 1.2, GRI EN12)

  In all its projects, the Eletrobras
companies identify and monitor the
impacts of the activities on biodiversity
according to magnitude, relevance,
extent, and reversibility. The studies
are conducted with the purpose of
examining the areas intended for the
projects, of identifying potential damage
from the installation and operation of
the developments, and of proposing
mitigation and compensation actions.

Bodies of water and vegetation in the
areas of the developments are monitored
in order to determine their environ-
mental quality and the recovery of the
affected areas.
(GRI EN14)

  The studies use as reference the
state and national lists of endangered
species, such as the Brazilian Red Book
of Endangered Wildlife and the Brazilian
Red List of Endangered Plant Species,
made available by the Ministry of the
Environment, the international list
issued by the International Union for
Conservation of Nature (IUCN), and
the Convention on International Trade
in Endangered Species of Wild Fauna
(CITES). Endangered species identified are
included in specific programs.
  Below, we describe some of the
potential impacts on biodiversity, broken
down by activity and type of project, the
actions/programs, and the respective
actions proposed and implemented by the
Eletrobras companies.

NATUREZA DOCE PROJECT
The stingless bee project is a
voluntary initiative implemented by
Eletrobras Furnas to compensate the
operation of eleven transmission
lines that cross the Pedra Branca
State Park (PEPB), a protected area of
12,500 hectares, which is considered
the largest urban forest in the world.
Support provided by the company
enabled the conservation of bees
native to the Atlantic Rainforest, a
key species for the protection of the
local ecosystem.
(GRI EN14)

CARE AND NEW LIFE
Eletrobras Amazonas Energia
maintained birds, mammals, reptiles,
and fish in especially adapted
enclosures for their recovery. When
they are at the perfect weight and
health condition, they are released
back into the areas where they live
and reproduce. In 2013, a total of
108 birds and 67 mammals were
reintegrated into their natural
habitats. In addition, approximately
24,000 turtle hatchlings were
released into the Uatumã River,
upstream of the Balbina dam, in the
Uatumã Sustainable Development
Reservation (AM).
(GRI EN14)

foto: Jorge Coelho/Arquivo Eletrobras

148	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	149

ENVIRONMENTAL IMPACTS PER PROJECT
(GRI EN12)

Possible direct impacts	Possible indirect impacts	Activity	Type of project	Examples of actions/programs	Examples of actions/programs developed by the Eletrobras companies	42. FIFAstandardsoccerfield dimensions (L x W): 120m	In 2013, Eletrobras joined efforts with
Eletrobras Cepel in the preparation of the
Protected Area Module of the IGS System
to create an environment in which the
Eletrobras companies can organize infor-
mation about the actions and resources
related to impacts or voluntary actions in
environmental protection areas
(GRI EN13)

PROTECTION AND
MONITORING
The Eletrobras companies maintain
environmental control, monitoring, and
recovery programs that aim to mitigate
the impacts related to the implemen-
tation and operation of its projects. In 2013
alone, the company recovered an area of
1,160.22 km², the equivalent of approxi-
mately 108 soccer fields[42], and voluntarily
planted 204,148 tree seedlings of various
species. Furthermore, the company also
voluntarily recovered approximately
5,000 km² of degraded areas.
In the same period, ten new wildlife
monitoring programs submitted to
environmental agencies by the Eletrobras
companies were approved, totaling 12
developments with programs in place.
Furthermore, special techniques to
protect biodiversity were implemented
in 2,986.59 km of transmission and
distribution lines, such as the elevation of
transmission towers to cause less impact
on the vegetation and the installation of
signaling equipment to guide migratory
birds.
(GRI EN13)

  In 2013, the Eletrobras companies had
a total of 55 Voluntary Programs for the
Protection of Biodiversity. As of this year,
Eletrobras supported 162 protected areas,
which total approximately 190,108 km²,
among conservation units, Indigenous
territories, and archaeological sites.
Additionally, R$10 million was invested
in these protected areas in the same
period. The company allocated R$1.7
million to voluntary actions, including
riparian reforestation and environmental
education projects.

Changes in water quality	Impact on wildlife and flora	Generation	Hydroelectric power plants Thermonuclear power plants	Limnological and water quality monitoring Program	Limnological and water quality monitoring Program – Eletrobras Furnas Seawater temperature monitoring program – Eletrobras Eletronuclear
Loss of plant coverage	Fragmentation and edge effects Impact on wildlife	Generation Trans- mission	Hydroelectric power plants Wind farms Transmission and distribution lines	Programs for the recovery of degraded areas	Reforestation program – Itaipu Binacional Program for the recovery of degraded areas – Eletrobras Eletronorte Production of seedlings for reforestation actions – Eletrobras Furnas

ZERO IMPACT
Eletrobras Eletronuclear maintains a special team of biolo-
gists, physicists, and chemists that conducts permanent
monitoring and environmental audit programs. The
company collects samples of seawater, rainwater, surface
water, beach sand, algae, fish, milk, pasture, and air,
which are then compared with the data obtained before
the Angra 1 and Angra 2 power plants started operating.
These studies allow for comparison to assess whether the
operation of the units has been producing any significant
impact on the environment.

foto: Divulgação Eletrobras Eletronuclear

The results obtained are disclosed in monthly, biannual, and annual reports. These reports are sent to the inspection and licensing agencies (INEA, IBAMA, and CNEN), which analyze
whether the values meet the regulatory criteria. The results do not indicate significant impacts on the environment
and, in over 25 years of operation, the power plants have
not posed any threat or contributed to the extinction of any animal or plant species.
(GRI EN14)

Changes to habitats	Changes in wildlife and flora communities	Generation Trans- mission	Hydroelectric power plants Thermoelectric power plants Transmission lines	Support for protected areas and environmental compensation Biodiversity conservation program Wildlife and flora monitoring program	Marine wildlife and flora monitoring program – Eletrobras Eletronuclear Wildlife study program – Eletrobras Furnas Biodiversity corridor – Itaipu Binacional
Impact on wildlife and flora	Changes in ecologic processes	Generation Trans- mission	Hydroelectric power plants Thermoelectric power plants Wind farms Transmission lines	Programs for the recovery of degraded areas Biodiversity conservation program Wildlife and flora monitoring program

Maintenance of biological reserves
and refuges – Itaipu Binacional

Nosso Patrimônio Biodiversity
Program – Itaipu Binacional

Chelonians of Uatumã Program –
Eletrobras Amazonas Energia

Germplasm Bank Revitalization
Program – Eletrobras Eletronorte

Impact on the migration routes of aquatic wildlife	Reduced populations Reduced genetic biodiversity	Generation	Hydroelectric power plants	Fishway mechanisms Ichthyofauna monitoring program	Program for monitoring ichthyofauna and professional fishing – Eletrobras Furnas Fishing and ichthyofauna program of the Tucuruí Hydroelectric Power Plant – Eletrobras Eletronorte
Interference in migration routes and collisions with birds	Reduced populations Reduced genetic biodiversity	Generation Trans- mission Distribution	Wind farms Transmission and distribution lines	Installation of signaling equipment to prevent collisions	Elevation of towers to prevent this impact – Eletrobras Chesf

			150		Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	151

Biome

AMAZÔNIA
PROTECTED AREAS 23
INDIGENOUS LANDS 4
TOTAL AREA (KM2) 98.243
ECÓTONOS CAATINGA-AMAZÔNIA
PROTECTED AREAS 1
TOTAL AREA (KM2) 63
CAATINGA
PROTECTED AREAS 9
INDIGENOUS LANDS 3
TOTAL AREA (KM2) 14.211
ECÓTONOS CERRADO-CAATINGA
PROTECTED AREAS 1
TOTAL AREA (KM2) 5.281
ECÓTONOS CERRADO-AMAZÔNIA
PROTECTED AREAS 1
TOTAL AREA (KM2) 16.780
CERRADO
PROTECTED AREAS 34
INDIGENOUS LANDS 3
TOTAL AREA (KM2) 36.210
COSTEIRO
PROTECTED AREAS 11
TOTAL AREA (KM2) 4.775
MATA ATLÂNTICA
PROTECTED AREAS 58
INDIGENOUS LANDS 13
TOTAL AREA (KM2) 13.356
CAMPOS SULINOS
PROTECTED AREAS 4
TOTAL AREA (KM2) 1.207
KEY
AMAZÔNIA
CAATINGA
CAMPOS SULINOS
CERRADO
COSTEIRO
ECÓTONOS CAATINGA-AMAZÔNIA
ECÓTONOS CERRADO-AMAZÔNIA
ECÓTONOS CERRADO-CAATINGA
MATA ATLÂNTICA
PANTANAL
TOTAL NUMBER OD AREAS SUPPORTED 162
AREAS UNDER DIRECT MANAGEMENT OF ELETROBRAS 11

A CORRIDOR CHANGING THE LANDSCAPE
The Private Natural Heritage Reserve (RPPN) of Santa Maria is a 242-hectare area located in Santa Terezinha de
Itaipu (PR) that integrates the Biodiversity Corridor, a project that seeks to connect natural, governmental, and private areas isolated through deforestation in border areas shared by Brazil, Paraguay, and Argentina.
In order to address this problem, Itaipu Binacional, in partnership with public and private institutions, has been creating biodiversity corridors that enable the free circulation of animals and the dispersion of the genetic material of plants and animals. This project has already built a green connection between the
bufferstripofthereservoirofItaipuBinacionalandtheNationalIguaçuParkinthemunicipalitiesofSanta
Terezinha de Itaipu and São Miguel do Iguaçu.
Commitment to the consolidation of the Santa Maria Biodiversity Corridor, which corresponds to approxi-
mately 80 ha of forest in the municipalities of Santa Terezinha de Itaipu and São Miguel do Iguaçu, is the
maingoaloftheproject,whichispartofabroadereffort:thecreationoftheTri-nationalAtlanticForest
Biodiversity Corridor of Alto Paraná, launched in 2003.
Learn more at: www.itaipu.gov.br/meioambiente/corredor-de-biodiversidade

Climate change

In order to face the challenges posed by
climate change, the Eletrobras companies
seek to develop actions that demonstrate
their commitment to the improvement
of the tools used in the management of
greenhouse gas emissions (GHG). To this
end, they prepare their annual Corporate
GHG Emission Inventory with the partici-
pation of 15 companies, which has been
assured by external independent auditors
since 2012.
(GRI 3.9)

  Eletrobras has been developing risk
analyses aimed at the future carbon
market, and it has entered partnerships
with research institutes to foster studies
and to investigate the understanding
about its vulnerability to climate change.
  Eletrobras’s Statement of Commitment
on Climate Change, approved by the
company’s senior management, reinforces
the incorporation of the topic into the
segments in which the company operates.
To reaffirm this commitment, the Board
of Executive Officers has committed to
the pursuit of a unified strategy that will
enable all companies to adopt practices
that can either reduce or compensate for

greenhouse gas emissions (GHG), such
as the prioritization of renewable energy
sources in the company’s project portfolio
and the promotion of studies to identify
and understand risks and opportunities in
the Brazilian electric utilities sector.
In 2013, Eletrobras holding conducted
a case study about the impacts on
revenue of the Candiota III Thermoelectric
Plant (Eletrobras CGTEE) of the possible
regulation of taxation on GHG emissions
in Brazil. This study indicated that if
applied, it could represent an increase
of approximately 10% in expenses and
operating costs of this coal-fired power
plant. The Eletrobras companies intend to
include this type of study in the processes
related to their strategic planning, seeking
to incorporate regulatory risks into
the decision-making process. Another
initiative that aims to adapt Eletrobras to
any regulatory change related to climate
change is its participation in government
forums, such as the Brazilian Forum on
Climate Change, which seeks to assist
the government in the incorporation of
climate change issues into the various
stages of public policies.
(GRI EC2)

ANNUAL AND SUSTAINABILITY REPORT 2013	153

Emissions

Since 2009, Eletrobras has prepared	Panel on Climate Change (IPCC) and the
its annual Greenhouse Gas Emission	GHG Protocol. The result is the recording
Inventory, in accordance with the	of emissions by source, which is
methodology of the Intergovernmental	a strategic corporate tool for GHG
management.

GREENHOUSE GASES EMISSIONS
tCO2e
(GRI EN16, GRI EN17)
GHG INVENTORY

				Scope 1								Scope 2				Scope 3
		Fixed			Mobile			Fugitivas
	Own Thermo- electric Plants	Gene- rators	Other	Highways	Waterways	Airways	SF6	Refrigerant	Waste- water Treatment Stations	Fire Extin- guishers	Consumption of Electricit	Loss in Distribution	Loss in Transmission	Transporta- tion of Fuel	Independent Energy Producers (PIE’s)	Transpor- tation of Non-Energy Products	Air Travel	Employee Trans- portation	SUBTOTAL BY COMPANY
Eletrobras Amazonas Energia
	4,006,629.0	N/Av	N/Ap	1,163.3	N/Av	N/Av	0.0	14.3	N/Av	16.4	5.4	333,929.1	N/Ap	N/Av	1,406,130.3	N/Av	680.2	N/Av	5,748,568.0

Eletrobras Cepel	N/Ap	1.8	35.5	39.7	N/Ap	N/Ap	N/Ap	0.0	N/Ap	1.9	628.3	N/Ap	N/Ap	N/Ap	N/Ap	N/Ap	205.8	537.1	1,450.0
Eletrobras CGTEE	3,486,316.2	N/Ap	0.5	269.8	N/Ap	N/Ap	N/Ap	6.9	552.1	1.6	26,592.3	N/Ap	N/Ap	N/Av	N/Ap	5,481.1	91.1	613.1	3,519,924.6
Eletrobras Chesf	816,110.0	66.0	20.1	4,099.3	N/Ap	417.2	0.0	N/Ap	N/Ap	15.5	746.5	N/Ap	194,070.9	N/Ap	N/Ap	N/Ap	1,839.6	N/Ap	1,017,385.1
Eletrobras Distribuição Acre
	N/Ap	N/Ap	0.7	261.3	N/Av	N/Ap	456.0	N/Ap	N/Ap	0.2	101.9	25,787.3	N/Ap	N/Av	127,975.4	N/Av	219.3	N/Ap	154,802.3

Eletrobras Distribuição Alagoas
	N/Ap	0.7	N/Ap	1,709.8	N/Ap	N/Ap	N/Av	N/Av	N/Ap	0.5	359.8	116,143.2	N/Ap	N/Ap	N/Ap	N/Ap	177.0	N/Av	118,390.9

Eletrobras Distribuição Piaui
	N/Ap	4.1	N/Ap	1,759.6	N/Ap	N/Ap	1,837.7	N/Av	N/Ap	2.6	386.9	122,661.4	N/Ap	N/Ap	N/Ap	N/Ap	142.0	N/Ap	126,794.3

Eletrobras Distribuição Rondônia
	N/Ap	6.0	23.4	1,141.2	N/Ap	N/Ap	0.0	N/Av	N/Ap	1.6	348.8	86,890.2	N/Ap	N/Av	197,890.3	N/Av	342.3	N/Av	286,643.8

Eletrobras Distribuição Roraima
	N/Ap	N/Ap	0.9	250.4	N/Ap	N/Ap	N/Av	N/Ap	N/Ap	0.1	N/Ap	10,510.4	N/Ap	N/Av	72,455.4	N/Av	N/Av	N/Ap	83,217.2

Eletrobras holding	N/Ap	N/Ap	N/Ap	11.4	N/Ap	N/Ap	N/Ap	N/Ap	N/Ap	0.6	551.2	N/Ap	N/Ap	N/Ap	N/Ap	N/Ap	1,723.5	N/Ap	2,286.7
Eletrobras Eletronorte	446,717.5	97.4	88.1	2,543.8	111.4	12.2	0.0	58.5	8,456.2	17.8	661.6	N/Ap	125,278.8	N/Ap	631.9	13.9	2,152.3	292.3	587,133.6
Eletrobras Eletronuclear
	N/Ap	2,406.3	7.7	1,075.2	14.6	N/Ap	N/Ap	94.6	157.2	7.9	2,616.9	N/Ap	N/Ap	17.0	N/Ap	545.4	443.5	2,264.0	9,650.4

Eletrobras Eletrosul	N/Ap	63.2	9.4	1,435.3	N/Ap	80.1	15,956.4	0.0	N/Ap	2.9	641.7	N/Ap	177,552.7	N/Ap	N/Ap	1.0	864.5	332.5	196,939.6
Eletrobras Furnas	1,439,570.3	78.7	70.0	4,138.0	7.4	N/Ap	13,356.7	2,688.7	91.8	0.4	3,284.6	N/Ap	541,828.1	N/Av	N/Ap	N/Av	2,180.8	31.0	2,007,326.5
Eletrobras Itaipu Binacional
	N/Ap	37.6	233.9	473.2	5.8	N/Ap	6,840.0	145.9	N/Av	8.8	201.4	N/Ap	N/Ap	N/Ap	N/Ap	27.3	818.5	966.6	9,759.0

Subtotal Sources	10,195,342.9	2,761.8	490.2	20,371.3	139.2	509.4	38,446.7	3,009.0	9,257.3	78.7	37,127.3	695,921.5	1,038,730.6	17.0	1,805,083.3	6,068.8	11,880.5	5,036.5	TOTAL
Subtotal -
	10,198,594.9				21,020.0			50,791.8			37,127.3	695,921.5	1,038,730.6	17.0	1,805,083.3	6,068.8	11,880.5	5,036.5	(tCO2e)
Type of sources
Subtotal Scopes					10,270,406.6							1,771,779.4				1,828,086.1			13,870,272.1

Emissions from thermoelectric generation from Independent Producers of Energy (PIEs) whose energy is acquired by the concessionaires Eletrobras Amazonas
Energia,Eletronorte,DistribuiçãoRondônia,DistribuiçãoAcreandDistribuiçãoRoraimaandresoldtoendconsumers,arequantifiedinScope3andtherefore separated from emissions relating to the Eletrobras companies’ own thermoelectric plants.
Two new scopes were included in 2013: Fuel transportation and transportation of non-energy products.
N/Ap: Not applicable.
N/Av: Data is not available.

154				Eletrobras							ANNUAL AND SUSTAINABILITY REPORT 2013					155

43. Annual average emission
factor of brazilian electrical
sector (tCO2/MWh): YEAR
2012: 0.0653; YEAR 2013:
0.0960 (source: Ministry
of Science, Technology and
Innovation - MCTI)
44. AVisit the Eletrobras
Statement of Commitment
on Climate Change http://
www.eletrobras.com/ELB/
main.asp?View={564CE0B4-
00B6-45E1-BBA3-9F34FF0
A5F71}&BrowserType=IE&La
ngID=pt-br	In 2013, emissions amounted to 13.8
million tCO2e and were calculated
with the inclusion of refrigerants and
emissions from wastewater treatment
plants (ETEs), considering 15 of the
Eletrobras companies: Amazonas Energia,
Cepel, CGTEE, Chesf, Distribuição Acre,
Distribuição Alagoas, Distribuição Piauí,
Distribuição Rondônia, Distribuição
Roraima, Eletronorte, Eletronuclear,
Eletrosul, Furnas, holding, and Itaipu
Binacional.				In relation to Scope 1, fuel consumed by the vehicle fleet declined by 9.96% compared with the previous year, resulting in a drop of 8.31% in greenhouse gas emissions.

				VARIATION IN GHG EMISSIONS FROM FOSSIL FUELS
				SCOPE 1	Consumption of fossil fuels by vehicles in 2012 (l)	Consumption of fossil fuels by vehicles in 2013 (l)	Variation in the consumption of fossil fuels by vehicles between 2012 and 2013	Emissions in 2012 (tCO2e)	Emissions in 2013 (tCO2e)	Variation % in GHG emissions from fossil fuels between 2012 and 2013

GHG INVENTORY
tCO2e				Eletrobras Companies	5,246,139	4,723,556	-9.96%	13,729	12,589	- 8.31%
(GRI EN16, GRI EN17)
2013	2012	2011	To reduce these emissions, the
following can be highlighted: the gradual
replacement of gasoline or diesel vehicles
by flex-fuel vehicles, the increase in the
use of electric vehicles, and a reduction in
driving to the same location in different
vehicles.
 Regarding electricity, the Eletrobras
companies managed to reduce
consumption by 4% compared with 2012.
Since Brazil had an increased production
of thermoelectric energy in 2013, strongly
affecting the emission factor of the
National Interconnected System (46%)
provided by the MCTI, the greenhouse
gas emissions that correspond to energy
consumption increased by 41% in the
same period.
				(GRI EN18)
Scope 1	10,270,406.6	8,169,468.0	5,772,344.1

Scope 2	1,771,779.4	1,654,495.0	575,080.0

Scope 3	1,828,086.1	1,948,184.0	3,020,151.0

Total	13,870,272.1	11,772,147.0	9,367,575.1

GOALS FOR REDUCING
THE GHG EMISSIONS
As one of the commitments assumed by
Eletrobras to face climate change[44], goals
for the reduction of greenhouse gas
emissions were adopted in 2013. A joint
effort of the Eletrobras companies
resulted in the establishment of these
goals, which seek to reduce consumption
of fossil fuels in their vehicle fleets (scope
1) and of energy (scope 2) in 2015, based on
the baseline consumption of these
resources in 2012. Each Eletrobras
company has defined its own goals,
considering its peculiarities and potential
for reducing consumption.
This year, the performance of the goals
proposed is being evaluated for the first
time, with the purpose of ratifying or
redirecting the actions underway so they
			can be achieved by 2015.
In addition to the results observed in the
previous table, the indirect emissions
(scope 3) regarding the consumption of
electricity by end consumers (residential,
industrial and commercial) based on the
emission factor of brazilian grid[43] . were
1,544,846.69 tons of CO2 for 16,092,153
MWh sold by Eletrobras utilities.
The intensity of the scope 1 emissions
(direct emissions) of Eletrobras in 2013
base year was 0.055 tCO2e/MWh that is
considered low compared to other organi-
zations in the electric sector and with an
equivalent size in the world. This is due
to the majority share of low-intensity
sources of GHG emissions in the gener-
ation matrix of Eletrobras, reaching 94%
of its total net generation.

				VARIATION IN GHG EMISSIONS FROM ELECTRICITY
				SCOPE 2	Energy consumption in 2012 (kWh)	Energy consumption in 2013 (kWh)	Variation in energy consumption between 2012 and 2013	Emissions in 2012 (tCO2e)	Emissions in 2013 (tCO2e)	Variation % in GHG emissions from fossil fuels between 2012 and 2013
				Eletrobras Companies	79,550,303	76,016,655	- 4.0%	5,181	7,330	41.5%

	156		Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013			157

Among the initiatives to reduce
scope 2 greenhouse gas emissions, we
can highlight the retrofitting of HVAC
and lighting systems, the development
of conscious consumption programs
to motivate employees to reduce
consumption of electricity and other
resources; the establishment of specific
operating hours for lighting and air condi-
tioners, and the adjustment of metering
and billing systems through the instal-
lation of individual consumption meters.
(GRI EN18)

  To reduce scope 1 greenhouse gas
emissions, we can highlight the gradual
replacement of gasoline or diesel vehicles
by flex-fuel vehicles, the increase in the
use of electric vehicles, and a reduction in
driving to the same location in different
vehicles. Moreover, the Eletrobras
companies have invested in actions to
avoid the release of SF6 (sulfur hexaflu-
oride) into the atmosphere. The initiatives
contributed to a significant reduction in
these emissions, with a drop from 277,819
tCO2 in 2012 to 38,447 tCO2 in 2013, which
represented a reduction of 86%.
(GRI EN18)

NOX AND SOX EMISSIONS
The NOx (nitrogen oxides) and SOx (sulfur
oxides) emissions from the activities
conducted by the Eletrobras companies
are primarily related to the energy gener-
ation processes of thermoelectric plants
and to the consumption of fuels by mobile
		sources, as shown below:

		in NOtonsX AND SOX EMISSIONS

		(GRI EN20)
GOLD SEAL WINNER
As a signatory to the Brazil GHG
Protocol Program, Eletrobras Furnas
was awarded the Gold Seal, in
2013, for its 2012 GHG Emissions
Inventory. This shows the progress
in the measurements conducted,
considering as since 2009, the
	company received the Bronze Seal.			NOx emissions			NOx emissions
		COMPANY	2013	2012	2011	2013	2012	2011
		Eletrobras Distribuição Acre*	N/Ap	N/Ap	0.9	N/Ap	N/Ap	0.4
		Eletrobras Amazonas Energia	9,145	8,892	6,103	17,959	20,396	13,527
		Eletrobras CGTEE	11,318	10,767	9,886	29,852	28,371	62,248
		Eletrobras Chesf	1,459	9	16	1,130	3	1
		Eletrobras Eletronorte	1,134	1,635	1,592	2,899	4,178	666
		Eletrobras Furnas	2,282	522	225	10	88	39
		Total	25,338	21,825	17,822	51,850	53,036	76,481
		* Eletrobras Distribuição Acre has not had any source of thermoelectric generation of its own since 2012.
		N/Ap: Not Applicable

   The volume of SOx emissions from
Eletronorte has declined due to the
decreased consumption of fuel oil and
diesel in the company operations. At
Eletrobras Chesf, the increased emission of
NOx and SOx occurred due to the growth
in the use of natural gas and diesel. In
turn, the increase in NOx emissions
recorded at Eletrobras Furnas can be
explained by the greater consumption of
natural gas as a result of the larger energy
		production from this source.

MONTREAL PROTOCOL
Given the fact that chlorine-based
refrigerants harm the ozone layer
and that Brazil is a signatory to
the Montreal Protocol, two units
of Eletrobras Furnas, namely the
Marimbondo Hydroelectric Plant
and Campinas Substation (SE),
have started replacing the R-22
refrigerant, the main substance used
by the company, with chlorine-free
refrigerants such as R-410, among
others.
(GRI EN26)	Eletrobras Amazonas Energia has
replaced the fuel oil used in the operation
of four thermoelectric power plants
located in the state with natural gas.
Eletrobras Furnas has also replaced the
fuel used in thermoelectric power plants.
The two power plants that the company
operates have already replaced fuel oil
and are currently powered by natural
gas. These initiatives will represent a
significant reduction in the emission of
pollutants and greenhouse gases.
	(GRI EN18, GRI EN26)

158	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	159

UNDERGROUND
STORAGE
In December 2013, Eletrobras Cepel
launched the implementation of
its Underground Storage System
for Solid Waste in its units. This
system is objective evidence of the
continuous improvement of the
waste management process, since
it enables storage in a safe, segre-
gated, and clean manner, improving
collection and final disposal of
company waste.

photo: Pedro Ferreira/Eletrobras Cepel

Waste

At the Eletrobras companies, treatment
of solid waste complies with the laws
in effect. Hazardous waste is collected,
sorted, and stored at its source according
to its main characteristic (oily waste and
solvent-contaminated waste, etc.) and
then shipped to companies that specialize
in its transportation, treatment, and
disposal.
The waste sorting program (Programa
da Coleta Seletiva Solidária), underway
at the Eletrobras companies, establishes
agreements with waste picker coopera-
tives and associations, fostering the
creation of employment opportunities
and income for these workers and
reducing the disposal of solid waste in
landfills and dumps. In 2013, Eletrobras
companies sent 25,575.57 tons of recyclable
materials to cooperatives. In the same
period, the Eletrobras companies
generated 1,292,252 tons of waste, which
represents a slight difference in relation
to 2012.

45. National Health
Surveillance Agency.

46. Classifies solidwaste
according to its health
hazard, considering potential
risks to the environment and
public health for their appro-
priate management.

47. Chlorinated aromatic
compounds, whose family is
composed of approximately
709differentcompounds.

48. This standard describes
the types of PCBs used in
transformers and capacitors,
their characteristics and risks
and establishes guidelines
for their handling, packing,
labeling, storage, trans-
portation, procedures for
equipment in operation, and
finaldisposal.

In relation to storage and final disposal
of biomedical waste, all Eletrobras
companies comply with the Anvisa
standards [45] .
   At Eletrobras Eletronuclear, 122 m³ of
low- and medium-level radioactive waste
were generated. The disposal method of
these types of waste was selected pursuant
to the ABNT NBR 10004:2004 standard[46].
The company has eight pieces of
equipment that use PCB at the Angra 1
plant. The procurement agreement for the
purchase of new transformers to replace
them is in effect, and this equipment
should be delivered by July 2014.
Replacement and disposal should occur
during the scheduled shutdown of the
Angra 1 plant in 2015. The company expects
to replace all transformers by 2016. At
Eletrobras Furnas, only the Santa Cruz
Thermoelectric Plant and the Angra
substation operate equipment that uses
PCB[47] The company prepares an inventory
and monitors these substances and
expects to eliminate them completely by
2016.
   In 2013, Eletrobras Chesf discarded 99.3
tons of PCB. The equipment and waste
contaminated with this oil were stored
on-site and then incinerated, pursuant to
NBR 8371/2005[48].
					(GRI EN22)

		TOTAL WEIGHT OF WASTE BY TYPE

		in tons
		(GRI EN22)

				Total
		TYPE OF WASTE	2013	2012
		Hazardous waste, class I	15,599	10,769
		Non-hazardous waste, class II-A	1,275,327	1,317,234
		Non-hazardous waste, class II-B	1,279	2,640
		Biomedical waste	47	113
		Total	1,292,252	1,330,756

		TOTAL WEIGHT OFWASTE, BY DISPOSAL METHOD
		in tons

		(GRI EN22)

				Total
		DISPOSAL METHOD	2013	2012
		On-site storage	6,598	784,778
		Industrial landfill	696,461	4,067
		Municipal waste collection	6,130	2,126
		Composting	1,891	123,687
		Co-processing	543	492
		Incineration	2,964	118
		Recycling	1,649	1,970
		Reuse	593,290	477,036
		Total	1,309,526	1,394,274

	160		Eletrobras		ANNUAL AND SUSTAINABILITY REPORT 2013	161

HAZARDOUS WASTE
TRANSPORTATION
Hazardous waste is transported by
specialized companies, which must
provide proof of compliance with all
legal requirements involving this type
of activity, such as Hazardous Waste
Manifests and Certificates of Disposal. In
2013, the Eletrobras companies did not
transport (import or export) hazardous
waste internationally.
(GRI EN24)

TOTAL WEIGHT OF HAZARDOUS WASTE TRANSPORTED
in tons
(GRI EN24)
CATEGORIES	2013	2012
Transported from the organization	12,040.7	1,333.7
Transported to the organization	0	462.25					In 2013, four spills were identified with a total volume of 16.28 m³, a decrease of 47% in relation to 2012. (GRI EN23)
Treated waste	193.9	162.3

In 2013, data includes the following companies: Eletrobras CGTEE, Chesf, Distribuição Rondônia, Eletronorte,
Eletronuclear, Eletrosul, and Furnas. The increase in this period was caused mainly by the entry of Eletrobras Eletrosul data in the IGS System.
In 2012, data includes the following companies: Eletrobras CGTEE, Chesf, Eletronuclear, and Furnas.

			SPILLS IN 2013

Spills			(GRI EN23)
			Segment	Volume (m3)	Type of Substance	Impacts	Actions taken
The Eletrobras companies have local contingency plans and conduct drills that enable the companies to prevent accidents related to spills and other types of incidents that could lead to evacu- ation of their facilities. Furthermore, the companies built tanking dikes and use materials such as sawdust, absorbent mats, and containment berms. The companies also conduct environmental audits to inspect the effectiveness of the containment methods used in the prevention of this type of accident.	Risk management processes and preventive management assist in the identification of threats and enable reduced environmental impacts, ensuring the provision of appropriate care and preparation to avoid leakages and spills. However, if an accident does occur, processes are immediately reviewed and errors are assimilated to avoid their recurrence.		Distribution	1.00	Dielectric insulating oil	Part of the soil was contaminated with oil	The contaminated soil was mechanically scraped off, the waste was disposed of, and the area was recovered.
			Transmission	13.35	Mineral insulating oil	There was no significant spillage to the soil, since the oil was contained by the berm surrounding the equipment.	Part of the oil was burned during the fire. The remaining volume leaked into the containment basin. Subsequently, the oil was collected from the separation boxes and sent for appropriate final disposal.
				0.93		There was no significant spill to the soil, since the oil was contained by the gravel.	Leakage was contained by the gravel, with no contamination of the soil. The contaminated gravel was properly disposed of and replaced.
1.00	The contamination affected only a small section of a road near the transformer. There was no significant impact to the environment.	Oil Gator was applied to absorb the oil at two
different points: for the initial absorption of most
of the oil and then to complete its full absorption.
Subsequently, the waste was removed.
In addition, containment berms were installed at the
end of this road to avoid soil contamination in the
							case of rain.

162		Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013			163

Environmental Investments and spendings				Projects and programs

The Eletrobras companies invested	In 2013, Eletrobras invested over R$506
million in environmental investments.
The Eletrobras Eletronuclear alone
invested about R$173.6 million mostly
in environmental management (R$102.3
million) and remediation of contami-
nates sites (R$59 million). Moreover,
Eletrobras allocated more than R$35
million towards biodiversity preservation,
more than R$7 million in the recovery
of degraded areas and more than R$45
million in research and development.
The companies also engage in the devel-
opment of clean technologies, in energy
efficiency programs, in environmental
compensation, and in the preparation of
inventories and plans for environmental
control for permitting purposes.	The Eletrobras companies propose to their
stakeholders investments in environ-
mental actions and practices through
programs intended for the environmental
education of communities, the preser-
vation of biodiversity, and monitoring of
environmental conditions. Each company
develops its own actions, which are guided
by the Eletrobras Environmental Policy.
Program to Reduce Pre-Harvest Slash-
and-Burn: eunderway in the states
where Eletrobras Chesf operates (Bahia,
Sergipe, Alagoas, Pernambuco, Paraíba,
Rio Grande do Norte, Ceará, and Piauí)
to reduce the risks and impacts of fires
in fragmented forests, especially near
transmission lines, contributing to a
decrease in the number of line shutdowns
and informing the community about best
practices in soil management.
Eletrobras Eletrosul also has actions
to reduce slash-and-burn. Since 1995,
the company has been developing this
preventive/educational campaign,
which seeks to inform rural landowners
located near transmission lines and
substations, and the population at large,
about the risks of this practice in the
areas surrounding these places. As in
previous years, in 2013 this campaign
was composed of a 60-second ad
jingle, broadcast on AM radio stations,
especially in the countryside, and shown	on billboards, posters, brochures, caps,
and bags to be used in grocery stores.
This material was distributed to rural
landowners, trade unions, city govern-
ments, and other entities involved with
the target audience.
(GRI EN26)
Environmental Education Program
of Itaipu: seen as a benchmark in the
training of environmental educators), it
has already organized over 90 learning
communities. In 2013, this initiative
continued to provide training to leaders
for the social and environmental
management of municipalities, to provide
courses to community communicators,
and to empower teachers through
eco-pedagogical projects.
Native Tree Project: the project was
launched by Eletrobras CGTEE in 2012 and
continued in 2013, aiming at the refores-
tation of degraded areas on the drainage
basins of the Jaguarão River and Arroio
Candiota-RS. 400 hectares were planted,
with the participation of the families of
the farmers who live in the settlements
created from land reform.
Quintais Project (Backyard): since 2004,
Eletrobras CGTEE has been implementing
technologies for the establishment of
organic orchards in rural and urban
areas of the state of Rio Grande do Sul,
approximately R$506 million in
environmental actions, an increase
of 156% in relation to 2012, of
which R$181 million was allocated
to environmental management.
49. Spending of R$86
million in the treatment
of atmospheric emissions
refers to the purchase
of lime for the desul-
phurizationofthefluegas
generated in the combus-
tion of coal. This growth
results from the increased
use of thermoelectric
power plants, which causes
a higher consumption of
lime to maintain emissions
standards.

ENVIRONMENTAL INVESTMENTS
in R$
(GRI EN30)

PREVENTION AND ENVIRONMENTAL MANAGEMENT COSTS	2013	2012	2011
Environmental management (environmental consulting)	R$ 7,947,112.8	R$ 61,855,119.9	R$ 34,937,619.1
Environmental management (internal staff and costs related to the environmental area)	R$ 181,727,535.1	R$ 48,617,429.6	R$ 3,538,868.1
Research and development	R$ 45,656,838.9	R$ 13,126,556.2	R$ 1,372,339.0
Biodiversity preservation	R$ 35,773,513.6	R$ 18,444,488.8	R$ 13,061,726.6
Subtotal	R$ 271,105,000.4	R$ 142,043,594.6	R$ 52,910,552.8
Mitigation/compensation costs
Waste collection, treatment, and disposal	R$ 2,320,418.6	R$ 1,532,319.6	R$ 10,125,319.6
Restoration of degraded areas and protection of areas	R$ 7,081,495.0	R$ 13,005,656.5	R$ 2,712,166.6
Remediation of contaminated areas	R$ 59,024,000.0	R$ 754,357.6	R$ 747,928.3
Wastewater treatment	R$ 4,750,562.1	R$ 684,481.4	R$ 821,080.6
Treatment of atmospheric emissions	R$ 86,741,456.0[49]	R$ 27,295,782.9	R$ 30,770,052.0
Subtotal	R$ 159,917,931.7	R$ 43,272,598.0	R$ 45,176,547.0
Other	R$ 74,958,541.7	R$ 12,040,150.7	R$ 18,525,634.9
Grand total	R$ 505,981,473.8	R$ 197,356,343.3	R$ 116,612,734.6
In 2013, data does not include the following companies: Eletrobras Distribuição Acre, and Distribuição Alagoas.
Field “Other” considers expenditures for the recovery of archaeological, historic, cultural, and scenic heritage and for commitments made through Conduct Adjustment Agreements, among others.

164		Eletrobras		ANNUAL AND SUSTAINABILITY REPORT 2013	165

contributing to nutrition, quality of life,
and income generation. Each backyard
has five plants of at least 12 species of
fruit selected based on their nutritional
characteristics, medicinal properties,
and adaptability to local soil and to the
temperate climate of the region. By 2013,
the company implemented a total of
1,353 backyards in 135 municipalities,
amounting to 236,775 trees planted.

Environmental Monitoring Network:
it involves the monitoring of air and rain
quality and of the meteorological condi-
tions in the area of influence of the power
plants in Candiota-RS.

Environmental Bio-monitoring Program:
formed by the Programs for Monitoring
Aquatic Environments (surface water,
sediments, phytoplankton, zooplankton,
benthic macrofauna and ichthyofauna)
and Terrestrial Environments (flora,
avifauna, herpetofauna, air quality
bio-indicators, and livestock raising activ-
ities), implemented by Eletrobras CGTEE.
It aims to assess impacts and to propose
mitigation actions.

Environmental Education Program of
AHE Simplício (Single Head): program
implemented by Eletrobras Furnas, which
offered educational workshops to 40
people in Além Paraíba.

Environmental Education Programs
(PEA) for Transmission Lines: in 2013,
the Eletrobras Furnas programs served
314 people in the community in three
projects. The company also offered
Environmental Education Programs for
Workers (PEAT) in four other projects,
which trained 1,481 employees.

Environmental Communication
Programs: included the participation
of approximately 20,000 people from
the communities located in the areas
of influence of the Eletrobras Furnas.
The audience received information
through lectures, plays, and direct
contact as part of the impact mitigation
activities provided in the environmental
licensing of the following projects: TL
Anta-Simplício-Rocha Leão, TL Batalha-
Paracatu, TL Bom Despacho 3-Ouro
Preto 2, TL Itapeti-Nordeste, Substation
Zona Oeste, AHE Simplício, and the
Hydroelectric Plants Batalha, Funil, and
Marimbondo.

Environmental Education Primers:
in 2013, Eletrobras Furnas prepared
and distributed 500 primers to the
Departments of Education of the
municipalities of Serra da Moeda, area of
influence of the Bom Despacho 3-Ouro
Preto 2 transmission line containing
information about the location, historical
occupation, geology and speleology,
biomes, plants and wildlife, hydrography,
conservation units and heritage listing,
archaeology, and cultural and environ-
mental preservation in Serra da Moeda.
Another action was the voluntary contri-
butions to Arcas das Letras Project, in
partnership with the Ministry of Agrarian
Development.

Cultivando Água Boa Program:
Cultivando Água Boa (Cultivating
Good Water) Program develops
cultural, research and development,
natural resource, local economy, social
inclusion, and energy efficiency actions.
This program, of Itaipu Binacional, is

participatory in all its stages, from
planning to the performance and
assessment of the activities. Among the
various results and social, economic, and/
or environmental impacts of the project,
we highlight: the enhanced standard of
living of waste pickers, the sustainability
of Indigenous communities, the emanci-
pation of resettlers, the social inclusion
of low-income youths, the creation of job
and income opportunities in small rural
properties, environmental management
georeferencing by rural property and
micro-basin, raising of the awareness
of 200,000 inhabitants in relation to
issues pertaining to water, care ethics,
adaptation of environmental liabilities,
and regional sustainable development,
and the creation of a broad network of
partnerships to foster sustainable devel-
opment through the signing of 29 water
pact charters with over 1,247 partners
involving 29 legally established municipal
management committees and ten action
managers.
(GRI EN26)

AWARDED ENVIRONMENTAL
EDUCATION
Launched in 2008 at the Paulo
Afonso Complex, the Social and
Environmental Action Plan (PAS) was
awarded by IBAMA for the excellence
of its operation, which is considered
a reference in the sector. The
technical team of IBAMA’s social and
economic area considered the PAS
as a model plan for environmental
education for hydroelectric develop-
ments. The program has five lines
of action: social and environmental
education and communication;
environmental education and
health, conservation of natural
resources and recovery of degraded
areas, institutional strengthening
and education, and art, culture, and
the environment.

166	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013

Monumento às Bandeiras, São Paulo, São Paulo.

ATTACHMENTS

AWARDS AND RECOGNITION_**170**

COMPLEMENTARY GRI CONTENT_**171**

GLOSSARY_**189**

TALK TO US_**195**

CREDITS_**197**

ILLUSTRATIONS_**199**

169

AWARDS AND RECOGNITION
Eletrobras fosters actions and relationships based on social interests, best practices in management and governance, sustainable development, and inclusion. This approach was recognized by society, partners, competitors, and the media through awards. Among
the awards received in 2013, we highlight:		Complementary GRI Content
(GRI 2.10)

Dow Jones Sustainability Emerging
Markets Index: the company was featured
in the new sustainability index created for
emerging markets, with data that refers
to its performance in 2012. In the second
half of the year, Eletrobras was once again
featured in the index, this time for its
performance in 2013, with an improvement
of 10% in its general score.

ISE-BM&FBOVESPA: in 2013, for the
seventh consecutive year, Eletrobras was
listed in ISE-BM&FBOVESPA’s portfolio,
the Corporate Sustainability Index of the
São Paulo Stock Exchange (ISE), which
analyzes the companies listed based on
their economic efficiency, environmental
balance, social justice, and corporate
governance.

2013 List of Top Companies by Dinheiro
Magazine (Performance of State-owned
Companies): ranked 12th among the top
1,000 companies in Brazil and 4th in the
Performance of State-owned Companies
category.

Valor 1.000: 9th largest company in the
country in 2012 and largest company in the
electric utilities sector.

Gender and Race Equality Seal
(4th edition): awarded by the Brazilian
President’s Office for Policies for Women. Of
the 57 companies that received this seal, 11
are part of the Eletrobras companies.

“Best Communication with Journalists”
Award: for the third consecutive year, in
the Electricity category, organized by the
Negócios da Comunicação magazine

2013 Aberje Award: the business case
“50 Years of Eletrobras” won the regional
phase, in the Responsibility to History and
Corporate Memory category.

2013 Human Being Award: the business
case “Unification of Policies and Career
and Remuneration Policies and Practices
in the Eletrobras Companies” was the
winner in the State-owned Company
category.

Eletrobras Distribuição Piauí,
Distribuição Rondônia, and Amazonas
Energia: the companies ranked 1st, 2nd,
and 3rd, respectively, for the ABRACONEE
award, offered by the Brazilian
Association of Accountants in the electric
utilities sector, for the best practices in the
disclosure of balance sheet information.

Eletrobras Eletronorte: the company
received, for the fourth time, the Most
Innovative Company award, a partnership
between Época Negócios magazine and
international accounting company AT
Kearney.

Eletrobras Eletronuclear: the company
received, for the eighth consecutive year,
the national “Empresa Cidadã” certificate,
awarded for the quality of its Social
Accounting, in 2012.

Eletrobras Furnas: for the fourth time,
the company received the Transparency
Trophy, offered by the National
Association of Executives in Finance,
Administration and Accounting (ANEFAC),
recognizing the quality of the information
provided in its financial statements.

Itaipu Binacional: featured, for the fourth
time, among the 30 companies with the
best social and environmental practices
in the country, selected by the bench-
marking ranking.

		ECONOMIC AND FINANCIAL

		Ratio of senior management (CEOs and executive officers) hired from the local community (Brazilian geographic region) in significant operating units. (GRI EC7)

		NUMBER OF MEMBERS OF SENIOR
		MANAGEMENT HIRED FROM THE LOCAL
		COMMUNITY
		(GRI EC7)

			2013	2012	2011
		Total number of employees in senior management positions	54	59	44
		Total number of employees in senior management positions hired from local communities	21	28	20
		Percentage of members in senior management positions hired from the local community	38,9%	47,5%	45,5%
		In 2013, data does not include Eletrobras Eletronuclear and Eletropar.
			SOCIAL
In order to act collectively and interact
strategically with the market, the
Eletrobras companies support or take part
in various trade associations and entities.
The full list can be found at
www.eletrobras.com.br
			(GRI 4.12, GRI 4.13, GRI SO5)

170	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013		171

PERCENTAGE OF EMPLOYEES ELIGIBLE FOR RETIREMENT WITHIN THE NEXT 10 AND 5 YEARS							ENVIRONMENTAL

BY REGION
(GRI EU15)*							TOTAL WEIGHT OF WASTE BY TYPE
	Within the next 10 years			Within the next 5 years			in tons
NORTH REGION	2013	2012	2011	2013	2012	2011	(GRI EN22)
Eletrobras Amazonas Energia	0.6	12.9	16.9	0.3	8.2	6.0		Administrative activities		Hydroelectric generation		Thermoelectric generation		Transmission		Total
Eletrobras Distribuição Acre	16.8	24.0	21.7	18.3	43.0	28.7
Eletrobras Distribuição Piauí	N/R	N/R	29.0	N/R	N/R	12.0	TYPE OF WASTE	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Eletrobras Distribuição Rondônia	13.5	23.4	0.0	5.1	6.1	0.0	Hazardous waste, Class I	105	129	8,788	1,832	6,663	8,700	44	108	15,599	10,769
Eletrobras Distribuição Roraima	20.3	18.1	2.2	15.3	8.0	0.0	Non-hazardous waste, Class II-A	5,280	4,863	214	143	1,269,423	1,310,945	411	1,283	1,275,327	1,317,234
Eletrobras Eletronorte	12.6	47.4	18.0	42.9	44.7	23.6
Eletrobras Eletrosul	17.4	1.0	0.2	43.5	0.7	0.1
Eletrobras Furnas	23.8	56.1	50.0	19.0	43.9	42.2	Non-hazardous waste, Class II-B	1,139	968	36	555	58	54	47	1,063	1,279	2,640
	Within the next 10 years			Within the next 5 years			Healthcare waste	47	113	N/Ap	N/Ap	N/Ap	N/Ap	N/Ap	N/Ap	47	113
NORTHEAST REGION	2013	2012	2011	2013	2012	2011	Total	6,570	6,073	9,037	2,530 1,276,143 1,319,698			501	2,454 1,292,252 1,330,756
Eletrobras Chesf	13.6	13.0	45.5	50.1	58.0	31.4
Eletrobras Distribuição Alagoas	11.8	42.9	0.19	2.6	14.6	0.0
Eletrobras Eletronorte	9.2	7.6	24.9	59.5	13.1	33.2
	Within the next 10 years			Within the next 5 years
MIDWEST REGION	2013	2012	2011	2013	2012	2011	TOTAL WEIGHT OF WASTE, BY DISPOSAL METHOD
Eletrobras Eletronorte	9.8	44.9	16.7	40.3	42.0	22.0	in tons
Eletrobras Eletronuclear	20.0	0.0	0.3	60.0	0.3	0.3	(GRI EN22)
Eletrobras Eletrosul	16.0	2.0	1.2	26.0	1.0	0.5		Administrative activities		Hydroelectric generation		Thermoelectric generation		Transmission		Distribution
Eletrobras Furnas	56.1	58.8	59.3	40.1	46.6	47.9	DISPOSAL
Eletrobras holding	8.8	0.0	0.0	2.9	0.0	1.4	METHOD	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Itaipu Binacional	66.7	33.3	25.0	0.0	0.0	25.0	Municipal waste collection	5,572	1,119	106	26	284	966	168	15	0	0
	Within the next 10 years			Within the next 5 years
SOUTHEAST REGION	2013	2012	2011	2013	2012	2011	Industrial landfill	1,389	2,221	693	54	675,508	505	18,871	1,287	0	0
Eletrobras Cepel	23.1	72.7	66.0	40.4	50.3	47.0	Composting	1,808	1,824	46	48	22	16	15	2	0	121,797
Eletrobras Eletronorte	11.4	0.1	60.0	25.7	0.1	0.0	Incineration	26	7	65	0	2,771	0	101	112	0	0
Eletrobras Eletronuclear	7.8	100.0	99.8	34.8	99.7	99.7	On-site storage	2,037	2,431	466	111	1,190	778,507	2,849	3,728	56	0
Eletrobras Furnas	48.5	59.2	63.8	37.9	51.2	56.7	Co-processing	233	4	9	91	286	260	15	136	0	0
Eletrobras holding	23.4	26.1	9.3	15.3	21.7	28.8	Recycling	863	600	253	269	364	930	170	171	0	0
Itaipu Binacional	100.0	0.0	100.0	100.0	100.0	100.0	Reuse	4	26	135	500	593,139	476,468	12	42	0	0
	Within the next 10 years			Within the next 5 years			Total	11,932	8,231	1,772	1,100 1,273,563 1,257,652			22,202	5,495	56	121,797
SOUTH REGION	2013	2012	2011	2013	2012	2011
Eletrobras CGTEE	12.9	45.2	45.2	33.7	11.6	10.2
Eletrobras Eletrosul	16.0	38.3	20.1	22.3	25.5	9.7
Eletrobras Furnas	64.6	70.2	72.9	60.1	66.0	68.1
Itaipu Binacional	41.0	43.3	44.0	22.5	22.9	21.9

RATIO OF BASIC SALARY BETWEEN MEN AND WOMEN
(GRI LA14)
				2013	2012	2011
Managerial positions				91%	91%	80%
Positions requiring higher education				87%	88%	72%
Positions not requiring higher education				104%	95%	104%

	172				Eletrobras		ANNUAL AND SUSTAINABILITY REPORT 2013						173

SOCIAL ACCOUNTING (IBASE TABLE)					SOCIAL ACCOUNTING (IBASE TABLE)
R$ thousands	HOLDING		CONSOLIDATED		R$ thousands	HOLDING		CONSOLIDATED
	2013	2012	2013	2012		2013	2012	2013	2012
I – HUMAN RESOURCES					II INTERACTION OF THE ENTITY WITH THE EXTERNAL ENVIRONMENT

1.1 REMUNERATION					2.1 RELATIONSHIP WITH THE COMMUNITY
Gross payroll	163,781	213,695	5,196,963	4,130,877	Total investments in:
Employees	148,375	183,517	5,161,050	4,082,327	Education	1,204	1,460	41,404	16,344
Administrators	3,268	4,161	23,775	22,533	Culture	15,514	57,110	32,901	87,902
					Health and infrastructure	0	0	75,882	88,599
Ratio of highest to lowest remuneration
					Sports and leisure	8,509	29,829	18,474	32,758
Employees	13.49	16.65			Food	0	0	2,506	3,663
Administrators	1.05	1.42			Creation of job and income opportunities	0	2,417	34,384	19,891
					Resettlement of families	0	0	0	0
1.2 BENEFITS PROVIDED					Other	0	0	109,545	132,284
Payroll taxes	68,335	54,988	1,352,261	1,206,117	Total investments	25,227	90,816	315,096	381,441
Food	16,817	16,099	314,417	302,255	Taxes (excluding payroll taxes)	30,988	214,405	2,853,593	2,691,677
Transportation	757	855	28,740	24,123	Financial compensation for the use of water resources	0	0	405,809	667,923
Private pension plan	38,188	28,292	304,737	222,617	Total Relationship with the community	56,215	305,221	3,574,499	3,741,041
Health	23,058	19,312	445,486	370,780
Occupational health and safety	5,482	5,342	34,436	36,112	2.2 INTERACTION WITH SUPPLIERS
Daycare or daycare assistance	2,349	2,396	79,793	60,744	Social responsibility criteria used to select suppliers
Culture	0	0	963	426
Training and professional development	2,768	5,249	50,767	65,320	III INTERACTION WITH THE ENVIRONMENT
Other	0	0	467,228	415,476	Investments in and spending on the maintenance of operational processes to improve the environment
Profit sharing plan	42,000	40,000	268,592	290,299		189	0	196,891	154,223
TOTAL	199,754	172,533	3,347,420	2,994,269	Investments in and spending on the preservation and/or recovery of degraded areas
						0	0	75,642	87,783
1.3 BREAKDOWN OF WORKFORCE					Investments in and spending on environmental education for employees, contractors, self-employed professionals, and administrators of the entity
Number of employees at the end of the fiscal period	988	1,182	22,498	26,493		0	0	16,743	12,126
Number of hires	13	4	342	598	Investments in and spending on environmental education for the community	0	0	3,134	2,456
Number of terminations	206	32	4,287	859	Investments in and spending on other environmental projects	885	0	107,879	95,575
Number of interns at the end of the fiscal period	211	220	1,688	1,937	Number of environmental, administrative, and legal proceedings filed against the entity
Number of employees with disabilities at the end of the fiscal period	5	10	321	364		0	0	15	10
Number of contractors at the end of the fiscal period	680	801	10,127	12,022	Value of fines and indemnifications related to environmental matters, determined by administrative and/or legal proceedings
Number of employees, by gender:						0	0	10,995	2,000
Male	653	773	18,222	21,433	Environmental liabilities and contingencies	0	0	11,790	3,500
Female	335	409	4,276	5,060	Total Interactionwiththeenvironment	1.074	0	423.089	357.673
Number of employees, by age group:
Under 18	0	0	0	0	IV OTHER INFORMATION
18-35	304	368	5,482	6,111	Net revenue	2,658,088	2,719,441	24,995,825	30,328,161
36-60	617	718	15,469	18,118	Operating income	-6,485,579	-1,864,739	-8,908,009	-11,853,654
Over 60	67	96	1,547	2,264	Note:EventualdiscrepanciesbetweenthenumberspresentedintheIBASETableandintheASRmayresultfromdifferentcalculationmethods.
Number of employees, by education level:
Illiterate	0	0	1	1
Elementary and middle school	42	55	2,221	3,028
High school	139	189	4,662	4,912
Technical school	0	0	5,629	6,882
Undergraduate school	438	515	7,319	8,635
Graduate school	369	423	2,666	3,035
Percentage of employees in managerial positions, by gender:
Male	0.76	0.75
Female	0.24	0.25

1.4 CONTINGENCIES AND LABOR LIABILITIES
Number of labor lawsuits filed against the entity	137	456	6,121	7,097
Numberoflaborlawsuitsupheld	2	28	932	915
Number of labor lawsuits dismissed	34	32	1,095	408
Total amount of indemnifications and fines paid, pursuant to court ruling	20,980	1,974	118,404	80,675

174		Eletrobras			ANNUAL AND SUSTAINABILITY REPORT 2013	175

TABLE OF CONTENTS						Pages /
				Indicator Description		Online PDF	Notes
		Pages /		4 GOVERNANCE, COMMITMENTS, AND ENGAGEMENT
Indicator	Description	Online PDF	Notes		Governance structure of the organization, including committees under the
1. STRATEGY AND ANALYSIS				4.1	highest governance body.	36
1.1	Message from the CEO.	06 e 07		4.2	Indicate whether the Chair of the highest governance body is also an executive officer.
1.2	Description of key impacts, risks, and opportunities.	08-11, 34, 80, 119 e 149					The Chairmain and the CEO
						-	positionsarehelddifferent

							individuals.
2. ORGANIZATIONAL PROFILE					For organizations that have a unitary board structure, state the number of
2.1	Name of the organization.	16		4.3	members of the highest governance body that are independent and/or	37
					non-executive members.
2.2	Primary brands, products, and/or services.	16 e 30			Mechanisms for shareholders and employees to provide recommendations
2.3	Operational structure of the organization, including main divisions, operating units, subsidiaries, and joint ventures.	16 e 18		4.4	or direction to the highest governance body. Communication channels with	41
					the Board
2.4	Location of organization’s headquarters.	16			Linkage between compensation for members of the highest governance
2.5	Countries where the organization operates and names of countries with either major operations or that are specifically relevant to the sustainability issues covered in the report.	16		4.5		40
					body, senior managers, and executives, and the organization’s performance.
				4.6	Processes in place for the highest governance body to ensure conflicts of	44
					interest are avoided.
2.6	Nature of ownership and legal form.	16			Process for determining the composition, qualifications, and expertise of the
	Markets served (including geographic breakdown, sectors served, and types of customers/beneficiaries).			4.7	members of the highest governance body and of its committees, including	40
2.7		16
					in terms of gender and other diversity indicators.
		16 a 18 50, 54-56, 60, 62, 63, 74-75, 88, 91			Statements of mission or values, codes of conduct, and internal principles relevant to economic, environmental, and social performance and the status of their implementation.
				4.8		17 e 42
2.8	Scale of the reporting organization.

Procedures of the highest governance body for overseeing the organiza-
tion’s identification and management of economic, environmental, and social performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of
					conduct, and principles.
	Significant changes during the reporting period regarding size, structure, or ownership.
2.9		06 e 07
				4.9		38
2.10	Awards received in the reporting period.	170

3. REPORT PARAMETERS					Processes for evaluating the highest governance body’s own perfor-
3.1	Reporting period for information provided.	03		4.10	mance, particularly with respect to economic, environmental, and social	38
3.2	Date of most recent previous report.	03			performance.
3.3	Reporting cycle.	03		4.11	Explanation of whether and how the precautionary principle is addressed by the organization.	47

3.4	Contact point for questions regarding the report or its contents.	03 e 195			Externally developed economic, environmental, and social charters, principles, or other initiatives to which the organization subscribes or endorses.
3.5	Process for defining report content.	28		4.12		02, 21 e 171
3.6	Boundary of the report.	03
3.7	State any specific limitations on the scope or boundary of the report.	02			Memberships in associations (such as industry associations) and/or national/ international advocacy organizations.	22, 23, 146 e 171
				4.13
3.8	Basis for the development of the report.	03
3.9	Data measurement techniques and bases of calculations.	89, 138 e 153		4.14	List of stakeholder groups engaged by the organization.	26
	Explanation of the effect of any re-statements of information provided in earlier reports, and the reasons for such re-statements.				Basis for identification and selection of stakeholders
			Data pertaining to this indica-		with whom to engage. Organization’s process for defining its stakeholder
3.10		-	tor is presented throughout	4.15		26
			this report.		groups, and for determining the groups with which to engage and not to
3.11	Significant changes from previous reporting periods in the scope, boundaries, or measurement methods applied in the report.		There have been no sig- nificantchangesinthescope, boundaries, or measurement methods applied to this item.		engage.

		-		4.16	Approaches to stakeholder engagement, including frequency of	28 e 116
					engagement by type and by stakeholder group.
				4.17	Key topics and concerns that have been raised through stakeholder	26
3.12	Table identifying the location of the standard disclosures in the report.	3, 176	Thiscontentindex.		engagement, and how the organization has responded to them.
	Policy and current practice with regard to seeking external assurance for the report.
3.13		03 e 185-187

	176		Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	177

		Pages /				Pages /
Indicator Description		Online PDF	Notes	Indicator Description		Online PDF	Notes

ECONOMIC PERFORMANCE				DMA	Biodiversity	148 a 151
DMA	Economic Performance	78, 153			Location and size of land owned, leased, managed in, or adjacent to,
EC1	Direct economic value generated and distributed, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings, and payments to capital providers and governments.			EN11		—	Not reported.
protected areas and areas of high biodiversity value outside protected areas.
Description of significant impacts of activities, products, and services on
78
				EN12	biodiversity in protected areas and areas of high biodiversity value outside	149 e 150
protected areas.
	Financial implications and other risks and opportunities for the organiza-			EN13	Habitats protected or restored.	151
EC2		153
	tion’s activities due to climate change.				Strategies, current actions, and future plans for managing impacts on biodiversity.
				EN14		148, 149 e 151
EC3	Coverage of the organization´s defined benefit plan obligations.	—	Not Reported.	EN15	Number of IUCN Red List species and national conservation list species with habitats in areas affected by operations, by level of extinction risk.

EC4	Significant financial assistamce received from government.	—	Not Reported.			—	Not reported.

DMA	Market presence	103, 113 e 171				147, 154 a 163
EC5	Range of ratios of standard entry-level wage, broken down by gender, compared to local minimum wage at significant locations of operation.	103		DMA	Emissions, effluents, and waste
e 173
				EN16	Total direct greenhouse gas emissions by weight.	154 a 156
Policy, practices, and proportion of spending on locally based suppliers at significant locations of operation.
EC6		113		EN17	Relevant indirect greenhouse gas emissions by weight.	154 a 156

Procedures for local hiring and proportion of senior management hired from the local community at locations of significant operation.	Eletrobras has consolidated
data about the proportion of
senior management that are
from local communities, de-
spitehavingnospecificpolicy
for hiring senior management
in these communities, please
check the information on page
			137.	EN18	Initiatives to reduce greenhouse gas emissions and reductions achieved.	157 e 158
				EN19	Emissions of ozone-depleting substances by weight.	—	Not reported.
				EN20	NOx, SOx, and other significant air emissions by type and weight.	159

EC7		171		EN21	Total water discharge by quality and destination.	147

				EN22	Total weight of waste by type and disposal method.	160, 161 e 173

				EN23	Total number and volume of significant spills.	163
Weight of transported, imported, exported, or treated waste deemed
		81, 82, 85,		EN24	hazardous under the terms of the Basel Convention Annex I, II, III, and VIII,	162
DMA	Indirect economic impacts	119, 127, 129 e 144			and percentage of transported waste shipped internationally.
EC8	Development and impact of infrastructure investments and services provided primarily for public benefit through commercial, in-kind, or pro bono engagement.	81, 82, 85, 119, 127 e 144			Identity, size, protected status, and biodiversity value of water bodies and		In 2013, the Eletrobras compa-
				EN25	related habitats significantly affected by the reporting organization’s	-	nies did not identify any bodies
ofwatersignificantlyaffected
					discharges of water and runoff.		by water discharges.

	Understanding and describing significant indirect economic impacts, including the extent of impacts.	81, 82, 85, 119,		DMA	ProductsandServices	158, 165-167
EC9					Initiatives to mitigate environmental impacts of products and services, and
		127 e 129		EN26		158, 165-167
extent of impact mitigation.
ENVIRONMENTAL PERFORMANCE					Percentage of products sold and their packaging materials that are
				EN27		—	Not reported.
DMA	Materials	—			reclaimed by category.
EN1	Materials used by weight or volume.	—	Not reported.	DMA	Compliance
EN2	Percentage of materials used that are recycled input materials.	—	Not reported.	EN28	Monetary value of significant fines and total number of non-monetary sanctions for noncompliance with environmental laws and regulations.	—	In 2013, the Eletrobras companies did not register any legal actionsthatresultedinsignifi-
cantfinesandnon-monetary
sanctions for noncompliance
with environmental laws and
regulations.
Eletrobras Amazonas Energia is not included in this indicator, since the Net Operating Income had not been disclosed before the analysis of data for this report had been completed.

DMA	Energy	106 a110
EN3	Direct energy consumption by primary energy source.	140 e 141

EN4	Indirect energy consumption by primary source.	140 e 141

EN5	Energy saved due to conservation and efficiency improvements.	142 e 143
Initiatives to provide energy-efficient or renewable energy based products and services, and reductions in energy requirements as a result of these initiatives.

EN6		144

EN7	Initiatives to reduce indirect energy consumption and reductions achieved.	143

DMA	Water	110 a112
EN8	Total water withdrawal by source.	145 e 146		DMA	Transport		Not reported.
EN9	Water sources significantly affected by withdrawal of water.	—	Not reported.		Significant environmental impacts of transporting products and other
EN10	Percentage and total volume of water recycled and reused.	147		EN29	goods and materials used for the organization’s operations, and trans-	—
porting members of the workforce.
				DMA	Overall	47 e 164
				EN30	Total environmental protection expenditures and investments by type.	47 e 164

	178		Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	179

		Pages /				Pages /
Indicator Description		Online PDF	Notes	Indicator Description		Online PDF	Notes
SOCIAL PERFORMANCE - LABOR PRACTICES				DMA	Freedomofassociationandcollectivebargaining	105
DMA	Employment	88, 90, 91, 93,		HR5	Operations and significant suppliers identified in which the right to exercise freedom of association and collective bargaining may be at significant risk, and actions taken to support these rights.	105
		99 e 104
LA1	Total workforce by employment type, employment contract, and region,	88, 90, 91
	broken down by gender.			DMA	Child labor	112
LA2	Total number and rate of new employee hires and employee turnover by age group, gender, and region.	93		HR6	Operations and suppliers identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective elimination of child labor.	112
LA3	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by major operations in significant locations.	104
				DMA	Forced or compulsory labor	112
LA15	Return to work and retention rates after parental leave, by gender.	99		HR7	Operations and suppliers identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor.	112
DMA	Labor relations
LA4	Percentage of employees covered by collective bargaining agreements.	—
				DMA	Security practices	114 e 115
LA5	Minimum notice period(s) regarding significant operational changes, including whether it is specified in collective agreements.	—	Not reported.	HR8	Percentage of security personnel trained in the organization’s policies or procedures concerning aspects of human rights that are relevant to operations.	114 e 115
DMA	Occupational health and safety	96 a 98
	Percentage of total workforce represented in formal joint management–
LA6	worker health and safety committees that help monitor and advice on	96		DMA	Indigenous rights	116
	occupational health and safety programs.			HR9	Total number of incidents of violations involving rights of indigenous people and actions taken	116	The Eletrobras companies did not register any incidents involving violation of rights of Indigenous peoples in 2013.
	Rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities by region and by gender.
LA7		96 e 97

	Education, training, counseling, prevention, and risk-control programs in place to assist workforce members, their families, or community members regarding serious diseases.
LA8		98		DMA	Assessment	135
					Percentage and total number of operations that have been subject human rights reviews and/or impact assessment
				HR10		—	Not reported.
LA9	Health and safety topics covered in formal agreements with trade unions.	96
DMA	Training and education	95 e 100		DMA	Remediation	135
					Number of grievances related to human rights filed, addressed, and resolved through formal grievance mechanisms.
LA10	Average hours of training per year per employee by gender and employee category.	95		HR11		135

	Programs for skills management and lifelong learning that support the			SOCIAL PERFORMANCE – SOCIETY
LA11	continued employability of employees and assist them in managing career endings.	—	Not reported.			85, 115, 116,
				DMA	Local communities	119, 120,
LA12	Percentage of employees receiving regular performance and career development reviews, by gender.	100				125-127
				SO1	Percentage of operations with implemented local community engagement, impact assessments, and development programs.	85, 115, 116,119, 120,125-127
DMA	Diversityandequalopportunity	36 a 39, 94

LA13	Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership, and other indicators of diversity.	36 a 39, 94
					Operations with significant potential or actual negative impacts on local communities.
				SO9		115, 116 e 119

DMA	Equalremunerationforwomenandmen	103 e 172			Prevention and mitigation measures implemented in operations with significant potential or actual negative impacts on local communities.	115, 116, 119
				SO10
LA14	Ratio of basic salary and remuneration of women to men by employee category and by locations of significant operation.	103 e 172				e 120

				DMA	Corruption	45

SOCIAL PERFORMANCE - HUMAN RIGHTS				SO2	Percentage and total number of business units analyzed for risks related to corruption.	45
DMA	Investmentandprocurementpractices	134 e 135
					Percentage of employees trained in organization´s anti-corruption
	Percentage and total number of significant investment agreements and			SO3	policies and procedures.	—	Not Reported.
HR1	contracts that include human rights clauses or that have undergone human	135
	rights screening.			SO4	Actions taken in response to incidents of corruption.	45
HR2	Percentage of significant contractors, suppliers, and other business partners that have undergone screening on human rights and actions taken.	135		DMA	Public policies	22, 127, 171

					Public policy positions and participation in public policy development and lobbying.
				SO5		22, 127, 171
	Total hours of employee training on policies and procedures concerning
HR3	aspects of human rights that are relevant to operations, including the	134					Pursuant to the law, the
	percentage of employees trained.						Eletrobras companies do not
DMA	Non-discrimination	89					support or make contributions
					Total value of financial and in-kind contributions to political parties,		to political parties or political
				SO6		—
HR4	Total number of incidents of discrimination and corrective actions taken.	89			politicians, and related institutions by country.		campaigns of candidates for
							electiveoffices.Thisguideline
							isratifiedintheCodeofEthics
							of the Eletrobras companies.

	180			ANNUAL AND SUSTAINABILITY REPORT 2013		181

		Pages /				Pages /
Indicator Description		Online PDF	Notes	Indicator Description		Online PDF	Notes

DMA	Anti-competitivebehavior	80		SECTOR-SPECIFIC - ELECTRIC UTILITIES
	Total number of legal actions for anticompetitive behavior, anti-trust,				Installed capacity, broken down by primary energy source and by
SO7		80		EU1		16, 54 e 55
	and monopoly practices and their outcomes.				regulatory regime.

DMA	Compliance	80		EU2	Net energy output broken down by primary energy source and by regulatory regime.	56
Monetary value of significant fines and total number of non-monetary
SO8		80		EU3	Number of residential, industrial, institutional and commercial customeraccounts.	66	There is no data available in relation to the item: “Con- sumer that are producers” and sanctions for noncompliance with laws and regulations.

SOCIAL PERFORMANCE - PRODUCT RESPONSIBILITY						“Total number of accounts by connection point”.
DMA	Customer health and safety	—	Not Reported.
	Life cycle stages in which health and safety impacts of products and services			EU4	Length of above and underground transmission and distribution lines by regulatory regime.	62 e 63	Eletrobras does not specify in its report the part of the lines that are underground and overhead, just only by category
PR1	are assessed for improvement, and percentage of significant products and	—

services categories subject to such procedures.
	Total number of incidents of non-compliance with regulations and voluntary						of voltage.
PR2	codes concerning health and safety impacts of products and services during	—		EU5	Allocation of CO2e emissions allowances or equivalent, broken down by carbon trading framework	—	The information is not available.

their life cycle, by type of outcomes.
DMA	Productandservicelabeling	106 a 108, 110				50, 54, 55, 62,
				DMA	AvailabilityandReliability
	Type of product and service information required by labeling procedures,					63, 66 a 68
PR3		106 e 107
	and percentage of products and services subject to such requirements.			EU6	Management approach to ensure short and long-term electricity availability and reliability.	50, 54, 55, 62,63, 66 a 68

Total number of incidents of non-compliance with regulations and
PR4	voluntary codes concerning product and service information and labeling, by type of outcomes.	—	Nor Reported.	DMA	Demand-side management	127, 143 e 144
				EU7	Demand-side management programs including residential, commercial, institutional and industrial programs.	127, 143 e 144
Practices related to customer satisfaction, including results of surveys
PR5		108 e 110
measuring customer satisfaction.
				DMA	Systemefficiency/ResearchandDevelopment	69
DMA	Marketing communications	43		EU8	Research and development activities and expenditures aimed at providing reliable electricity and promoting sustainable development.	69
Programs for adherence to laws, standards, and voluntary codes related
PR6	to marketing communications, including advertising, promotion, and	43		DMA	Plant Decommissioning	55, 58, 62 e 67	Not reported.
sponsorship.
				EU9	Provisions for decommissioning of nuclear power sites	—
No incidents of non-com-
			pliance with regulations and	EU10	Planned capacity against projected electricity demand over the long term, broken down by energy source and regulatory regime.
	Total number of incidents of non-compliance with regulations and		voluntary codes concerning			55
PR7	voluntary codes concerning marketing communications, including	—	marketing communications,	EU11	Average generation efficiency of thermal plants by energy source and by regulatory regime.	58
	advertising, promotion, and sponsorship by type of outcomes.		including advertising, promo-
tion, and sponsorship were
			registered.	EU12	Transmission and distribution losses as a percentage of total energy.	62, 67
DMA	Customerprivacy	82		EU13	Biodiversity of offset habitats compared to biodiversity of the affected areas	—	Not reported.
			The company did not record			92, 96, 101,
				DMA	Employment
			any complaints received or			103 e 172
PR8	Total number of substantiated complaints regarding breaches of privacy and losses of customer data.		substantiated, complaints from
		—		EU14	Programs and processes to ensure the availability of a skilled workforce.	101 e 103
			regulatory agencies, or leakage,	EU15	Percentage of employees eligible to retire in the next 5 and 10 years broken down by job category and by region.	92 e 172
theft, or loss of customer data

in 2013.
DMA	Compliance	—		EU16	Policies and requirements regarding health and safety of employees and employees of contractors and subcontractors.	96

In 2013, the Eletrobras compa-
			niesdidnotreceiveanysignifi-	EU17	Days worked by contractor and subcontractor employees involved in construction, operation & maintenance activities	—	Not reported.

cantfinesfornoncompliance
			with laws and regulations	EU18	Percentage of contractor and subcontractor employees that have undergone relevant health and safety training	—	Not reported.
concerning the provision and
use of products and services.
Eletrobras understands “sig-
nificantfines”asthosewhose
PR9	Monetary value of (significant) fines for noncompliance with laws and	—	individual value is equal to or
	regulations concerning the provision and use of products and services.		greater than 1% of the Net Op-
erating Income (ROL).
Eletrobras Amazonas Energia
is not included in this indica-
tor, since the Net Operating
Income had not been dis-
closed before the analysis of
data for this report had been
completed.

	182		Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013		183

		Pages /			LIMITED ASSURANCE REPORT AND STATEMENT GRI APPLICATION LEVEL CHECK
Indicator Description		Online PDF Notes
DMA	Local communities	124 e 125			(GRI 3.13)
	Stakeholder participation in the decision making process related to energy
EU19		124
	planning and infrastructure development.
EU20	Approach to managing the impacts of displacement.	125
DMA	Disaster / Emergency Planning and Response	120 a 123, 125			KPMG Risk Advisory Services Ltda.	Central Tel 55 (11) 2183-3000 Fax Nacional 55 (11) 2183-3001 Internacional 55 (11) 2183-3034 Internet www.kpmg.com.br
	Contingency planning measures, disaster/emergency management plan				R. Dr. Renato Paes de Barros, 33
EU21		120 a 123			04530-904 - São Paulo, SP - Brasil
	and training programs, and recovery/restoration plans.				Caixa Postal 2467
	Number of people physically or economically displaced and compensation,				01060-970 - São Paulo, SP - Brasil
EU22		125
	broken down by type of project.
DMA	Access	127 a 129
EU23	Programs, including those in partnership with government, to improve or	127 a 129			LIMITED ASSURANCE REPORT ISSUED BY INDEPENDENT AUDITORS
	maintain access to electricity and customer support services.
		57, 65, 68, 106,
DMA	ProvisionofInformation	107, 119 e 124			To the Board of Directors and Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras Rio de Janeiro - RJ
	Practices to address language, cultural, low literacy, and disability related
EU24	barriers to accessing and safely using electricity and customer support	106, 107 e 124
	services.
EU25	Number of injuries and fatalities to the public involving company assets,	119			Introduction
	including legal judgments, settlements, and pending legal cases of diseases.
EU26	Percentage of population unserved in licensed distribution or service areas.	68

We have been engaged by Centrais Elétricas Brasileiras S.A - Eletrobras(“Eletrobras” or ”Company”) to apply limited assurance procedures on the sustainability information disclosed in the Annual and Sustainability Report 2013 of Eletrobras, related to the year ended on December 31st, 2013.

	Number of residential disconnections for non payment, broken down by
EU27	duration of disconnection and by regulatory regime	—	Not reported.

EU28	Power outage frequency.	65
EU29	Average power outage duration.	65			Responsibilities of Eletrobras Management
EU30	Average plant availability factor by energy source and by regulatory regime.	57

The management of Eletrobras is responsible for preparing and adequately presenting the information in the 2013 Annual and Sustainability Report in accordance with the Guidelines for Sustainability Reports of the Global Reporting Initiative - GRI (GRI-G3.1) and the “Electric Utilities Sector Supplement - RG Version 3.0/EUSS Final Version”, as well as the internal controls determined necessary to ensure this information is free from material misstatement, resulting from fraud or error.

					Independent auditors’ responsibility
					Our responsibility is to express a conclusion about the information disclosed in the 2013 Annual
					and Sustainability Report based on the limited assurance engagement conducted in accordance
					with Technical Communication (TC) 07/2012 approved by the Federal Accounting Council and
					prepared in accordance with NBC TO 3000 (Assurance Engagements Other Than Audits and
					Reviews), issued by the Brazilian Federal Accounting Council - CFC, which is the equivalent to
					international standard ISAE 3000 issued by the International Federation of Accountants
					applicable to Non-Financial Historical Information. These standards require compliance with
					ethical requirements, including independence ones and also that the engagement is conducted to
					provide limited assurance that the information in the 2013 Annual and Sustainability Report,
					taken as a whole, is free from material misstatement.
					A limited assurance engagement conducted in accordance with NBC TO 3000 (ISAE 3000)
					consists mainly in questions and interviews with the management of Eletrobras and other
					professionals of the Company involved in the preparation of the information disclosed in the
					2013 Annual and Sustainability Report and applying analytical procedures to obtain evidence
					that allows us to make a limited assurance conclusion about the sustainability information taken
					as a whole. A limited assurance engagement also requires additional procedures when the
					independent auditor acknowledges of issues which lead them to believe that the information

KPMG Risk Advisory Services Ltda., uma sociedade simples brasileira, de responsabilidade limitada, e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Risk Advisory Services Ltda., a Brazilian limited liability
						company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

	184			Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	185

disclosed in the Annual and Sustainability Report 2013 taken as a whole could present material
misstatement.		Nonfinancial data is subject to more inherent limitations than financial data, due to the nature and diversity of the methods used to determine, calculate or estimate this data. Qualitative
The selected procedures were based on our understanding of the issues related to the		interpretations of the data's materiality and accuracy are subject to individual presumptions and
compilation, materiality and presentation of the information disclosed in the 2013 Annual and		judgments. Additionally, we did not examine data regarding prior periods to assess the
Sustainability Report, other engagement circumstances and considerations regarding areas and		adequacy of policies, practices and sustainability performance, nor future projections.
procedures associated with the material sustainability information disclosed and also where material misstatement could exist. The procedures consisted of:
Conclusion
(a) planning: consideration of the material aspects of Eletrobras activities, relevance of the
information disclosed, amount of quantitative and qualitative information and operational		Based on the procedures carried out, described in this report, we have not identified any
systems and internal controls that served as a basis for preparation of the information in the		relevant information that leads us to believe that the information in Annual and Sustainability
Annual and Sustainability Report 2013;		Report 2013 of Centrais Elétricas Brasileiras S.A - Eletrobras is not fairly stated in all material respects in accordance with the Global Reporting Initiative Sustainability Reporting Guidelines
(b) understanding of the calculation methodology and procedures for the compilation of		(GRI-G3.1), and with the “Electric Utilities Sector Supplement - RG Version 3.0/EUSS Final
indicators through interviews with management responsible for information disclosure;		Version”, as well as its source records and files.
(c) understanding of the reporting processes and management of material aspects and performance indicators;
São Paulo, May 9th, 2014
(d) application of analytical procedures on data and interviews on the qualitative information and their correlation with indicators disclosed in the 2013 Annual and Sustainability
Report;
(e) analysis of evidence supporting the quantitative and qualitative information disclosed in the
2013 Annual and Sustainability Report;		KPMG Risk Advisory Services Ltda.
CRC 2SP023233/O-4
(f) comparison of financial indicators with the financial statements and/or accounting records.
(g) Evaluation of reasons for possible omissions of performance indicators associated with topics and aspects identified as material through the Company’s materiality assessment;
Eduardo V. Cipullo
We believe that the information, evidence and results we have obtained are sufficient and		Contador CRC 1SP135597/O-6
appropriate to provide a basis for our limited assurance conclusion.

Scope and limitations

The procedures applied in a limited assurance engagement are substantially less extensive than those applied in a reasonable assurance engagement. Therefore, we cannot ensure we are aware of all the issues that would have been identified in a reasonable assurance engagement, which aims to issue an opinion. If we had conducted a reasonable assurance engagement, we may have identified other issues and possible misstatements within the information presented in the
Annual and Sustainability Report 2013.

2			3

186	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	187

Glossary

A	B

ABRADEE Associação Brasileira de	Benthic macrofauna Aquatic species
Distribuidores de Energia Elétrica	with sizes that are equal to or greater than
(Brazilian Association of Electricity	5 mm and may be visible to the naked
Distributors) – a non-profit civil entity	eye that inhabit the sea floor and are in
dedicated to the development of the	contact with the substrate and do not
energy distribution industry in Brazil.	have full swimming capacity.
The ABRADEE gathers 41 state-owned
and privately owned electric utilities that	C
operate across the country and which,
together, are responsible for serving 98%	Chelonians Group represented by
of Brazilian consumers.	seawater and freshwater turtles and
tortoises.
ANEEL Created in 1996 through Law 9,427,
the Agência Nacional de Energia Elétrica	Clean Source Any energy source that does
(Brazilian Electricity Regulatory Agency)	not release, throughout its production or
is an administratively and financially	consumption, any waste or contaminant
independent regulatory body that reports	gases that contribute to the greenhouse
to the Ministry of Mines and Energy and	effect and global warming, such as solar,
that has the purpose of regulating and	hydroelectric, wind, and tidal power.
inspecting the production, transmission,	Energy sources that release very low
and trading of electricity, pursuant to	volumes of these gases or waste are also
the policies and guidelines of the federal	considered clean energy sources.
government.
CNEN Comissão Nacional de Energia
ANVISA Agência Nacional de Vigilância	Nuclear (National Nuclear Energy
Sanitária (National Health Surveillance Agency)	Commission). CNEN is a federal agency
is a regulatory body that reports to the Brazilian	created in October 10, 1956 and under
Ministry of Health. Legally established as an	the Ministry of Science and technology.
administratively and financially independent	As a top planning agency, guidance,
regulatory body, it inspects the health conditions	supervision and inspection, standards
of all products and services (whether national	and regulations on radiation protection
or imported) submitted to public health surveil-	and licenses, it supervises and controls
lance, such as medication, food, cosmetics,	the nuclear activity in Brazil. Moreover,
disinfectants, tobacco products, medical	conducts research on the use of nuclear
products, blood, blood products, and healthcare.	techniques for the benefit of society.

Assurance Action or effect of assuring,	Commodity A word that is used to refer
providing guarantee and security. A	to goods, and sometimes services, for
process that demonstrates the authen-	which there is a demand and which do
ticity of data and information presented	not have a perceivable quality differential
in a corporate report.	in the markets and among the various
suppliers or brands.
Avifauna Bird population of a given region.

188	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	189

CONAR Conselho Nacional de
Autorregulamentação Publicitária
(National Self-Regulatory Advertising
Council) is a civil society organization
and that establishes and enforces the
regulations of the Brazilian Advertising
Self-Regulation Code, approved in 1978 by
the III Brazilian Advertizing Conference.

Critical supplier (Significant)
The Eletrobras companies understand
critical suppliers as those that provide
inputs or services that are essential for
the activities performed by the Eletrobras
companies and that have a direct impact
on the quality of the services, on the
environment, and on the health and
safety of employees and whose activities
could cause significant social risks. This
definition includes all suppliers that have
signed labor-intensive service contracts.
At Eletrobras holding, the identification
of critical suppliers is associated with
the product or service hired. Eletrobras
understands that all suppliers involved
in labor-intensive service contracts are
critical in relation to sustainability factors,
since they are at risk for incidents of child,
forced, or forced labor and for incidents of
other human rights or labor violations.

D

DEC Duração Equivalente de Interrupção
por Unidade Consumidora (Equivalent
Outage Duration per Customer Account).

Desulphurization Catalytic chemical
process used to remove sulfur through
the addition of hydrogen to improve
by-products of petroleum and natural gas,
such as gasoline, naphtha, kerosene, diesel,
and fuel oils.

Discrimination The prejudicial treatment
of individuals by their peers, who impose
excessive tasks or deny them benefits
instead of ensuring fair treatment,
pursuant to their professional experience
and individual merit. Discrimination also
includes humiliation; embarrassment;
bullying; coercion; verbal, non-verbal, or
physical violence; and moral, political,
religious, and sexual harassment. It is
generally defined as a series of actions,
comments, or undesirable actions that
are known to be undesired by the person
for whom they are intended. Specifically
for the case of moral harassment, it
implies occurrences repeated over time
and that tend to isolate the subject of this
harassment in the work environment.
Downstream it is a reference point on a
river from an observer’s point of view. It is
the direction toward which the river runs.
That is why we say that the mouth of a
river is its furthest point downstream for
a river (see Upstream).

E

EBITDA Earnings before interest, taxes,
depreciation and amortization.
EIA (Environmental Impact Assessment)
A document that analyzes the environ-
mental impact generated by the
execution of any medium or large project.

F

FEC Frequência Equivalente de Interrupção
por Unidade Consumidora (Equivalent
Outage Frequency per Customer Account).

G

GHG (Greenhouse Gas) Protocol
Methodology used to conduct greenhouse
gas inventories.

GRI (Global Reporting Initiative)
International non-governmental organi-
zation whose mission is the global
development and dissemination of guide-
lines for the preparation of sustainability
reports voluntarily adopted by companies
across the globe.

Global Compact An initiative developed
by the former secretary-general of the
UN, Kofi Annan, with the purpose of
mobilizing the international corporate
community to adopt, in their business
practices, fundamental and inter-
nationally accepted values in terms
of human rights, labor relations, the
environment, and anti-corruption
procedures, which are expressed in 10
principles.

GRI (Global Reporting Initiative)
An international non-governmental
organization whose mission is to develop
and disseminate globally guidelines for
the preparation of sustainability reports
used voluntarily by companies worldwide.

H

Herpetofauna Reptiles and amphibians
of a given region.

Holding Type of company created with
the purpose of managing a group of
companies (conglomerate). A holding
company manages and is the majority
shareholder or quota-holder of the
companies in a given group. This type of
company is often used by medium and
large companies, and it normally either
seeks to improve the capital structure or
is used as part of a partnership with other
companies or job markets.

I

IBAMA Instituto Brasileiro do Meio
Ambiente e dos Recursos Naturais
Renováveis (Brazilian Institute for the
Environment and Renewable Natural
Resources) - created through Law 7,735,
of February 22, 1989, it is a federal admin-
istratively and financially independent
regulatory body that reports to
the Ministry of the Environment (MMA).
It is the  executive body  respon-
sible for enforcing the  National
Policy for the Environment  (PNMA),
established through  Law 6,938,
of August 31, 1981 that develops a
number of activities for the  preser-
vation  and  conservation  of  the natural
heritage, controlling and inspecting  the
use of  natural resources  (water,
plants, wildlife,  soil, etc). It is also respon-
sible for granting environmental licenses
to developments under its sphere of
competence.

IBASE Instituto Brasileiro de Análises
Sociais e Econômicas (Brazilian Institute
of Social and Economic Analyses) -
non-profit organization with no religious
or political purposes created in 1981 by
sociologist Herbert de Souza, (1935 – 1997)
to strengthen democracy and active
citizenship, according to principles of
equality, freedom, citizen participation,
diversity, and solidarity. The social
accounting model organized by this entity
was the first in Brazil and is used for the
voluntary disclosure of the report.

Ichthyofauna Fish species of a given region.

IGS System System of Indicators for
Corporate Sustainability Management. A
proprietary system to Eletrobras’s.

190	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	191

INEA Instituto Nacional do Ambiente
(State Environment Institute) -  it is
an agency of the  government of the
state of Rio de Janeiro, which reports
to the State Environment Department,
created in  2008 with the purpose of
protecting, conserving, and recovering the
environment and fostering sustainable
development.

L

Limnology Science  that studies  inland
waters, regardless of their origin,
verifying their dimensions and the
concentration of  minerals in relation to
the flow of matter and energy and their
biotic  communities.
Luz Para Todos (National Program for
Universal Access to and Use of Electricity)
– Program by the Brazilian Federal
Government intended to bring free
electricity to rural populations, regardless
of their financial resources.

M

MOC Mão de Obra Contratada (Contractor
Workforce) This term is used by the
Eletrobras companies to determine all
professionals who were not hired through
civil service exams.

N

Non-technical Loss Represents all other
losses associated with the distribution of
electricity, such as energy thefts, meter
misreading, billing errors, unmetered
connections, etc.

P

PCB Tradename for resulting oil
derived from a mixture of petroleum
hydrocarbons containing 124 Alocloro,
a polychlorinated biphenyl (PCB). It is a
persistent toxic substance whose use
should be abolished under the Stockholm
Convention, due to the damage it can
cause to human life and the environment.
The ascarel is used as an insulator
in electrical equipment, especially
transformers

Phytoplankton Set of floating micro-
scopic aquatic organisms that realize
photosynthesis and are dispersed in the
water column.

Project Energia+ Created in order to
improve the operational and financial
performance and the corporate gover-
nance of the six distribution companies of
Eletrobras (Eletrobras Amazonas Energia,
, Distribuição Acre, Distribuição Alagoas
Distribuição Piauí, Distribuição Rondônia,
and Distribuição Roraima). The project
provides for the implementation of a set
of actions for the reduction of energy
losses, the increase of collection rates, and
the improvement of the quality of service
provided to electricity consumers.

R

Retrofitting Term used, especially in
engineering, to describe the process of
upgrading equipment that is outdated
or that does not comply with specific
standards.

S

SPE (Special Purpose Entities) Corporate
society whose activity is restricted and
in some cases has a predetermined
life span, normally used to isolate the
financial risk of the activity performed.
Traditionally, SPEs are used for major
engineering projects, with or without the
participation of the government, such as
the construction of hydroelectric plants,
transmission networks, or Public-private
Partnership projects (PPPs), which are still
new to Brazil.

Stingless bee It is beekeeping using a
species of stingless bees.

T

TAC Termo de Ajuste de Conduta (Conduct
Adjustment Agreement) – Document
used by public authorities, especially
by Public Prosecutor’s Offices, to adjust
conduct that is contrary to the law.

Technical loss Percentage of loss in
distribution, inherent to transportation,
the transformation of voltage, and the
metering of energy at the grid of the
electric utility company.

U

Upstream It is a reference point on a
river from an observer’s point of view.
It is the side on which the river spring is
located. That is why we say that the spring
is the furthest upstream point of a given
river. This reference point could be a city
located on the bank of a river, a dam, a
waterfall, a tributary, a bridge, etc.
(see Downstream).

V

Varistors Resistors used in high, medium,
and low voltages. Varistor ceramics
are used in the components of surge
protection devices, both in residential
and industrial electronics, such as energy
distribution and transmission lines.

w

Wastewater Liquid or gas streams
of products of industries or urban
domestic sewage that are released into
the environment. It may be treated or
untreated.

z

Zooplankton The aquatic non-photo-
synthetic  organisms  (heterotrophs)
that inhabit the water column with little
mobility (generally, they are dragged by
sea or river currents).

192	Eletrobras	ANNUAL AND SUSTAINABILITY REPORT 2013	193

FALE CONOSCO (TALK TO US)

Eletrobras – Centrais Elétricas Brasileiras
S.A. – offers various communication
channels to its audiences.

HEADQUARTERS
409, Presidente Vargas Avenue - 13rd floor
Centro - Rio de Janeiro/RJ - CEP 20071-003
Brazil
Phone: (21) 2514-5151

• Talk to Us
www.eletrobras.com > Contact
• Website
www.eletrobras.com
• Facebook
www.facebook.com/Eletrobras
• YouTube
www.youtube.com/user/SistemaEletrobras
• Twitter – @Eletrobras

Ombudsman’s Office[51]
409, Presidente Vargas Avenue - 15th floor
Centro - Rio de Janeiro/RJ - CEP 20071-003
Brazil
Phone: (21) 2514-4526
Fax: (21) 2514-6447
ouvidoria@eletrobras.com

Canal Denúncia
(Reporting Hotline)[52]
www.eletrobras.com/canaldenuncia/
denuncia@eletrobras.com

BRANCHES
Eletrobras maintains multinational
offices:

Central America and Caribbean
(Panama City – Panama)
Edificio Torres de las Américas, piso 5,
torre B, oficina 506 - Punta Pacífica
Southern Cone (Montevideo – Uruguay)
Av. Luis Alberto de Herrera 1.248 - Torre
2, oficina 311, CP - 11.300
Andina (Lima – Peru)
Calle Basadre 310 Oficina 601 B - San Isidro

INVESTOR RELATIONS (IR)
Phone: (21)2514-6331 or (21)2514-6333
Fax: (21)2514-5964

Website:
www.eletrobras.com.br/elb/ri

FalecomoRI:
invest@eletrobras.com

Custodian and Administrator
of Eletrobras’s Portfolio
Banco Bradesco S.A.[53]
Share and Custody Department
Phone: (11)3684-9441
Fax: (11)3684-3811

INDUSTRY-SPECIFIC PROGRAMS
Agente Eletrobras (Eletrobras Agent):
www.agenteeletrobras.com.br

COMMENTS, SUGGESTIONS, AND
INFORMATION ABOUT THIS REPORT
sustentabilidade@eletrobras.com
(GRI 3.4)

50. Contact by letter, phone,
fax, e-mail, or in person

51. Channel to receive
reports and information
about possible irregulari-
ties or inappropriateness
in accounting records. Any
personwhoidentifiesor
suspects any irregularity in
Eletrobras or in the Eletrobras
companies should report
the incident directly to the
company’s Ombudsman’s
Office.

52. Customer service in all
branches of the bank

The survey about this report is available at the Eletrobras website.

ANNUAL AND SUSTAINABILITY REPORT 2013	195

Ver-o-Peso Market, Belém, Pará.

CORPORATE INFORMATION

COMPOSITION OF THE BOARD OF DIRECTORS

Márcio Pereira Zimmermann
Beto Ferreira Martins Vasconcelos (until April)
João Antônio Lian
José Antonio Corrêa Coimbra
José da Costa Carvalho Neto
Lindemberg de Lima Bezerra
Marcelo Gasparino da Silva
Maurício Muniz Barretto de Carvalho
Thadeu Figueiredo Rocha
Wagner Bittencourt de Oliveira

COMPOSITION OF THE FISCAL COUNCIL

Danilo de Jesus Vieira Furtado
Charles Carvalho Guedes
Jarbas Raimundo de Aldano Matos
Manuel Jeremias Leite Caldas
Robert Juenemann

COMPOSITION OF THE BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer (CEO)
José da Costa Carvalho Neto
Chief Generation Officer
Valter Luiz Cardeal de Souza
Chief Transmission Officer
José Antonio Muniz Lopes
Chief Distribution Officer
Marcos Aurélio Madureira da Silva (until October)
Luís Hiroshi Sakamoto (Interim)
Chief Administration Officer
Miguel Colasuonno (until September)
Manoel Aguinaldo Guimarães (Interim)
Chief Financial and Investor Relations Officer
Armando Casado de Araujo

197

Ponte Estaiada Mestre João Isidoro França, Rio Poty, Teresina, Piauí.

CREDITS

This Annual and Sustainability Report is a result of the efforts of the Eletrobras team. We thank you all for your participation and commitment.

Editing and general coordination
Executive Sustainability Committee of the Eletrobras Companies

Executive coordination
Planning, Strategic Management, and Sustainability Superintendence
Press Office and Press Relations

Coordination and collection of GRI indicators and texts
Keyassociados

Graphic project, layout, and infographics
Tabaruba

Translation
Gotcha Idiomas!

Illustrations
Renato Luiz Campos Aroeira

Photo credit
Eletrobras's archive

Print run
150 in Portuguese
25 in English
25 in Spanish

Platforms
This report can be downloaded at
www.eletrobras.com

199

ILLUSTRATIONS

Sun, *n.* We spin around it every day, hitching a ride on planet Earth. An object of veneration, it originated, in some languages, from the word "Sunday" – and what other weekday could it be?!

A sunny day has the look and feel of Brazil. It is present in our national anthem, with its "brilliant beams," which are translated into freedom. It is also present in our postcards. The warm nature of Brazilians could very well have been inspired by the sun.

It is not only its color, energy, or light. Sunrise moves us in some way. It makes us think about the future. It reminds us that it is always time to renew ourselves, that every new dawn brings a new opportunity – to do things differently, to be better. When we watch the sun rise, we feel an uncontrollable will to be happy! More than that: we believe anything is possible.

It is because of how it makes people feel that it is represented here, in some of its endless and beautiful versions, according to Aroeira's* interpretation. After all, everything we do is inspired by and dedicated to people. Every sunrise inspires us to do our job: to generate more light and energy, to make more and more people happy.

** Renato Luiz Campos Aroeira is a cartoonist, artist, illustrator, and musician. He started showing his drawings to the world at the age of 12, producing illustrations for textbooks. He has worked at the main news organizations in the country (Jornal de Minas, Diário da Tarde, Estado de Minas, Jornal o Sul, O Globo, Jornal do Brasil, Estado de São Paulo, Isto É, Veja, Carta Capital, Caros Amigos, Pasquim, Pasquim XXI); currently, he works as a cartoonist for Jornal O Dia, Jornal O Sul, and Brasil Econômico. He has designed covers and artwork for the main publishing houses in Brazil.*

Ponte Hercílio Luz, Florianópolis, Santa Catarina.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.